20 23

ANNUAL REPORT

allegiant®



May 7, 2024

Dear Allegiant Shareholders:

I am excited to talk to you again and provide comments on the state of Allegiant and the airline industry. As you are well aware, it has been a tumultuous few years since 2020 and the pandemic. This hundred year event has had a seismic impact on the airline space, how people travel and as a result the competitive landscape.

Since 2020 and the pandemic, there have been structural changes in the underpinnings of the industry:

- **Travel habits have been altered –** Given the decline in business travel, the upper end of the industry, Delta, United and American (who I refer to as the "Majors" or "Big 3") have migrated towards a more leisure focused approach. This 'coming' down market has affected what is known as the low cost, ULCC segment.   More recently, in Q1 2024, the Majors and Alaska have commented about the strength in corporate demand as the economy continues to show strong results in spite of the Fed's interest rate efforts.
- **Government** – there has been a seismic shift in how the federal government is viewing airlines. In many ways the industry has become the 'whipping' boy for current politicians who are stressing airline practices such as junk fees, reliability etc. Concurrently the current administration's DOJ has a 'no-prisoners' policy when it comes to mergers or other relationships (for example, the Northeast Alliance or NEA).
- **Pilots/Labor cost/shortage** – the long tale of the 1500 hour rule promulgated by the FAA in 2013 has reared its head. A pilot shortage was inevitable with this change. It manifested itself during the past three years. Pilot wages are up as much as 40% in recent contracts. Carriers such as Allegiant were interim stops for pilots on their way to more lucrative programs offered by the Majors. Labor costs, in general, across all aspects of the industry, have increased substantially.
- **Competitive landscape** – Going into the pandemic, the airline industry playing field was reasonably well balanced – the Big 3 and Southwest had their space - the low cost carriers theirs. The low cost segment throughout the teens had been the financial stars – impressive growth and the best margins. Today that equation has flipped – the Majors have the upper hand with impressive industry leading earnings and balance sheets, improved products and excellent frequent flyer programs. The Majors are the darlings; the low cost ULCC label has been changed to the 'LMA' or Low Margin Airlines.

Allegiant – a lot going on

2023 was another eventful year for G4. We once again were among the industry leaders in profitability generating a 10% operating margin. Earnings for the year were $6.29 per share. Weighing on the Company's results were costs from Sunseeker Resort which opened December 15th. It reported a $30M loss for the year – all attributable to pre-opening costs.

We ran one of the best operations in the airline industry last year – a 99.8% controllable completion factor. We were ranked third by the Wall Street Journal in their annual review of the airline industry, moving up from 5th the previous year. The Journal acknowledged our improved brand and top-of-the-industry operational performance.

I am happy to report that Sunseeker has been completed and came on line December 15th of last year. As a sidebar, a note of congratulations to the Sunseeker team of Micah Richins and Jason Shkorupa, they battled numerous headwinds including two hurricane delays in less than a year, supply chain shortages as well as other pandemic induced problems. In spite of these headwinds they have created a magnificent destination resort. We could not be more proud of their efforts.

It will take time to bring Sunseeker to its peak financial performance as we market this world class property to the millions of customers in our data base. In past letters, I have stressed the importance of our direct-to-consumer distribution system. It will earn its keep in the coming years. One area that has performed above expectations is food and beverage. Sunseeker created twenty separate restaurant brands – a gourmet's delight - all owned by Sunseeker.



Sunseeker Resort – 785 rooms, twenty different and unique food and beverage outlets and 60,000 square feet of convention space

Sunseeker is located in one of the premier vacation destinations for the U.S., the west coast of Florida, located within a ten minute drive to our Punta Gorda (PGD) airport, sandwiched between Sarasota/Tampa-St. Pete to the north and Ft. Myers/Naples to the south. This location will serve us well. The property speaks for itself.

Our Route Map
Below is a map of the U.S. detailing the 124 cities we serve, 33 of which we label as 'destination cities' (the orange dots). As you can see, we have nationwide coverage to more cities than every airline except the three Majors, American, Delta and United. Of our 552 routes, 77 percent or 454 do not have direct nonstop competition. We offer only non-stop, point-to-point flights, a critical product differentiation in today's difficult service environment.

We service our routes from 24 Bases, each of which is self-contained with our dedicated aircraft, pilots, mechanics, flight attendants and the necessary tools and parts to support our operations. We have used this 'out and back' pattern since our earliest days. It provides the most efficient scheduling approach as well as operational simplicity. We believe we have up to 1,400 additional domestic routes we can grow into using our incoming Boeing MAX fleet in the coming years.

The Allegiant Route Map as of April 2024 – 124 Total Cities

BLI
GEG
PSC
FCA/GPI
GTF
MOT
GFK
BGR
PDX
MSO
BZN
BIS
FAR
EUG
BIL
STC
PBG
PSM
TVC
MFR
BOI
IDA
RAP
MSP
ATW
ROC
SYR
ALB
BOS
GRR
FNT
IAG
ELM
SWF
PVD
FSD
MDW
ABE
EWR
CAK
CID
RFD
PIT
MDT
DSM
OMA
MLI
SBN
TOL
FWA
DAY
LCK
HGR
GRI
PIA
BWI
OAK
SCK
PVU
DEN
BMI
IAD
SPI
CKB
IND
CVG
GJT
MCI
HTS
MRY
EVV
RIC
ORF
FAT
LAS
BLV
SDF
LEX
ROA
ICT
SGF
TRI
SMX
GSO
AVL
TYS
BNA
USA
LAX
PSP
XNA
TUL
MEM
CHA
GSP
PHX
OKC
MYR
SNA
SAN
LIT
CHS
AZA/IWA
SAV
SHV
ELP
JAX
VPS
SFB
AUS
HOU
MSY
GPT
MCO
MLB
SAT
PIE
PBI
SRQ
LRD
PGD
FLL
MFE
EYW

To facilitate this growth, we have upgraded our systems this past year including installing SAP for financial management, Navitaire for reservations and stations operations and this year the planned implementation of Trax as our maintenance management system. As I have stated in past letters, this is us transitioning to adulthood, moving from our teenage years to a more sophisticated entity with the proper tools. The addition of Navitaire will allow us to work with our future Joint Venture partner, Viva Aerobus (hopefully in place in the next 12 months) in what should be a complimentary partnership for both companies. Attempting all of these installations in one year was a heavy lift. We had some indigestion as we rolled into 2024. Long term, these systems should be extremely accretive to our efforts, particularly the Navitaire upgrade.

Boeing

The other major project ongoing is the introduction of our Boeing MAX aircraft. Deliveries have been delayed because of Boeing's ongoing problems chronicled in the press. These new generation aircraft will provide us with improved economics and allow us to add as many as 1400 new routes previously mentioned. Originally, we had planned on 20+ deliveries in 2024. As this is written, given the reported delays, we have adjusted our plans to six aircraft in 2024. We have fifty firm MAX-7s (163 seats) and MAX 8200s (190 seats) plus options for another 80 aircraft or a total order of up to 130 aircraft.

I am happy to report that the team has done an excellent job preparing for the MAX. However, there is a cost to this process including adding the necessary pilots to allow current Airbus crews to transition to the MAX. Unfortunately, we will have an expense overhang given the delivery delays. As I write this we are unsure about delivery dates given Boeing's problems. Long term the MAX should be extremely accretive. Both aircraft types will come equipped with our extra leg room 'Allegiant Extra' product which to date has shown excellent results.

Everyone is aware of the trials and tribulations Boeing is going through – they cannot seem to get off the front page. I have personal experience in this phenomena – the smallest event regarding Boeing becomes front page news or the first headline mentioned in a broadcast. Recently Delta had a flat tire on a 30 year old 757 – the news report was about a "Boeing 757. . .!" This will pass. Boeing makes an excellent aircraft. Their production history in the past few years, however, has had its issues.

Over the past 15 years, the tables have been turned in this duopoly business. Boeing was number one; now they are number two. During the early 2000s their success may have taken away their edge – they were on top and had only one way to go.

Airbus was hungry and scrappy – we personally experienced both companies offerings as we looked to add a new generation aircraft in the late 2000s.

Boeing missed the opportunity to build a new generation narrowbody aircraft (the current 737 fuselage is from a 1960s design). Airbus upped the game in 2012 when they introduced an upgraded offering with new generation engines – the A320NEO. Boeing was forced to react and has been playing catch up since.

Boeing is a quality company. The MAX is an excellent product – safe and reliable; it will enhance our economics. The MAX had a flaw, a manageable one with qualified pilots and capable operators. Boeing could not have handled this crisis any worse and as a result have become easy prey.

Since the fatal accidents in 2018 and 2019 and the follow on stories of design flaws, Boeing has been pilloried about both their aircraft design and certification and most recently about their manufacturing process. Problems with certification continue - most recently they have been unable to meet the FAA's certification requirements for the two additional MAX models – the -10 and the -7. Boeing has substantial order books for both models.

Manufacturing issues have been much more front and center the past few months after the Alaska incident in January. As a result, Boeing is going through a self-examination from the CEO's office on down, reviewing their practices, their leadership. Recently the CEO, David Calhoun announced his retirement at the end of 2024 and Stan Deal, CEO of the Boeing Commercial Airplanes, resigned immediately (this is late March 2024). These changes are not a surprise given the Company's history with the accidents and recent manufacturing problems. To their defense, this complex business has become even more challenging post pandemic. If there is one industry that has been a victim of supply chain problems, aerospace manufacturing has been at the head of the list. They need to regain their manufacturing prowess.

The lesson at hand is that quality matters in the highly regulated world Boeing lives in. Having said that, we have gotten to know their senior management and are impressed by their commitment and focus.

And one last comment on Boeing, during the political brouhaha of the past many years, there was not a public condemnation of the MAX by any of the U.S. pilot unions, those that fly the aircraft every day. Their 'endorsement' is what really counts.

Pilots
Another problem of the past three years has been pilots. There have been two issues – one a national problem – a general shortage affecting all carriers and our local problem, namely negotiations with our pilot union, Teamsters Local 2118.

In early 2021, our Teamsters Local 2118 was newly formed. Per Teamsters International rules, new locals are begun under trusteeship as they develop their bylaws and management teams. The Teamsters designee to lead Allegiant's Local was an Allegiant pilot. He proved to be a good politician, a good communicator - he had the support of the crews. But he and his team had never been involved in the management of a union. He did not build the necessary infrastructure to run a Local, did not develop the appropriate policies and procedures and did not delegate authority. The lack of experience, lack of basic business knowledge was readily apparent. At the bargaining table for the past three years, none of the 2118 representatives (including their legal counsel) had any previous experience at airline labor negotiations. The president of the union was also the head of every committee including the negotiating committee. In three years of negotiation, from early 2021 through the end of 2023, the Company and the union did not agree on any substantive updates to the contract.

In March of this year, the Teamsters International relieved the Allegiant 2118 Local president and its officers from their positions via an emergency trusteeship. The past three years under Local 2118's leadership have been extremely damaging to our pilots and our Company. As a result of the incoming new leadership, I am confident we will be able to move forward quickly and work with our pilots to finalize an agreement allowing us to return to the successful partnership which has benefited both the pilots and the Company the past twenty years as we have grown our unique model.

The Other Pilot Issue
The national shortage of pilots, which is well known, has also been a critical component limiting our performance post pandemic. I am happy to report we have seen an increase in pilot availability in the past 8-10 months – the hiring at the Majors has slowed because of delivery delays from Boeing and Airbus as well as engine issues with the Pratt & Whitney new generation motor.

Since late 2020 through mid-2023, we were nothing more than a pilot training facility. At the end of 2021 we employed 1100 pilots. During the past two years, through the end of 2023, we hired 524 pilots but today employ just over 1200 or an attrition rate of four for every five new hire pilots. The industry pecking order in pilot movements has had three layers – At the bottom - regional carriers, the middle - the low cost carriers and then the Majors. We and the other low cost carriers (including Southwest) have been and still are a stepping stone for young pilots to make their way to the Majors. While we have had some captains resign, the majority of our turnover has been first officers.

As I write this, the combination of our increased compensation (in May 2023 we agreed to provide the pilots a substantial raise which would be accrued and paid 60 days after the completion of an agreement between the pilots and the Company) and the general slowdown in pilot hiring have decreased the demand for crews – it appears the worst is behind us. During this three year whirlwind, the industry has seen pilot pay rates increase as much as 40%. Going forward we and the industry will be paying more for the same product. But we at Allegiant still have our unique business model highlighted by minimal competition. With the change in the Teamsters 2118 management, we should be in a much better place.

Return to Normal
Since 2021 we have believed we would 'shortly' be back to 'normal' and could revert to our historic growth model, that we would be able to get back into our rhythm. During this time we have been 'investing' in our growth, thinking 'next year' was the year, adding aircraft and personnel, upgrading systems, planning delivery of our new aircraft and beginning to grow our current 552 routes (with 77% of our routes non-competitive).

But each year has not been the year. Unfortunately, we have added the overhead to sustain this growth. On the aircraft front, we had on average 125 aircraft available during 2023, up from 86 in 2019 or a 45% increase. Our productivity did not keep pace with the fleet growth - ASMs have only increased 16%; Block hours 15% and Departures 10%. ASMs per aircraft, departures per aircraft and miles per aircraft are all down just over 20% compared to 2019.

Post pandemic, ours has been a multifaceted set of problems. The macro pilot shortages the industry suffered through can be traced back in large part to the 2013 regulation known as the '1500 hour' rule, raising the required hours to be a commercial pilot from 250 to 1500 hours. Using safety as a front, I believe this was a naked effort to guarantee a future pilot shortage thereby providing pilot unions with the leverage to force wages up. This substantial shortage of the past three years has accomplished their goal - pilot compensation has increased on average as much as 40 percent in the past 12 months.

Pivotal Events
There have been three fundamental events in the past 40 years that have shaped today's airline industry including:

- • **1**) **The 1978 Deregulation Act**

- • **2) 9/11**

- • **3) The Pandemic.** Of all the events, the pandemic may be the most telling.

The 1978 Deregulation Act remade the airline industry leading to the hub and spoke system we know today. It also removed regulatory oversight that protected incumbent carriers from new startups and intrusions by other carriers into their markets. The intent of the deregulation has worked as hoped, airlines have become the 'bus' service of the past 50 years, providing safe, reliable, inexpensive travel to most Americans, travel that would not have been available within an economically regulated airline industry.

9/11 was the second major event. It was a pivotal point for the industry. As industries mature they consolidate – this is a constant in the business world. During the 10 years after 9/11, domestic ASMs fell by 20 percent. It took 13 years from 2001 through 2014 for the airline industry to recover. 9/11 was the catalyst for the creation of the 'modern' industry we know today, namely it set the stage for the combinations that took place from the mid-2000s through 2013 creating the Big 3 – Delta, United and American.   Eight airlines, including the six largest incumbent carriers restructured themselves to four carriers via bankruptcy and mergers:

> 2005 – USAir and America West
> 2009 – Delta and Northwest
> 2011 – Southwest and Air Tran
> 2013 – American and USAir

This was the culmination of the almost 40 years of deregulation – the Big 3 and Southwest. By 2013 they controlled 80 percent of the US capacity. Contrast this to 1990 - the top four carriers United, American, USAir and Delta controlled but 53 percent of US capacity. Southwest is the most recent member of the large carriers, beginning in 1971 as a Texas intrastate carrier, it has grown consistently over the years to its current 800 aircraft, consistently leading the industry in profitability until the post 9/11 period when Allegiant led the industry in operating margin.

9/11 also provided a window for the new generation carriers. We at Allegiant were ideally positioned; 9/11 devastated the industry, put it on its heels. We had taken control of Allegiant on July 1st 2001. After 9/11, all the necessary resources – planes, pilots, mechanics were available in good supply. Competition from incumbent carriers was minimal – they were all focused internally, fighting to save their airlines. In our case, we were able to begin with minimal capital. We were able to grow into our own niche without competition (we consciously avoided competition as well). We developed a unique route structure, our out and back approach, our base approach. JetBlue also began during this time. They were successful, filling a void out of the New York area, using JFK's underserved markets. In 2007 Spirit Airlines emerged as an Ultra Low cost carrier (transitioning from a traditional high-cost airline, adopting low cost principles). By 2010 the transition was complete. An additional ULCC carrier arose in 2014 – Frontier. Bill Franke, after a successful run with Spirit, purchased Frontier from Republic Airlines. By 2015 they were well on their way to becoming a dominant player among the low cost carriers.

The Majors Fight Back
In the early teens, immediately after the merger transactions were complete, the management teams of the Big 3 and Southwest were focused on building their businesses, improving their products and making money. They were also paying attention to competition from the emerging low cost segment – what had become known as the ULCC carriers. Allegiant had a successful run – we were growing, we were profitable. We had a substantial cost advantage and a differentiated low cost product which allowed us to charge lower fares and thereby stimulate new travel from customers who did not traditionally fly. I was fond of saying 'we got people off the couch – we stimulated new traffic.' Others were following this formula – Spirit, Frontier and most recently Sun Country. The success of the low cost carriers post 9/11 was enticing new carriers to begin as well. Witness the recent startups Breeze and Avelo.

The Majors were not standing still during this time. Delta began increasing their gauge in the late 2000s. Larger aircraft help control unit costs and provide the flexibility to offer multiple products including about 1/3 configured with an equivalent low cost product – 28/29" pitch, another 1/3 configured with an upscale coach product with more leg room and the first class compartment.

Below, one can see Delta made a strategic effort as early as 2009 to increase their seats per departure. This slide is from their 2019 investor day:



Continuing to Renew Our Fleet

Evolution of Delta's Fleet Gauge
(average seats per aircraft)

150+

127

114

97

	2009	2014	2020E	Future State
Fleet Families	15		13	8
Premium Mix	9%		28%	>30%

Today this approach is prevalent in all the Majors. Additionally they have all spent a great deal upgrading their app(s) – allowing customers more selections, particularly the customers' ability to upgrade their purchase(s).   The Majors now have the ability to entice a customer into a greater spend through enhanced products.

More importantly for the ULCCs, the Majors have created 'choices' for customers interested in low fares. They have copied the ULCCs' ancillary revenue approach, charging for seat assignments, baggage, boarding priorities etc., particularly for the low cost products. This was a defensive move, a focused effort to counter the inroads from their low fare offerings. Moreover each of the Big 3 have additional inflight amenities including excellent inflight video products and attractive frequent flyer benefits – both substantial differentiators.

All three, Delta, United and American have substantially increased their seats per departure compared to just ten years ago. Since 2014, the Majors' seats per departure have increased from 103 to 133 – an almost 30% increase. This increase has been aided by the pandemic induced reduction in regional aircraft flying. This combination of fewer regional departures and the increased gauge in narrowbody aircraft from the newer generation A321NEO and the Boeing MAX have allowed the Majors to both maintain their costs (more seats per departure) in spite of the recent exceptional inflation. With the move to larger aircraft, they have been able to create a low cost carrier equivalent in each of their aircraft – no need for a 'separate low cost' subsidiary as in years past.

The strategic benefit vis a vis combating inroads from low cost carriers is that the Majors do not have to capture all the customers, just sufficient numbers to keep the low cost carriers from making money – 10 percent to 20 percent. This approach provides the least risk for the Majors but long term makes the ability for the low cost carriers to succeed difficult.

Lastly, all the Majors and Southwest have exploited their frequent flyer/Credit Card programs. In the early 2000s, almost all of their revenues were generated through flying activities. Today only 70% of revenues, on average, come from flying – the remainder comes from third party sources, particularly the credit card/frequent flyer programs. This is an amazing competitive benefit to the Majors and Southwest.

The Pandemic
As mentioned, the pandemic has been an industry-altering event. Below is a summary of the financial transactions from the US Government that also alter the landscape and tilted the playing field to the Majors and Southwest.

During the last part of the teens, both groups of airlines were succeeding. **Table 1** summarizes 2019 results:

Table 1

2019 Industry ($Millions)	Revs	Oper Profits	Oper Margin
JetBlue	8,094	800	10%
Spirit	3,831	501	13.1%
Frontier	2,508	309	12.3%
Allegiant	1,841	364	19.8%
Sun Country	538	67	12.5%
Alaska	8,781	1,063	12.1%
Southwest	22,428	2,957	13.2%
Delta	45,710	6,618	14.5%
United	43,259	4,301	9.9%
American	45,768	3,065	6.7%

As I mentioned, of all three major events, the pandemic may be the most telling. This overnight destruction of air travel would have bankrupted the airline industry in a matter of months. The Payroll Support Program (PSP) discussed below allowed the industry to avoid this certain outcome. While this generational event affected everyone initially, the Majors, beginning in late 2021 into 2022 surged ahead.

Financial Support for Pandemic
The Payroll Support Program or PSP benefited all the airlines, but the Majors and Southwest more so in hind sight.

Financially, the federal government advanced the industry three separate relief payments totaling $67.6B – PSP1 – April 2020, PSP2 - December 2020/January 2021 and PSP3 - April 2021:

- PSP1 – April 2020 $31.7B
- PSP2 – Dec 2020 $18.6B
- PSP3 – April 2021 $17.3B
         Total Paid $67.6B

Everyone understood the 'need' for PSP1. In fact the initial program was only 'PSP' – the Payroll Support Program – there was no plan for any follow on payments. The numbers, e.g., 'PSP1' only came later when the program was extended two more times in late 2020 and early 2021. Organized labor showed their strength. Shortly after the 2020 election ALPA, AFA and others were actively lobbying the Trump and Biden Administrations for more financial aid – successfully.

The industry, rather than having to retrench and do the necessary things to save their business because of the dramatic drop in revenues, was able to bank these funds and come out the other side in excellent condition. While these funds helped all carriers during 2020, the benefit to the Majors was exceptional. Payments were based on ASMs flown in 2019. The nine carriers listed below received 88% of the monies paid.

Table 2 shows the total dollars provided to the different carriers from the three separate payments – PSP1, PSP2 and PSP3. Per **Table 2**, $63B was paid to the nine largest carriers (the remaining $4B for a total of $67B was paid to a number of smaller carriers). The payments included $49B in grants and $13.9B in attractive loans (the PSP1 rules required that 30% of the total dollars be in the form of loans plus each company had to award the federal government a certain number of warrants):

Table 2

PSP $ - Billions

	PSP $		**PSP $**
		JetBlue	$2.6
Southwest	$9.3	Spirit	$0.89
Delta	$15.4	Frontier	$0.59
United	$14.1	Allegiant	$0.4
American	$16.5	Alaska	$2.8
Total	$55.3	Total	$7.28
Percent Total	**88%**		**12%**

Table 3 demonstrates the benefit in cash balances to the Majors coming out of the pandemic. Never before have the US major carriers had such cash reserves. Some of these totals were offset by additional debt, but the benefits from receiving over $55B from the federal government in a little more than a year were unprecedented.

Table 3

YE Cash Balances 2019 and 2023	**Cash Balances**			**Cash Balances**	
$ Millions	**2019**	**2023**		**2019**	**2023**
			JetBlue	$1,567	$1,328
Southwest	$4,072	$11,474	Spirit	$1,084	$978
Delta	$2,882	$3,868	Frontier	$768	$609
United	$4,944	$14,388	Allegiant	$473	$814
American	$3,826	$8,488	Alaska	$1,521	$1,791
Total	$15,724	$38,218	Total	$5,413	$5,520

While these funds have been extremely beneficial, they still could not guarantee a return to profitability post Covid.

State of the Industry – Looking Forward

Below in **Table 4** are the financial results for the ten major carriers in the US for the last three years. It details the total revenues for each carrier from 2021 through 2023 and the same for their operating profits:

Table 4
Total Revenues and Operating income for 2021-2023

Financial Results	**Revs**	**Op Inc**	**Percent**
2021-2023			
Southwest	$65,695	$2,962	***4.5%***
Delta	$138,529	$11,068	***8.0%***
United	$123,306	$5,536	***4.5%***
American	$131,637	$3,582	***2.7%***
Total Big 4	$459,167	$23,148	***5.0%***

Financial Results	**Revs**	**Op Inc**	**Percent**
Allegiant	$6,520	$575	***8.8%***
Alaska	$26,248	$1,149	***4.4%***
Sun Country	$2,567	$296	***11.5%***
Jet Blue	$24,810	$(608)	***-2.5%***
Spirit	$13,662	$(1,152)	***-8.4%***
Frontier	$8,975	$(165)	***-1.8%***
	$82,782	$95	***0.1%***

The Big 3 all had improving margins from 2021 through 2023. Delta was profitable all three years, while United and American lost money in 2021 but were profitable the last two years. Southwest, however, has trended in the wrong direction. In 2021 they had an 11% operating margin but only 1% in 2023.

In the smaller carriers shown on the right, the top three carriers had positive operating margins all three years, with their weakest year being 2022. They all improved from 2022 to 2023.

The bottom three have consistently lost money each year. In the case of Frontier, their results have been inflated from the benefits of Sale/Leaseback transactions. From 2021 – 2023 they added back $294M of Sale/Leaseback proceeds to their earnings; without these financing transactions, their three year non-leaseback operating income would have been a loss of ($459M), not the reported ($165M).

These results for the low cost/ULCC crowd differ markedly from the 2019 totals shown in **Table 1** where everyone had a 10% or better operating margin with the exception of American.

Structural Changes Post Pandemic

The pandemic was particularly hard on business traffic – it declined perhaps as much as 20 percent. While business people stopped traveling, they did not stop working. What the shutdown did allow was work from anywhere. Online tools from Zoom, Teams and Google came into their own. Initially people were staying home and using online tools to stay connected. As things opened up, businesses realized they did not need to travel as they did pre-pandemic. Furthermore, as restrictions were lifted, people realized they could combine work and play – take the family on holiday while still able to do one's work and the children able to attend school. This type of travel has helped the Majors (and the non-Majors) counter the drop in business traffic. The Majors have come down-market targeting a higher-end leisure customer interested in traveling.

The Majors have emerged from the COVID overhang noticeably stronger, particularly with respect to their balance sheets, much of which was a wealth transfer from the Federal Government. Moreover, their financial performance during 2023 and the first quarter of 2024, particularly Delta and United has been strong. Both commented in their recent calls (including Alaska) that their Q1 2024 results were enhanced by increasing business traffic. The strong economy is benefiting these traditional business oriented carriers.

Low Cost Carriers don't do well post Pandemic – Government Intervention

A number of low cost carriers have not rebounded to their pre-pandemic levels. Spirit, Frontier and JetBlue have all lost money each year since 2020. Each has their own story.

Since 2020, low cost airlines, particularly Spirit and Frontier have been working to get back to their 2019 performance. From 2021 on, while they have added a great deal of growth, their unit costs have increased substantially. A large part of this increase is their inability to reach 2019 utilization levels of 11.5 to 12 hours per day. This level of flying was critical for their cost management. They have also been victims of increasing 'other' costs that have affected all carriers. On the revenue front, while most carriers' unit revenue has been increasing the past few years, their unit revenues have not; in fact, they decreased. Reasons include traffic on off peak days was declining while seats per departure were increasing.

Regarding JetBlue, they were motivated to grow through affiliations (the NEA) and acquisitions (Spirit). The saying *'too big to be small and too small to be big'* was where JetBlue may have seen their position just before the pandemic. Given their size (namely they were not large enough), it appears they believed they were unable to compete against their primary competitors – the Majors. In 2020, they finalized an affiliation with American in what became known as the Northeast Alliance or NEA (which was approved by the Trump Administration in January 2021). And when Spirit was put in play by Frontier in 2022, JetBlue became an active bidder, again trying to grow through acquisition. Spirit with their two hundred aircraft and an eighty aircraft order book would provide JetBlue with the heft to compete with the Majors or so they thought.

But the Biden Administration came to office with a strong philosophical bias against mergers, particularly in the airline space. They believe airline mergers since deregulation have been bad for the consumer, namely they have resulted in higher fares.

But if labor is involved, as it was in the early days of the Biden Administration, they had no problem pushing for what was in effect subsidies for the four largest carriers who control 80% of the business via the two additional $35B PSP grants in late 2020 and early 2021. Later in 2021, the Administration's DOJ began its efforts to undo/stop efforts by JetBlue, with a 5% market share and lower fares than their primary competitors – the Majors who were attempting to position themselves to better compete against their principal competitors – the Major carriers and Southwest.

Ironically, the DOJ's successful efforts since mid-2021 through earlier this year stopping the NEA and the JetBlue/Spirit merger have had the opposite effect. Both Spirit and JetBlue are now financially troubled and facing difficult futures. The DOJ actions were extremely distractive (to both the carriers) at a time when they needed to be internally focused on operating their airlines, not fighting the federal government for over two years.

Given all these activities of the past three years, the low cost industry we knew pre-COVID will not be the low cost industry going forward. Not all of the low cost carriers are in trouble. Allegiant and Sun Country (Alaska is not really a 'low cost carrier' – they are closer to the Majors in their product offerings) have both been profitable during this time. And while Allegiant has not been up to standard in terms of our historical long term earnings as previously discussed, we have a unique swim lane that allows us to operate with minimal competition. Sun Country as well, has been able to shield itself from the direct interaction with the Majors and other low cost carriers.

Given these profiles, understanding these carriers' current state is important to understand where the low cost segment is and where it appears to be heading:

- **Spirit** - Post pandemic, Spirit has suffered the most:
  - **Financial**. Spirit has had the poorest financial performance of any carrier, losing money since 2020. Operating losses in the past two years were over $1B (10% of revenues). In Q1 2024 they reported an adjusted operating loss of $175m (14%). They have $1.1B in debt due in the 2nd half of 2025.
  - **Liquidity** - they recently did a sale/leaseback of 25 aircraft for almost $900M, paying down $465M of debt and increasing cash by $419M
  - **Acquisition**. From late 2021 through February this year, they were party to a well-publicized $3.5B acquisition by JetBlue. Both JetBlue and Spirit were consumed by this proposed combination and the subsequent law suit by the Department of Justice to block the combination.
  - **Loss of Focus**. Spirit, in particular, being the acquired carrier, was unable to do much of anything per the purchase agreement during this period and it shows in their financial performance and stock price.
  - **Aircraft Problems**. Spirit has seen a meaningful number (as many as 40 of their 200 aircraft fleet) of their new P&W Geared Turbo Fan Airbus aircraft grounded because of engine manufacturing defects. They each require shop visits of as long as 300 days.
  - **Positive Note**. P&W has agreed to pay Spirit between $150M to $200M in 2024 for damages. This amount is only for 2024 – more dollars could be available in 2025 and beyond.
  - **Going to Fight through it**. Ted Christie, Spirit's CEO, recently commented that their plan is to 'fight through it', that they will not be seeking reorganization. Bottom line Spirit has a rough road to return to its pre-pandemic profitability – a 13% operating margin. This total represents a 23% margin improvement from their (10%) 2023 loss – a steep hill for anyone!

- **Frontier**. Frontier has lost money every year since 2020:
  - **Subsidized profits**: It has 'subsidized' its profits by capturing one-time benefits from sale lease back transactions on aircraft they are adding to their fleet.
  - **Aircraft/Sale Leaseback.** As mentioned previously, Frontier has 200 new Airbus aircraft on order through 2029, an average of 33 aircraft per year, most of which are the 240 seat variants. They make a profit on the sales to lessors and per accounting rules are able to capture this profit in their current P&L via cost reductions. Frontier reported a $147M gain on these transactions in 2023, $87M in 2022, $60M in 2021 and $107M in 2019; in Q1 2024 they reported a $71m benefit from the addition of six new A321NEO aircraft. Because of these one-time gains, they broke even in 2023 but have lost money in every year since 2020 even with the benefits of the sale leaseback monies. In Q1 2024, in spite of a $71m sale/leaseback benefit, Frontier still reported a $24m operating income loss.
  - **Financing.** If Frontier goes forward with this plan to add as many as thirty three aircraft per year and is able to maintain lessors' interest in purchasing their aircraft, they will be able to finance a great deal of growth, upwards of $300M per year (the amount paid in Q1 2024 was approximately $12m per aircraft) in cash flow. This approach is the ultimate in a combination of debt and equity financing, both borrowing funds for the aircraft as well as the equivalent of equity for the 'profits' on the sale, monies used by the company to reduce current year expenses or capital to finance their ongoing losses.
  - **Growth.** If Frontier takes delivery of these 200 aircraft in the next six years, they will most likely have a fleet approaching 300 aircraft (from their current 142 aircraft at the end of Q1 2024, assuming some leased aircraft are returned).
  - **Inability to Return to Profitability.** While Frontier may be able to fund this extreme level of growth through proceeds from sale leaseback transactions, I believe the pace of growth will be too fast to return to any level of profitability without these transactional funds.
  - **Change.** Frontier has been going through radical, substantial changes. Some questions:
    - (1) Do they have the management depth for this rapid growth?
    - (2) Where will they put all of these aircraft in the coming years?
    - (3) They just announced 103 new routes beginning in April – June 2024. 1/3 of their entire network of routes will be new in the coming months.
    - (4) They are implementing a major scheduling change from the traditional multi-day trips (3 to 4 days) to a 'basing' approach or single day trips, out and back (what Allegiant does). Their crews are objecting, particularly the flight attendants. They are: 1) taking pay cuts – the tax free per diem is down substantially and 2) having to pay for hotel rooms in their bases if they do not live there. Previously the company paid for these overnight expenses.

- **JetBlue** has also suffered since the pandemic:
  - **Performance.** The past decade to 15 years, JetBlue's performance has been mediocre at best. They did have a 10% operating margin in 2019 – a strong year for the industry – they shared in the success. But from COVID, on their performance has deteriorated noticeably, losing money each of the past three years.
  - **Unit Costs.** From 2019 unit revenues have increased 10%, but unit costs have outpaced this total; 2023's CASM was 14.4 cents – a 26% increase from 2019.
  - **Growth through acquisition.** Their strategy the past 3-5 years has been to grow through affiliation (the NEA with American) and acquisition – Spirit. As a result, they find themselves in a difficult position.
  - **International Growth.** They have also had a high degree of focus on international flying from the Boston and New York area to northern Europe, spending a great deal to acquire Airbus 321XLRs for this mission.
  - **Regulatory.** The Department of Justice has successfully attacked both of their affiliation/acquisition efforts – they have been involved in these non-airline operations/legal battles for the past three years.
  - **Competition.** Their Northeast presence has been under attack, particularly by Delta (this is what the NEA was supposed to protect).

We find ourselves in a unique time in aviation history, namely there are large order books for both Airbus and Boeing but new aircraft are exceedingly difficult to come by - both Boeing and Airbus are sold out through the end of the decade. Additionally, used aircraft are at a premium, exacerbated by the inability of both Boeing and Airbus to deliver near term aircraft per their order books. Lessors are aggressively looking for new aircraft.

Never before has there been such substantial amounts of capital available to this industry. Historically, lessors such as GE or airframe manufacturers would support carriers during challenging times to protect their aircraft portfolio (lessors) or future order books (Boeing/Airbus). But today, the amount of capital looking for a home and available to the airline space is unprecedented. Not only are there monies available to purchase aircraft, but private equity has been active in the space. Apollo has purchased two carriers in the past six or seven years – Sun Country and most recently Atlas. There have been startups as well – most recently over $400m+ has been invested in Breeze and over $100m in Avelo.

This capital will allow some unforeseen behaviors to exist during the coming years, behaviors that heretofore were not possible. Stay tuned to see how this next chapter plays out.

Allegiant – Where do we fit in this Picture
The discussion so far has recounted much of our history and how we have wound our way through these turbulent waters, working to stay out of others' way. While we have been one of the smallest at the party, we have used our wits and head to fashion a model that is 'different' in virtually all aspects. While we fly airplanes and people, how we do it is quite different. Those differences are what allow us to succeed.

As I write this, we find ourselves ready to get back to our old ways. As I said earlier, we have been going sideways, unable to get back in rhythm. Much of the problem has been tied to pilot constraints during the past three years as well as problems from the installation of our new reservations, pricing software, Navitaire. The integration with our previous system has not gone as planned. We are able to operate the airline properly but have been unable to optimize the revenue tools to where we hope to be in the next few months.

It is time to move on. We are 'out of shape,' using an athletic analogy. Our unit costs have increased too much in the recent years as we attempted to get back to our 'growing' ways. We have the airplanes, the personnel, the necessary ingredients to return to our efficient self. During the past three years we have been unable to fly our 'peaks' where our outsized profits have been earned in years past. We are incurring additional overhead expenses as we gear up for our new Boeing aircraft – the delays are exacerbating these costs. On the good news front, we are pleased with the progress of our pilots who are preparing to fly the MAX. There is a renewed sense of optimism, that in the coming months we will finish our contract negotiations and be able to operate our aircraft as did in days past, able to 'peak our peaks', flying our aircraft upwards of 10 hours per day on the days that matter most, in the seasons that matter most.

Viva Aerobus. We are hopeful our proposed partnership with Viva Aerobus will come together this year. We agreed to this relationship in 2022. This joint venture will allow Viva and Allegiant to work together to move U.S. passengers to Mexican resort destinations such as Cancun, Puerta Vallarta and Cabo San Lucas. Our application for the required Joint Venture approval has been in front of both the Department of Transportation as well as the Department of Justice (for antitrust approval) since late 2022. Both departments are expressing optimism about what this opportunity represents – it is what JVs are designed to do – open additional low cost travel opportunities to US travelers. Viva is the number one operator in and out of Cancun airport. Their control of key slots will allow us to offer premium departure and arrival times. We believe we will be able to operate non-stop flights from as many as forty cities in the U.S. to in-demand Mexican vacation destinations. But, as I write this, the U.S. and

Mexico are squabbling over "Open Skies" issues and our approval is now on hold. Hopefully, this disagreement will be solved in the next few months.

Management

I want to take a moment and comment on your management team. We have over the years produced some of the best managers in the industry. Our alumni are the leadership at three other US carriers – Jude Bricker (and others) at Sun Country, Andrew Levy, founder of Avelo (and other Allegiant alums) and Breeze including its President Tom Doxey, the Chief Operating Officer and other former G4 senior executives.

Our current management continue in the tradition of Allegiant's best in class talent. Virtually all are home grown, our President Greg Anderson, our head of revenue management Drew Wells, Robert Neal our CFO, our Chief Operating Officer, Keny Wilper, Tyler Hollingsworth, who heads our flight operations, Chris McCartney, our head of maintenance and many others. Our outsiders include Rebecca Henry, who is our Chief Human Resources Officer (CHRO) and Scott DeAngelo, who heads our marketing department. Scott was instrumental in negotiating our naming rights agreement with the Raiders for Allegiant Stadium. The value of this relationship has proven its worth over the years but never so much as the recent Super Bowl and the coverage the stadium and our name received during this week of the festivities. Its objective was to improve our brand recognition – it has done this!

These excellent managers have grown up in the Allegiant halls, have absorbed our ways and understand our model and its inner workings. We have trained them to be analytical, to understand our business and specifically, understand our unique model and what makes it work. They are the reason for our excellent showing in the industry, our Wall Street Journal third ranking behind Delta and Alaska, ahead of Southwest, up from 5th in 2022.

Industry Future

As I have described, the industry and its players are changing. Post pandemic, the financial performance of the Majors improved substantially while the low cost carriers performance has deteriorated. The Majors have a complete offering, one that covers the low cost carrier's products, better inflight offerings, frequent flyer programs. Furthermore, because of their poor operations in recent years, a number of low cost carriers' brands have suffered - they have become carriers of last choice.

Allegiant is a member of the low cost carriers. Fortunately, we have created our own environment, our own swim lane. If one thinks of the airline industry as a large pool, we, Allegiant have our own, private swim lane with minimal interference from others. The remainder of the pool (or the remainder of the industry) is playing the rough and tumble sport of water polo where the Majors are the equivalent of a 220 pound 20 something year old playing against a number of the low cost 120 pound 12 year olds – it's not a fair game. Furthermore I do not see how the 12 year olds will ever grow to the point they can compete with the '20' somethings. The gulf is too big; the ability to compete against the Majors too difficult.

Allegiant is poised to emerge from the malaise of the past three years. Our pilots want to move forward, want a deal. The industry pilot shortage is abating. Carriers have stopped hiring. There appears to be a surplus of pilots. We have the aircraft, sufficient pilots, and the ability to enhance our scheduling and increase our productivity, particularly in the important times that require peak operations. We have Sunseeker. This world class property will prove its worth. The cuisine and service levels are exceptional. It will grow in value in the next few years as the awareness and revenues increase accordingly. This asset will provide us options in the future to enhance our balance sheet. Our model has focused on staying away from others, minimizing competition. As I write this, 77% of our routes are still without direct competition. We have a fleet of aircraft coming that will allow us to grow into our identified 1400 additional routes. Our future is ours to manage.

Our Culture, Our Principles, Our Team Members

Congratulations and thank you to our now 6,000 team members who come to work every day with a passion for excellence. We have a proven, seasoned model. Our team members are the backbone of our culture which has been defined on the principles summarized earlier, with a primary emphasis on safety. We are focused on offering our customers a value proposition exceeding their expectations. We are focused on creating a positive, challenging and empowering environment for our team members — one that is stimulating, where they can grow and prosper in such a way they naturally thrive and advance the good of the organization. Financially, we are focused on profits, growth, and the best financial returns for our shareholders.

These principles continue to serve us well.

Lastly, I want to extend my thanks once again to our team members. You are the backbone of this great company.

Thank you for all you do.

Maurice J. Gallagher Jr.
Chairman and CEO
Allegiant Travel Company

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 001-33166



Allegiant Travel Company
(Exact Name of Registrant as Specified in Its Charter)

Nevada	**20-4745737**
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

1201 North Town Center Drive

Las Vegas, Nevada	**89144**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, Including Area Code: **(702) 851-7300**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.001 Par Value	ALGT	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such fi les). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company,"and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of common equity held by non-affiliates of the registrant was approximately $1.9 billion computed by reference to the closing sale price of the common stock on the Nasdaq Global Select Market on June 30, 2023, the last trading day of the registrant's most recently completed second fiscal quarter.

The number of shares of the registrant's common stock outstanding as of the close of business on February 23, 2024 was 18,286,324.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement to be used in connection with the solicitation of proxies to be voted at the registrant's annual meeting to be held on June 26, 2024, and to be filed with the Commission subsequent to the date hereof, are incorporated by reference into Part III of this Report on Form 10-K.

EXHIBIT INDEX IS LOCATED ON PAGE 91.

Allegiant Travel Company
Form 10-K
For the Year Ended December 31, 2023

Table of Contents

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this annual report on Form 10-K, and in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," that are based on our management's beliefs and assumptions, and on information currently available to our management. Forward-looking statements include our statements regarding future expenses, revenues, earnings, available seat mile (ASM) growth, fuel cost and consumption, expected capital expenditures, number of contracted aircraft to be placed in service in the future, our ability to consummate announced aircraft transactions, timing of aircraft deliveries and retirements, number of possible future markets that may be served, the implementation of a joint alliance with VivaAerobus, the operation of our Sunseeker Resort, as well as other information concerning future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believe," "expect," "anticipate," "intend," "plan," "estimate," "project," "hope" or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in the forward-looking statements. Important risk factors that could cause our results to differ materially from those expressed in the forward-looking statements generally may be found in our periodic reports and registration statements filed with the Securities and Exchange Commission at *www.sec.gov.* These risk factors include, without limitation, the impact of regulatory reviews of Boeing on its aircraft delivery schedule, an accident involving, or problems with, our aircraft, public perception of our safety, our reliance on our automated systems, our reliance on Boeing and third parties to deliver aircraft under contract to us on a timely basis, risk of breach of security of personal data, volatility of fuel costs, labor issues and costs, the ability to obtain regulatory approvals as needed, the effect of economic conditions on leisure travel, debt covenants and balances, the impact of governmental regulations on the airline industry, the ability to finance aircraft to be acquired, the ability to obtain necessary government approvals to implement the announced alliance with VivaAerobus and to otherwise prepare to offer international service, terrorist attacks, risks inherent to airlines, our competitive environment, our reliance on third parties who provide facilities or services to us, the possible loss of key personnel, economic and other conditions in markets in which we operate, the ability to successfully operate Sunseeker Resort at Charlotte Harbor, increases in maintenance costs and availability of outside maintenance contractors to perform needed work on our aircraft on a timely basis and at acceptable rates, cyclical and seasonal fluctuations in our operating results, and the perceived acceptability of our environmental, social and governance efforts.

Any forward-looking statements are based on information available to us today and we undertake no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise.

Item 1. Business

Overview

We are a leisure travel company focused on providing travel and leisure services and products to residents of under-served cities in the United States. We were founded in 1997 and, in conjunction with our initial public offering in 2006, we incorporated in the state of Nevada. Our unique business model provides diversified revenue streams from various travel services and product offerings which distinguish us from other travel companies. We operate a low-cost, low utilization passenger airline marketed primarily to leisure travelers in under-served cities, allowing us to sell air transportation both on a stand-alone basis and bundled with the sale of air-related and third party services and products. In addition, we provide air transportation under fixed fee flight arrangements. Our developed nation-wide route network, pricing philosophy, direct distribution, award-winning loyalty programs, advertising, and product offerings built around relationships with premier leisure companies, are all intended to appeal to leisure travelers and make it attractive for them to purchase air travel and related services and products from us.

In connection with our leisure travel focus, we opened Sunseeker Resort Charlotte Harbor on December 15, 2023. The resort has 785 guestrooms (including suites) and 20 curated food and beverage outlets.

Below is a brief description of the travel services and products we provide to our airline customers:

<u>Scheduled service air transportation.</u> We provide scheduled air transportation on limited-frequency, nonstop flights predominantly between under-served cities and popular leisure destinations. As of February 1, 2024, our operating fleet consisted of 126 Airbus A320 series aircraft. As of that date, we were selling travel on 555 routes to 124 cities. Of these routes, 428 of them are unique routes which do not have any current nonstop competition. In this document, references to "Airbus A320 series aircraft" are intended to describe both Airbus A319 and A320 aircraft.

<u>Ancillary air-related products and services.</u> We provide unbundled air-related services and products in conjunction with air transportation for an additional cost to customers. These optional air-related services and products include baggage fees, advance seat assignments, our own travel protection product, change fees, use of our call center for purchases, priority boarding, a customer convenience fee, food and beverage purchases on board, and other air-related services. The revenue for ancillary air-related products and services is reflected in the passenger revenue income statement line item, along with scheduled service air transportation revenue and travel point redemptions from our co-brand Allegiant credit card and our non-card loyalty program.

<u>Third party products and services.</u> We offer third party travel products such as hotel rooms and ground transportation (rental cars and hotel shuttle products) for sale to our passengers. The marketing component of revenue related to our co-brand credit card is also included in this category.

<u>Fixed fee contract air transportation.</u> We provide air transportation through fixed fee agreements and charter service on a year-round and ad-hoc basis.

Allegiant 2.0

We continue to sharpen our focus on offerings to meet more of the travel and leisure needs of our customers. We have coined this next stage of our Company strategy as "Allegiant 2.0" which includes the following Company goals:

- maintaining our foundation of providing affordably accessible all-nonstop air travel while refining and strengthening our air travel product;
- expanding our already broad domestic network as we have identified more than 1,400 incremental routes of which approximately 77 percent currently have no nonstop service;
- expanding our travel company focus and offerings with the operation of Sunseeker Resort at Charlotte Harbor (the "Resort" or "Sunseeker Resort");
- seeking to offer (subject to government approval) transborder international scheduled service to premier beach destinations in Mexico through our partnership with VivaAerobus;
- utilizing our customer data to capture accretive, asset-light direct-to-consumer revenue opportunities by offering vacation packages that include hotel stay and car rental;
- transforming our eCommerce strategy to create a frictionless experience for our customers and drive increased air ancillary and third party revenue generation;
- expanding our award-winning co-brand credit card program and our non-card loyalty program;
- maximizing return from our marketing investment dollars by entering into dynamic agreements, such as the naming rights agreement with the Raiders of the National Football League for Allegiant Stadium in Las Vegas

Our principal executive offices are located at 1201 N. Town Center Drive, Las Vegas, Nevada 89144. Our telephone number is (702) 851-7300. Our website address is http://www.allegiant.com. We have not incorporated by reference into this annual report the information on our website and investors should not consider it to be a part of this document. Our website address is included in this document for reference only. Our annual report, quarterly reports, current reports and amendments to those reports are made available free of charge through the investor relations section on our website as soon as reasonably practicable after electronically filed with or furnished to the Securities and Exchange Commission ("SEC").

Unique Business Model

We have developed a unique business model that primarily focuses on leisure travelers in under-served cities. The business model has evolved as our experienced management team has looked differently at the traditional way business has been conducted in the airline and travel industries. Our focus on the leisure customer allows us to eliminate the significant costs associated with serving a wide variety of customers and to concentrate our product appeal on a customer base which is under-served by traditional airlines. We have consciously developed a business model which distinguishes us from the traditional airline approach:

	Traditional Airline Approach	**Allegiant Approach**
Customer Base:	Business and leisure	Leisure
Network:	Primarily large and mid-sized markets	Primarily small/medium-sized under-served markets
Flight Connections:	Nonstop or connect through hubs	All nonstop
Competition:	High	Low
Schedule:	Uniform throughout the week	Low frequency/variable capacity
Distribution:	Sell through various intermediaries	Sell only directly to travelers
Fare Strategy:	High base fares/low ancillary revenue	Low base fares/high ancillary revenue

By separating base airfare from our air-related services and products such as baggage fees, advance seat assignments, travel protection, change fees, priority boarding, and food and beverage purchases, we are able to lower our airfares and target leisure travelers who are more concerned with price and the ability to customize their experience with us by only purchasing the additional conveniences they value. This strategy allows us to generate additional passenger revenues from our customers' decisions to purchase these ancillary products.

We have established a broad route network with a national footprint. As of February 1, 2024, we serve 543 active routes between 90 origination cities and 33 leisure destinations in 42 states, and as of that date, we had announced 12 new routes scheduled to begin service in 2024. In most of these cities, we provide service to more than one of our leisure destinations which are offered either on a year-round or seasonal basis. Our vast network footprint, coupled with our low frequency scheduling, provides us with a diversified, resilient network. We operate to more cities than any non-legacy U.S. carrier, protecting us against overexposure to any one geographic location. Our 24 bases spread throughout the country provide us the flexibility to redeploy capacity to best match demand trends around the country.

The geographic diversity of our route network protects us from regional variations in the economy and helps insulate us from competitive actions, as it would be difficult for a competitor to materially impact our business by targeting one city or region. Our widespread route network also contributes to the continued growth of our customer base. The below map illustrates our route network as of February 1, 2024, including service announcements as of that date. The orange dots represent leisure destinations and the blue dots represent origination cities.



Bellingham
Kalispell
Spokane
Portland
Pasco
Bangor
Missoula
Great Falls
Minot
Grand Forks
Plattsburgh
Eugene
Fargo
Portsmouth
Bozeman
Billings
Bismarck
Albany
Boston
Syracuse
Medford
Rochester
Providence
Traverse City
Boise
St. Cloud
Appleton
Niagara Falls
Elmira
Newburgh
Minneapolis
Idaho Falls
Grand Rapids
Flint
New York City
Rapid City
Sioux Falls
Allentown
Chicago
Akron -Canton
Harrisburg
San Francisco / Oakland
Rockford
Toledo
Hagerstown
Washington, D.C. / Baltimore
Stockton
Cedar Rapids
Pittsburgh
Des Moines
South Bend
Moline
Clarksburg
Grand Island
Provo
Fort Wayne
Omaha
Peoria
Indianapolis
Washington D.C. / Dulles
Monterey
Bloomington
Columbus
Richmond
Fresno
Denver
Springfield
Cincinnati
Dayton
Norfolk
Grand Junction
Las Vegas
Kansas City
Louisville
Huntington
Roanoke
Belleville
Lexington
Santa Maria
Evansville
Tri-Cities
Palm Springs
Wichita
Greensboro
Los Angeles
Springfield
Knoxville
Nashville
Concord
Santa Ana / Orange County
Asheville
Tulsa
Phoenix
Oklahoma City
Chattanooga
Myrtle Beach
Northwest Arkansas
Memphis
Greenville / Spartanburg
San Diego
Phoenix / Mesa
Charleston
Little Rock
Savannah/Hilton Head
Destin / Ft. Walton Beach
El Paso
Shreveport
Jacksonville
Orlando / Sanford
New Orleans
Austin
Gulfport / Biloxi
Orlando
Melbourne / Cocoa Beach
San Antonio
Houston
Tampa / St. Pete
West Palm Beach
Sarasota / Bradenton
Fort Lauderdale
Laredo
Fort Myers / Punta Gorda
Key West
McAllen

We have identified more than 1,400 additional domestic routes which we could target in the future to further expand our network.

In developing a unique business model, our ancillary offerings (ancillary air-related items included in passenger revenue as well as the sale of third party products and services) have been a significant source of our revenue growth. We have increased revenue related to these ancillary items from $5.87 per passenger in 2004 to $72.90 per passenger in 2023. We own and manage our own eCommerce platform, which gives us the ability to modify our system to enhance third party product offerings based on specific needs. We believe the control of our automation systems has allowed us to be innovators in the industry by providing our customers with a variety of different travel services and products, and allowing us to seek to increase revenues through testing of alternative revenue management approaches.

We believe the following strengths from our unique business model allow us to maintain a competitive advantage in the markets we serve:

Focus on leisure traffic from under-served cities

We believe small and medium-sized cities represent a large, under-served market, especially for leisure travel. Prior to the initiation of our service, leisure travelers from these markets had limited desirable options to reach leisure destinations because existing carriers are generally focused on connecting business customers through their hub-and-spoke networks.

We believe our low fare, nonstop service, along with our leisure company relationships, make it attractive for leisure travelers to purchase airfare and travel-related products from us. The size of the markets we serve, and our focus on the leisure customer, allow us to adequately serve these markets with less frequency, and to vary our air transportation capacity to match seasonal and day-of-the-week demand patterns.

By focusing primarily on under-served cities and routes, we believe we avoid the intense competition in high traffic domestic air corridors. In most of our markets, travelers previously faced high airfares and cumbersome connections, or long drives, to major airports in order to reach our leisure destinations. Based on published data from the U.S. Department of Transportation ("DOT"), we believe the initiation of our service stimulates demand, as we have typically seen a substantial increase in traffic subsequent to new service beginning. Our market strategy is neither hostile to legacy carriers, whose historical focus has been connecting small cities to business markets with regional jets, nor to traditional low cost or ultra-low cost carriers generally focused on larger markets. Additionally, major carriers have reduced service to medium-sized cities which we believe they no longer consider to be core hubs.

Capacity management

We actively manage our seat capacity to match leisure demand patterns. This is enabled by our highly variable cost structure which allows us to increase capacity in high demand periods. This has resulted in our being able to generate a disporportionate portion of our operating income in the peak periods including March, summer (June and July) and the holiday seasons.

Our core business model manages seat capacity by increased utilization of our aircraft during periods of high leisure demand and decreased utilization in low leisure demand periods. By way of illustration, in 2023, during our peak demand period in July, we averaged 7.4 system block hours per aircraft per day while in September, our lowest month for demand, we averaged only 4.5 system block hours per aircraft per day, which is almost 40 percent less than the average system block hours in July.

Our management of seat capacity also includes changes in weekly frequency of certain markets based on identified peak and off-peak travel demand throughout the year. Unlike other carriers which typically provide a fairly consistent number of flights every day of the week, we manage our capacity with a goal of being profitable on each route. We do this by flying only on days with sufficient market demand. In 2023, we were able to profitably fly a disproportionately low 11 percent of our scheduled ASMs on off-peak days (Tuesdays and Wednesdays).

To effectively hedge against fuel cost increases, during periods of high fuel cost we will often pull back capacity, particularly in off peak periods, and focus our flying in peak periods which drives higher fares to offset the fuel cost increases. Conversely, during periods of lower fuel costs, we will increase flying in off peak periods as marginally profitable flights will become more profitable with lower fuel costs.

Our strong revenue production from ancillary items, coupled with our ability to rapidly adjust capacity, has allowed us to consistently operate profitably and in many cases, produce among the industry leading margins in challenging macro environments, including periods of high fuel prices, economic recession and a pandemic.

Low cost structure

We believe a low cost structure is essential to competitive success in the airline industry, particularly as a solely leisure focused carrier. In evaluating our cost performance, our management team typically compares to the following other publicly held domestic airlines: Delta Air Lines, American Airlines, United Airlines, Southwest Airlines, JetBlue Airways, Alaska Airlines, Hawaiian Airlines, Spirit Airlines, Frontier Airlines and Sun Country Airlines (which we refer to as the "Industry"). Our airline operating CASM, excluding fuel, special charges, and Sunseeker Resort) was 8.12 ¢ in 2023, which we believe is significantly lower than the Industry average.

We continue to focus on maintaining low operating costs through the following tactics and strategies:

Low aircraft ownership costs. We achieve low aircraft ownership costs by opportunistically acquiring aircraft and by primarily owning our aircraft. As of February 1, 2024, we own or finance lease all but 17 of the aircraft in our operating fleet. In addition, we believe that we properly balance lower aircraft acquisition costs and operating costs to minimize our total costs.

Throughout our history, we have primarily purchased used aircraft with meaningful remaining useful lives, at reduced prices. As of February 1, 2024, our operating fleet consists of 126 Airbus A320 series aircraft, of which 113 were acquired used and 13 were acquired new.

In December 2021, we opportunistically negotiated an agreement with The Boeing Company to purchase 50 newly manufactured 737MAX aircraft with options to purchase additional 737MAX aircraft. We amended this agreement in 2023 with revised terms that now provide us with options to purchase up to an additional 80 737MAX aircraft. Under our contract with Boeing, deliveries of the initial 50 aircraft are expected between 2024 and 2025, but will likely be impacted by recent events affecting Boeing quality assurance and the certification process for the 737MAX-7 aircraft. See Item 1A – Risk Factors - "*Regulatory review of Boeing's operations could delay its production schedule, which could impact us as any delivery delays may result in lower profitability than expected and delayed growth as well as bad publicity and other consequences.*" We believe this new aircraft purchase will be complementary with our low cost strategy. Our intent to retain ownership of the aircraft, coupled with the longer useful life for depreciation purposes should result in similar ownership expense when compared with a used aircraft in our fleet. In addition, the expected fuel savings, improved operational reliability, and other savings expected from the use of these new aircraft should aid in improving our overall low cost structure, and the lower cost of operating this aircraft is expected to allow us to profitably add new service or routes.

We expect to continue to acquire used aircraft as necessary to support planned growth and aircraft retirements.

Low distribution costs. Our nontraditional marketing approach reduces distribution costs. We do not sell our product through outside sales channels, thus avoiding the fees charged by travel websites (Expedia, Orbitz or Travelocity) and traditional global distribution systems ("GDS") (Sabre or Worldspan). Our customers can only purchase air travel at our airport ticket counters or, for a fee, on our website or through our telephone reservation center. The purchase of air travel through our website is the least expensive form of distribution for us and accounted for 95.8 percent of our scheduled service revenue during 2023.

Data driven. As an organization, we strive to always use data to make informed, fact-based decisions. We are continuing to focus on capturing data to identify trends and patterns in an effort to gain efficiencies and decrease costs. For example, we utilize predictive maintenance to identify necessary aircraft maintenance before a problem arises, thereby avoiding unscheduled maintenance events which are costly and disruptive to our schedule. In addition, our direct to consumer distribution method results in enhanced data which helps us deepen our relationship with our customers and increase sales.

Simple product. We believe offering a simple product is critical to achieving low operating costs. As such, we sell only nonstop flights; we do not currently code-share or interline with other carriers; we have a single class cabin; we do not provide any free catered items - everything on board is for sale; we do not provide cargo or mail services; and we do not offer other perks such as airport lounges.

Under-served market airports. Our business model focuses on residents of under-served cities in the United States. Typically, the airports in these cities have lower operating costs than airports in larger cities. These lower costs are driven by less expensive passenger facilities, landing, and ground service charges. In addition to inexpensive airport costs, many of our airports provide marketing support.

Cost-driven schedule. We aim to build our scheduled service so that substantially all of our crews and aircraft return to base each night. This allows us to maximize crew efficiency, and more cost-effectively manage maintenance, spare aircraft and spare parts. Additionally, this structure allows us to add or subtract markets served by a base without incremental costs. We believe leisure travelers are generally less concerned about departure and arrival times than business travelers, so we are able to schedule flights at times that enable us to reduce costs while remaining desirable to our leisure customers.

Ancillary product offerings

We believe leisure travelers are generally more price-sensitive than other travelers. As such, we offer the unbundling of the air transportation product by charging fees for services many U.S. airlines have historically only bundled in their base fare. This pricing structure allows us to target travelers who are most concerned with low fare travel while also allowing travelers to customize their experience with us by purchasing only the additional conveniences they value. For example, we do not offer complimentary advance seat assignments; however, customers who value this product can purchase advance seat assignments for a small incremental cost. In addition, snacks and beverages are sold individually on the aircraft, allowing passengers to purchase only items they value. Our direct to consumer distribution method enables a variety of added revenue opportunities with direct "one-stop" shopping solutions and managed product offerings.

We offer various bundled ancillary products whereby customers can elect to purchase multiple ancillary products at a discount.

Revenue from ancillary items will continue to be a key component in our total average fare as we believe leisure travelers are less sensitive to ancillary fees than the base fare.

Our third party product offerings give our customers the opportunity to purchase hotel rooms, rental cars and airport shuttle service. Our third party offerings are available to customers based on our agreements with various travel and leisure companies. For example, we have partnered exclusively with Enterprise Holdings Inc. for the sale of rental cars packaged with air travel. The pricing of each product and our margin can be adjusted based on customer demand because our customers purchase travel directly through our booking engine.

Financial position

As of December 31, 2023, we had $870.7 million of unrestricted cash, cash equivalents and investment securities, and total debt and finance lease obligations (net of related costs) of $2.26 billion. We had net debt (total debt and finance lease obligations less cash, cash equivalents and investment securities) of $1.39 billion as of December 31, 2023. As of February 1, 2024, we have $275.0 million of undrawn capacity under revolving credit facilities plus another $25.1 million of undrawn capacity under our PDP (pre-delivery payments) facilities.

Routes and schedules

Our current scheduled air service (including seasonal service) predominantly consists of limited frequency, nonstop flights into leisure destinations from under-served cities across the continental United States. The scheduled service routes as of February 1, 2024 are summarized below (includes 543 active routes, and 12 newly announced routes as of February 1, 2024, which will begin service in 2024):

Routes to Orlando (MCO & SFB)	72
Routes to Las Vegas	61
Routes to Tampa/St. Petersburg	59
Routes to Punta Gorda	49
Routes to Phoenix (AZA & PHX)	46
Routes to Destin	31
Routes to Sarasota	26
Other routes	211
Total routes	555

The number of routes served varies from time to time as some routes are offered seasonally or on a temporary basis.

Marketing and Distribution

Core to Allegiant's business model is our direct-to-customer distribution. In lieu of the Global Distribution System (GDS) distribution points used by most airlines, allegiant.com is our primary distribution method. This low-cost strategy results in significant cost savings by avoiding fees associated with GDS. It also enables a variety of added revenue opportunities with direct "one-stop" shopping solutions and managed product offerings.

Automation is key to this strategy as we continue to enhance our capabilities. Our website and mobile app streamline the booking process and strengthen our ability to sell air ancillary and third-party products. Additionally, we expect other automation enhancements will create additional revenue opportunities by allowing us to capitalize on customer loyalty with additional product offerings.

Our direct-to-customer distribution method also enables us to gather valuable customer data. In addition to helping us better understand our customers, we utilize data such as customer email to market our products and services in a cost-effective way. Database marketing opportunities span the full customer journey including the time of travel purchase, between purchase and travel, and after travel is complete. To this end, we are working to strengthen customer engagement, while affording a more elastic, reliable information technology infrastructure with significant development advantages for marketing as well as for other business units across the company.

Beyond allegiant.com, we market our products and services through a combination of traditional advertising, including radio, television as well as digital advertising. Enhanced data and analytics are being streamlined into our digital advertising system to build more targeted campaigns driving efficiency in our digital media spend. We can more surgically match our digital advertising dollars and the impressions they drive with the web users who are most likely to book their travel for the routes, to better optimize load and yield.

Whether introducing new service to a community or promoting existing routes, our advertising is often supported by cooperative marketing funding from airport authorities and destination marketing organizations. We continue to see benefit from these cooperative marketing campaigns, as well as from high-profile sponsorships like Allegiant Stadium. Underpinning our advertising efforts, high-profile sponsorships add credibility to our brand, drive new customer acquisition and enhance our national profile.

Our co-brand credit card incentivizes customers who fly more often to maximize their benefits with members-only promotions and travel perks like complimentary priority boarding. Cardholders are among our most engaged customers and book air ancillary and third-party products at a higher rate than other customers. As of December 31, 2023, we had more than 485 thousand co-brand cardholders. For five years in a row, Allegiant's co-brand credit card has been voted as the No. 1 Best Airline Credit Card and our non-card loyalty program Allways Rewards® was recently rated as the number two Best Frequent Flyer Program in USA Today's 10 Best Loyalty/Rewards Readers' Choice Awards. Allways Rewards®, with more than 17 million members at December 31, 2023, allows us to develop and maintain direct, long-term relationships with our customers. Similar to our cardholder program, we provide greater value to our Allways members through personalized promotions and targeted communications which we expect will result in customer loyalty and increased revenues over time.

We believe our co-brand credit card and non-card loyalty program may be particularly attractive to our customers in the small to mid-sized cities served by us as there are few other airlines that operate service from those cities and as a result, our loyalty programs offer rewards these customers may highly value. In addition, our co-brand credit card is designed for the less frequent leisure traveler, with status benefits – such as priority check-in, priority boarding and a free drink onboard – from day one of having the card.

Competition

The airline industry is highly competitive. Passenger demand and fare levels have historically been influenced by, among other things, the general state of the economy, international events, fuel prices, industry capacity, and pricing actions taken by other airlines. The principal competitive factors in the airline industry are price, nonstop flights, schedule, customer service, routes served, types of aircraft, safety record and reputation, code-sharing relationships, and frequent flyer or loyalty programs.

Our competitors include legacy airlines, low cost carriers ("LCCs"), ultra-low cost carriers ("ULCC"), regional airlines, new entrant airlines, and to a much lesser extent, other forms of transportation. The legacy airlines are larger, have significantly greater financial resources, are better known, and have more established reputations than us. In a limited number of cases, following our entry into a market, competitors have chosen to add service, reduce their fares, or both. Competitors may also choose to enter after we have developed a market.

We believe our under-served city strategy and less than daily service has reduced the intensity of competition we might otherwise face. As of February 1, 2024, we are the only mainline domestic scheduled carrier operating out of the Orlando Sanford International Airport and at 12 other airports in our network. We and Sun Country Airlines are the only mainline domestic scheduled carriers serving Phoenix Mesa Gateway Airport, Punta Gorda Airport, and St. Petersburg-Clearwater International Airport. Although no other mainline domestic scheduled carriers operate in these airports, most U.S. airlines serve the major airport for Orlando, Phoenix, Fort Myers, and Tampa. In addition, many U.S. airlines serve our other leisure destinations. As a result, there is potential for increased competition on our routes.

As of December 31, 2023, we face mainline non-stop competition on approximately 23 percent of our operating and announced routes. We overlap with Southwest Airlines on 77 routes, Spirit Airlines on 34 routes, Frontier Airlines on 33 routes, American Airlines on 17 routes, Breeze Airways on 17 routes, Delta Airlines on 16 routes, United Airlines on nine routes, JetBlue Airways on seven routes, Sun Country Airlines on five routes and Alaska Airlines on three routes. In many cases, we face competition from more than one other airline on the same route, resulting in a total of 127 competitive routes as of that date and 428 routes with no current nonstop competition. We may also experience additional competition based on recent route announcements of other airlines.

Indirectly, we compete with various carriers that provide nonstop service to our leisure destinations from airports near our cities. We also face indirect competition from legacy carriers offering hub-and-spoke connecting flights to our markets, although these fares tend to be substantially higher, with much longer elapsed travel times. Several airlines also offer competitive one-stop service from the cities we serve.

In our fixed fee operations, we compete with other scheduled airlines in addition to independent passenger charter airlines. We also compete with aircraft owned or controlled by large tour companies. The basis of competition in the fixed fee market is cost, equipment capabilities, service, reputation, and schedule flexibility.

Environmental, Social and Governance (ESG)

As an integrated travel company with an expanding airline business, we believe that solidifying our commitment to ESG efforts is a natural integration into our long-term corporate strategy and will enable us to better serve our stakeholders. In 2022, we entered a 3-year partnership with Schneider Electric to develop a comprehensive ESG program including:

- Identify and prioritize relevant ESG topics through a materiality assessment. These topics are included in our ESG reports.
- Publish ESG reports referencing the Global Reporting Initiative (GRI).
- Provide ongoing carbon emissions reporting of Scope 1, 2 and 3 greenhouse gas (GHG) emissions.
- Establish ESG targets and environmental target achievement plans, which we published in our 2022 ESG report.

In 2023, we issued our second annual ESG report. This comprehensive report outlines our disclosures pertaining to material topics identified by key stakeholders and establishes the following ESG Goals:

- Environmental: Emissions - Reduce tank-to-wake GHG emissions by 10 percent per revenue ton kilometer (RTK) by the end of 2030 from 2023 base year.
- Social: (1) Safety - Earn the IATA Operational Safety Audit (IOSA) certification by the end of 2026. (2) Diversity and Inclusion - Over the years, we have attracted and cultivated top talent that has led to our ability to consistently achieve industry-leading financial metrics. We will continue to hire, develop and support the best team members by fostering a transparent, diverse and inclusive company culture.
- Governance: (1) Customer Engagement - Maintain a controllable completion of at least 99.5 percent annually. (2) Procurement - Adopt a responsible sourcing policy and embed the policy into existing governance and procurement management systems by the end of 2025

To determine material topics, a materiality assessment was conducted. This assessment benchmarked material ESG topics across our industry, global reporting frameworks and third-party rating and ranking methodologies. We then engaged with more than 400 stakeholders including customers, employees, suppliers, shareholders and community partners. Based on survey and interview results, we identified the following topics as material to Allegiant:

- Environmental - Emissions, Energy, Waste and Hazardous Materials

- Social - Product Quality and Safety, Accident and Safety Management, Human Rights, Benefits and Work-Life Balance, Non-Discrimination, Employee Health and Safety, Employment, Diversity, Equity and Inclusion, Employee Training and Development, Labor Management, Local Job Creation
- Governance - Business Ethics and Integrity, Anti-Corruption, Competitive Behavior, Data Security, Customer Privacy

These material topics will continue to guide the development of our annual ESG reports.

In addition, we made recent investments in several ESG areas that will enable us to build a more resilient business, drive greater efficiencies and give back to our communities. These include the following:

Environmental: Agreed to purchase 50 Boeing 737MAX aircraft, which are expected to burn up to 20 percent less fuel on a per passenger basis compared to certain of the older Airbus A320 Series aircraft in our fleet, with the option to purchase an additional 80 Boeing 737MAX aircraft.

Social: Provided in-kind travel for Make-A-Wish kids and their families, including our 2000th wish kid in the beginning of 2023. Continued offering free office space in our Las Vegas headquarters to the Make-A-Wish Southern Nevada Chapter. Pledged $1.0 million to Boys & Girls Clubs of America as discussed under "Community Involvement" below. Gifted over $40,000 of flight vouchers to local elementary and high school teachers in partnership with The Smith Center for the Performing Arts' The Heart of Education Awards program.

Governance: In 2022, we began efforts to implement multiple systems – including SAP Ariba, Trax and Fuel Plus – to manage and enhance our supply chain. All three systems are procurement platforms that will enable better tracking of our supplier spend and demographics to help us account for the items or services we procure. In 2023, we launched SAP Ariba and Fuel Plus for enterprise-wide use. We expect to launch Trax in 2024.

Environment

The aviation industry accounts for roughly two percent of global greenhouse gas emissions, almost all of which is attributable to aircraft fuel. Back in 2013, we began the process of transitioning our fleet from a mixture of MD-80 aircraft and Boeing 757 aircraft to an all-Airbus fleet with the transition concluding in November 2018. During this period, we saw significant improvement in fuel efficiency. During 2023, we consumed 225 million gallons of fuel averaging 83.4 ASMs per gallon of fuel, a 32 percent improvement when compared to 2012. Our agreement with Boeing and CFM International to purchase 50 Boeing 737 MAX aircraft powered by LEAP 1-B engines, with deliveries beginning in 2024, will provide us with new aircraft and more environmentally friendly engines. This aircraft is expected to burn up to 20 percent less fuel on a per passenger basis as compared to certain of the older Airbus A320 aircraft in our fleet.

As of December 31, 2023, the composition of our fleet included a mix of A319 and A320 aircraft with seat configurations ranging from 156 to 186 seats, some of which are fitted with fuel-efficient Sharklets. We expect to see further fuel efficiency once the 737 MAX aircraft are added to our fleet.

Despite the significant fuel efficiencies gained over the past decade, we recognize we have a responsibility to do more, and one of our ESG goals is to reduce emissions through the end of this decade. We have an internal Fuel Steering Committee that meets monthly to discuss various alternatives to conserve fuel. Building on the dedicated efforts and teamwork of our pilots, dispatchers, and station personnel, we are actively advancing our fuel conservation practices across all flights, which include the following:

- Single engine taxi in and out, as time permits
- Constant descent angle approach, as permitted by air traffic
- Flaps 3 for landing, an Airbus green procedure creating less drag during the landing process, conditions permitting
- Idle thrust reverse for landing, conditions permitting
- Auxiliary power unit fuel optimization
- Route optimization
- Data collection by aircraft to identify performance deterioration and rectify where necessary
- Optimization of the amount of contingency and dispatch fuel
- Deployment of process to find optimal winds aloft while inflight

In addition to the initiatives above, we are currently assessing sustainable aviation fuels as part of our sustainability strategy for reaching our emissions intensity reduction goal by the end of 2030 and offsetting requirements under the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA).

Unlike many air carriers focused on business travel, our strategy is to provide access to affordable travel for leisure travelers who highly value their vacations and are likely to take vacations in any economic environment. We are a low utilization air carrier focusing on leisure travel. We seek to closely match our available capacity with demand trends in providing only nonstop service from under-served cities to leisure destinations. For example, in 2023 during our peak demand period in July, we averaged 7.4 system block hours per aircraft per day while in September, we averaged only 4.5 system block hours per aircraft per day when leisure demand is seasonally lower. This practice of significantly reduced flying during the off-peak periods leads to consistently high load factors, and further enhances fuel efficiency. We offer all nonstop flights, directly from 123 cities as of February 1, 2024, providing service in many markets abandoned or under-served by larger carriers. If not for Allegiant, many of the customers we serve would not have access to direct flights by virtue of either geography or price point. Prior to our initiation of service on these routes, many of these passengers either traveled by car, which is significantly less fuel efficient than air travel, or traveled by car to larger airports to fly, where higher cost connecting flights were the only option. As fuel consumption is greatest during take-off, the ability to travel to the destination with a single take-off, as opposed to at least two take-offs on connecting flights, is more fuel efficient.

Aircraft Fuel

The cost of fuel is volatile, as it is subject to many economic and geopolitical factors we can neither control nor predict. Significant increases in fuel costs could materially affect our operating results and profitability. We do not use financial derivative products to hedge our exposure to fuel price volatility, nor do we have any plans to do so in the future. Our largely variable cost structure allows us to adjust capacity accordingly based on the fuel environment.

Data Security

We continue to invest heavily in cybersecurity, cyber risk, vendor risk, and privacy initiatives. We employ experienced staff dedicated to cybersecurity and cyber risk analysis, process, and technology. We continue to evaluate and proactively implement new preventive and detective processes and technologies including forward looking threat intelligence and data centric security measures.

One of our current and ongoing data security initiatives is the migration of critical business applications into the cloud infrastructure, which will allow us to take advantage of analytics and automation functionality. These improvements also provide further opportunities to increase business intelligence and flexibility, improve business continuity, and mitigate disaster scenarios. Protecting business data and our customers' privacy is critical to our continued operations and we intend to continue investing resources in cyber security accordingly.

For further information on our cybersecurity practices, see Item 1C - Cybersecurity.

Employees

As of December 31, 2023, the airline employed 5,643 full-time equivalent employees. Full-time equivalent employees consisted of approximately 1,200 pilots, 1,550 flight attendants, 650 airport operations personnel, 750 maintenance personnel, 200 reservation agents, 50 flight dispatchers, and 1,200 management and other personnel. Additionally, we employed 1,043 full-time equivalent employees at our newly opened Sunseeker Resort as of the same date.

Four groups of our employees – pilots, flight attendants, dispatchers, and maintenance technicians – are represented by labor organizations pursuant to the Railway Labor Act ("RLA"). Those unions have negotiated separate collective bargaining agreements ("CBAs") with us covering the rates of pay, rules, and working conditions that apply to those employees.

The CBAs covering our dispatchers and maintenance technicians do not become amendable until 2026 and 2028, respectively. The CBAs covering our pilots and flight attendants became amendable in 2021 and 2022, respectively, and we are currently engaged in collective bargaining with the respective representatives of those employees for successor agreements.

Under the RLA, if direct negotiations do not result in an agreement, either party may request the National Mediation Board ("NMB") to appoint a federal mediator to assist the parties with their negotiations. If no agreement is reached in these mediated discussions, the NMB must proffer binding arbitration to the parties. If either party rejects binding arbitration, the RLA imposes a "cooling off" period and allows for the President of the United States to create an emergency board to investigate the dispute and issue recommendations for reaching a settlement. Only after this process has been exhausted may either party resort to self-help, such as a work stoppage by the union and its members.

In 2023, we and the union that represents our pilots jointly requested the appointment of a mediator through the NMB. The NMB has appointed a mediator and the parties continue to participate in mediated negotiations.

In May 2023, we reached a tentative agreement with the union representing our flight attendants, but the proposed agreement was rejected by this work group. The parties have now resumed negotiations on the terms of a new contract.

To date, we have not experienced any work interruptions or stoppages from our non-unionized or unionized employee groups.

System Implementations

Beginning in 2021, we have made significant investments to replace certain core proprietary systems with more advanced and integrated third party software solutions. We have selected SAP as our accounting system, Trax as our Maintenance, Repair, and Overhaul (MRO) system, and Navitaire as our passenger service system. We are transitioning to new systems in other areas as well.

SAP's accounting system is expected to simplify our financial operations, enabling real-time data access and improved financial reporting. Trax's MRO system is expected to provide enhanced maintenance, repair, and overhaul operations, streamlining aircraft maintenance schedules and reducing associated costs. Navitaire's passenger service system is expected to improve the way the airline manages customer interactions, reservations, and allows for dynamically priced ancillary products. Navitaire is also expected to facilitate the initiation and operation of our planned joint alliance with VivaAerobus. We successfully switched over to SAP and Navitaire in 2023, with the Trax cutover projected in 2024.

Human Capital

As part of our human capital resource objectives, we seek to recruit, retain, and develop our existing and future workforce. We strive to build and maintain a diverse environment that people want to join, and where team members want to stay to build their careers. Our total rewards philosophies support these objectives. Above all else, safety is our number one core value, along with achievement, flexibility, innovation, bias for action, teamwork, transparency and accountability, and outcome-based values that define our human capital mission.

We have long supported Diversity, Equity and Inclusion and operate a Diversity & Inclusivity Council made up of company leadership, and facilitate more than ten company-wide network groups to inspire a more inclusive culture while giving a dedicated focus to our recruiting processes to continue driving diverse hiring.

Our total rewards philosophy is based around building a culture of high performance. We utilize competitive base salaries, discretionary performance-based bonuses, spot rewards, profit sharing, and equity as attraction and retention tools for our team members.

As of December 31, 2023, the airline had approximately 6,060 team members (including both full-time and part-time employees), of whom approximately 73 percent are in front line positions such as flight crew, mechanics or airport personnel. Additionally, we had over 1,100 full-time and part-time newly added Sunseeker Resort employees as of same date.

The safety and well-being of our team members is a top priority, and we believe each and every team member plays an essential role in creating a safe and healthy workplace. Our health and safety policies and practices are intended to protect not only our team members, but also our customers in all things we do.

Our human capital focus has been externally recognized through Allegiant's placement on Newsweek's America's Greatest Workplaces for Diversity 2024 and Most Responsible Companies 2024. In addition, we received recognition in 2023 from VETS Indexes as a 4-Star Employer for Military hiring, Yello's Top 100 Internship Programs, and honored among Newsweek's America's Greatest Workplaces, Greatest Workplaces for Diversity, and Greatest Workplaces for Women, all for 2023. We were also recognized in 2023 as one of Forbes Best Mid-Size Employers and Fortune's Most Innovative Companies.

Community Involvement

We have worked with the Make-A-Wish® Foundation since 2012 by flying "wish kids" and their families to their desired destinations, at no cost, and donating a portion of proceeds from our in-flight Wingz Kids Snack Pack to the organization. To kick off 2023, we celebrated a special milestone welcoming our 2000th wish kid on board an Allegiant flight. This in-kind flight program provides Make-A-Wish with a valuable service at no cost to the organization or the wish families. Additionally, we donate the use of 7,500 square feet of office space at our headquarters campus to the Southern Nevada chapter of Make-A-Wish, providing a home for the nonprofit organization's administrative office at no cost. The site also serves as the host location for volunteer training, meetings and a place of support for families of children receiving wishes. We are considered a Wish Champion by Make-A-Wish America, recognizing more than $1 million in annual contributions.

In May 2023, we pledged $1 million to Boys & Girls Clubs of America to develop and launch a new program seeking to inspire children to choose future careers in aviation. The gift also includes a fundraising campaign to match donations made by individuals who make a new monthly pledge or increase their current amount. The program launched with a tour of our West Coast training center and allowed Club youth to fly an Airbus simulator, learn about the features of an aircraft and ask pilots about their careers.

We have also been a national partner with The Arc, a nonprofit organization dedicated to advocacy on behalf of people with intellectual and developmental disabilities. We partner with the organization to offer "Wings for All" educational programs in communities we serve, helping make travel accessible for individuals with autism and other developmental disabilities.

We support Science, Technology, Engineering and Mathematics ("STEM") education programs that provide access to careers in aeronautical sciences in under-served communities. We have partnered with local high schools and with Embry-Riddle Aeronautical University to offer Allegiant Careers in Aviation Scholarships, assisting students pursuing careers in the aviation industry.

We also partner with the American Red Cross, supporting disaster preparedness, relief and recovery efforts in communities we serve. In this effort, we have provided no-cost supply flights and volunteer transport to support Red Cross hurricane recovery efforts in Florida and Puerto Rico in recent years. In the wake of Hurricane Ian in 2022, we made a $100,000 donation to the organization to help restore critical resources in the community and we sponsored a month-long nationwide blood drive to further support relief efforts.

Periodically, we provide additional support in our home community of Las Vegas, donating surplus in-flight food and beverage items such as juices, sodas and snacks to a local community food bank for distribution to families in need. We also provide $40,000 worth of flight vouchers on an annual basis to hundreds of local elementary and high school teachers as part of The Smith Center for the Performing Arts' Heart of Education Awards program.

Aircraft Maintenance

We have a Federal Aviation Administration ("FAA") approved maintenance program, which is administered by our maintenance department headquartered in Las Vegas. Technicians employed by us have appropriate experience and hold required licenses issued by the FAA. We provide them with comprehensive training and maintain our aircraft in accordance with FAA regulations. The maintenance performed on our aircraft can be divided into three general categories: line maintenance, major maintenance, and component and engine overhaul and repair. Line maintenance is generally performed by our personnel in certain cities of our network and by contractors elsewhere. We contract with FAA-approved outside organizations to provide major maintenance and component and engine overhaul and repair. We have chosen not to invest in facilities or equipment to perform our own major maintenance, engine overhaul or component work. Our management supervises all maintenance functions performed by our personnel and contractors employed by us, and by outside organizations.

VivaAerobus Alliance

In December 2021, we announced plans for a fully-integrated commercial alliance agreement with VivaAerobus, designed to expand options for nonstop leisure air travel between our markets in the United States and Mexico. We and VivaAerobus have submitted a joint application to the DOT requesting approval of and antitrust immunity for the alliance. We believe this alliance is consistent with the DOT's goal of providing maximum benefits to the public, as the alliance is expected to increase competition, reduce transborder fares and provide increased nonstop service for our consumers traveling between the U.S. and Mexico.

The alliance is anticipated to add new transborder routes and nonstop competition where currently only connecting service is available. More than 250 new potential nonstop route opportunities have been identified as part of the DOT application, though specific routes targeted for service will be announced at a later date, following the application's approval. We and VivaAerobus expect to offer flights under the alliance after governmental approval of the applications. The DOT process has progressed substantially, but review is currently suspended pending the outcome of diplomatic engagement on broader treaty issues.

In addition, we have made an investment of $50.0 million in VivaAerobus.

Non-Airline Initiatives

Sunseeker Resort

Sunseeker Resort at Charlotte Harbor opened in December 2023, culminating a multi-year vision of the company. In 2017, we purchased more than 20 acres of land to build the Resort and announced our initial plans for the Resort. We then hired experienced industry executives in 2018 and 2019 to plan for the operation of the Resort. Construction began in March 2019.

Construction was delayed as a result of the pandemic, supply chain difficulties and then Hurricane Ian in 2022 and Hurricane Idalia in 2023. Damage from the storms and other insured events exceeded $78 million and a portion of the insurance claims remains outstanding.

Construction was substantially completed in December 2023, and the Resort opened. Certain assets did not open to the public from the beginning as two restaurants, one of the suite towers, the rooftop pool and certain retail establishments did not open until first quarter 2024.

The Resort consists of more than 500 hotel rooms, 189 one-, two- and three-bedroom suites with full kitchens and washer-dryers, 20 restaurants, including seven stand-alone restaurants, a food hall with 11 food and beverage concepts and two other poolside options. The two-bedroom suites can be separately locked allowing for up to 785 keys on the property.

The Resort has 60,000 square feet of convention and meeting space which can accommodate up to 1,200 attendees. The convention area includes innovative technology and features two waterfront ballrooms. Accompanying the ballrooms are two executive boardrooms, 12 meeting rooms, and an ideation suite with separate breakout rooms. We are actively selling to groups. During the 2024 period ended February 15, 2024, we have hosted 16 groups.

The Resort also offers a state-of-the-art 7,100-square-foot fitness center and a full-service spa and salon as well as two pools including a 21,000-square-foot rooftop facility and a 117,000-square-foot ground-level experience.

In addition, the Aileron Golf Course is within a short distance from the Resort. The golf course was renovated simultaneously with the construction of the Resort and features a more than 7,000-yard championship course. The golf course is available only to guests at Sunseeker and through limited memberships. The clubhouse was renovated at the same time and the 10,800 square foot facility offers a restaurant, bar, pro shop and event facilities.

During the construction of our Sunseeker Resort in Charlotte Harbor, Florida, we implemented design features and strategies to promote environmental efficiency and resilience. We intend to keep ESG embedded within day-to-day operations and the guest experience.

As of February 1, 2024, the Resort and Aileron Golf Course employ more than 1,200 employees, making it one of the largest employers in Southwest Florida.

Other travel and leisure initiatives

Consistent with our travel and leisure company focus, we may pursue other travel and leisure initiatives from time to time in the future.

Insurance

We maintain insurance policies we believe are of types customary in the airline industry and as required by the DOT, and are in amounts we believe to be adequate to protect us against material loss. The policies principally provide coverage for public liability, war-risk, passenger liability, baggage and cargo liability, property damage, including coverages for loss or damage to our flight equipment, directors and officers insurance and workers' compensation. We also maintain what we believe to be customary insurance on Sunseeker Resort and as required by the terms of our construction loan. There is no assurance, however, that the amount of insurance we carry will be sufficient to protect us from material loss in all cases. Available commercial insurance in the future could be more expensive, could have material differences in coverage than is currently provided, and may not be adequate to protect us from risk of loss.

Government Regulation

We are subject to federal, state and local laws affecting the airline industry and to extensive regulation by the DOT, the FAA, and other governmental agencies.

DOT. The DOT primarily regulates economic issues affecting air transportation such as certification and fitness of carriers, consumer protection, competitive practices, insurance requirements, and statistical reporting. The DOT also regulates requirements for accommodation of passengers with disabilities, including those using service animals. The DOT monitors the continuing fitness of carriers and has the authority to promulgate regulations and to investigate (including by on-site inspections) and institute proceedings to enforce its regulations and related federal statutes, and may assess civil penalties, suspend or revoke operating authority, and seek criminal sanctions. The DOT also has authority to restrict or prohibit a carrier's cessation of service to certain communities if such cessation would leave the community without scheduled airline service.

In addition, the DOT has authority to approve alliance or partnership agreements under which two or more air carriers collaborate and to grant immunity from U.S. antitrust laws for the provision of such collaboration. In December 2021, we (i.e., our airline subsidiary) and Aeroenlaces Nacionales, S.A. de C.V. doing business as VivaAerobus ("Viva"), a Mexican airline, submitted to DOT a joint application requesting approval of and antitrust immunity for a comprehensive alliance agreement applicable to all routes we and/or Viva may operate between points in the United States and points in Mexico. The joint application explains how the proposed Allegiant-Viva alliance is expected to benefit the traveling public (as well as Allegiant, Viva, and their respective employees) by bringing significant new competition and service options, including lower fares, additional capacity on existing routes, and increased overall transborder capacity in the form of nonstop flights on routes now served only via connecting service. Over a period of 20 months the DOT's review and analysis progressed substantially, but on July 31, 2023, the DOT suspended processing of the joint application pending resolution of an aviation trade dispute between the governments of Mexico and the United States that arose earlier in 2023. The dispute remains unresolved and there is no assurance when or whether the DOT will ultimately approve the agreement and grant antitrust immunity.

We hold DOT certificates of public convenience and necessity authorizing us to engage in scheduled air transportation of passengers, property and mail within the United States, its territories and possessions, and between the United States and all countries that maintain a liberal aviation trade relationship with the United States (known as "open skies" countries). We also hold DOT authority to engage in scheduled air transportation of passengers, property and mail between the United States and Mexico. We hold DOT authority to engage in charter air transportation of passengers, property, and mail on a domestic and international basis.

FAA. The FAA primarily regulates flight operations and safety, including matters such as airworthiness and maintenance requirements for aircraft, pilot, mechanic, dispatcher and flight attendant training and certification, flight and duty time limitations, and air traffic control. The FAA requires each commercial airline to obtain and hold an FAA air carrier certificate. This certificate, in combination with operation specifications issued to the airline by the FAA, authorizes the airline to operate at specific airports using aircraft certificated by the FAA. We have and maintain in effect FAA certificates of airworthiness for all our aircraft, and we hold the necessary FAA authority to fly to all the cities we currently serve. Like all U.S. certificated carriers, our provision of scheduled service to certain destinations may require specific governmental authorization. The FAA has the authority to investigate all matters within its purview, to modify, suspend or revoke our authority to provide air transportation, to approve or disapprove the addition of aircraft to our operation specifications, and to modify, suspend or revoke FAA licenses issued to individual personnel, for failure to comply with FAA regulations. The FAA can assess civil penalties for such failures and institute proceedings for the collection of monetary fines after notice and hearing. The FAA also has authority to seek criminal sanctions. The FAA can suspend or revoke our authority to provide air transportation on an emergency basis, without notice and hearing, if, in the FAA's judgment, safety requires such action. A legal right to an independent, expedited review of such FAA action exists. Emergency suspensions or revocations have been upheld with few exceptions. The FAA monitors our compliance with maintenance, flight operations and safety regulations on an ongoing basis, maintains a continuous working relationship with our operations and maintenance management personnel, and performs pre-scheduled inspections as well as frequent spot inspections of our aircraft, employees and records.

The FAA also has the authority to promulgate rules and regulations and issue maintenance directives and other mandatory orders relating to, among other things, inspection, repair and modification of aircraft and engines, safety management systems, aircraft equipment requirements, noise abatement, mandatory removal and replacement of aircraft parts and components, mandatory retirement of aircraft, operational requirements and procedures, and employee drug and alcohol testing. Such rules, regulations and directives are normally issued after an opportunity for public comment; however, they may be issued without advance notice or opportunity for comment if, in the FAA's judgment, safety requires such action. We believe we are operating in compliance with applicable DOT and FAA regulations, interpretations and policies and we hold all necessary operating and airworthiness authorizations, certificates and licenses.

The FAA periodically conducts extensive or targeted audits of our operations. We have satisfactorily responded to all findings on all Certificate Holder Evaluation Process and other inspections conducted.

Security. Within the United States, civil aviation security functions, including review and approval of the content and implementation of air carriers' security programs, passenger and baggage screening, cargo security measures, airport security, assessment and distribution of intelligence, threat response, and security research and development are the responsibility of the Transportation Security Administration ("TSA") of the Department of Homeland Security. The TSA has enforcement powers similar to the DOT's and FAA's described above. It also has the authority to issue regulations, including in cases of emergency, the authority to do so without advance notice, including issuance of a grounding order as occurred on September 11, 2001.

Aviation Taxes and Fees. The authority of the federal government to collect most types of aviation taxes, which are used, in part, to finance the nation's airport and air traffic control systems, and the authority of the FAA to expend those funds must be periodically reauthorized by the U.S. Congress. A five-year reauthorization extending certain commercial aviation taxes (known generally as Federal Excise Taxes or "FET") expired September 30, 2023; a short-term extension is in effect through March 31, 2024. Legislation to reauthorize the FAA through September 30, 2028 is pending in the U.S. Congress. All carriers are required to collect these taxes from passengers and pass them through to the federal government. In addition to FET, there are federal fees related to services provided by the TSA, and, in the case of international flights, U.S. Customs and Border Protection ("CBP"), U.S. Citizenship and Immigration Services ("CIS"), and the U.S. Department of Agriculture's Animal and Plant Health Inspection Service ("APHIS"). There are also FAA-approved Passenger Facility Charges ("PFCs") imposed by most of the airports we serve. Like FET, air carriers are required to collect these fees from passengers and pass them through to the respective federal agency or airport authority. These fees do not need to be reauthorized, although their amounts may be revised periodically.

In 2024 or thereafter, Congress may consider legislation that could increase the amount of FET and/or one or more of the other federally imposed or approved fees identified above. Increasing the overall price charged to passengers could lessen demand for air travel. Additionally, federal funding to airports and/or airport bond financing could be affected through legislation, which could result in higher fees, rates, and charges at many of the airports we serve.

Environmental. We are subject to various federal, state and local laws and regulations relating to the protection of the environment and affecting matters such as aircraft engine emissions, aircraft noise emissions, and the discharge or disposal of materials and chemicals, which laws and regulations are administered by numerous state and federal agencies. These agencies have enforcement powers similar to the DOT's and FAA's described above. In addition, we may be required to conduct an environmental review of the effects projected from the addition of our service at airports.

In 2016 the U.S. Environmental Protection Agency ("EPA") formally concluded that current and projected concentrations of greenhouse gases ("GHG") emitted by various aircraft, including all the aircraft we and other air carriers operate, threaten public health and welfare. This finding may be a precursor to increased EPA regulation of commercial aircraft emissions in the United States, as has taken effect for operations within the European Union under EU legislation. In January 2021 the EPA adopted regulations setting emissions standards for newly-designed aircraft, with immediate effect, and for in-production aircraft, effective 2028. Similarly, in December 2022, the EPA adopted particulate matter emission standards and test procedures for newly-designed aircraft, with immediate effect, and for in-production aircraft, effective 2028. In February 2024, the FAA adopted regulations implementing these EPA requirements. These new EPA and FAA standards and procedures harmonize with International Civil Aviation Organization ("ICAO") requirements. The aircraft we currently operate are not affected by these standards, and those we have on order would be affected only if manufactured after December 31, 2027.

In response to growing concerns over GHG emissions from the aviation sector, particularly carbon emissions and their role in climate change, the ICAO introduced a market-based mechanism, the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA), in 2016. CORSIA aims to stabilize carbon emissions from international flights, setting a target for carbon-neutral growth starting in 2021. Airlines are expected to offset any growth in emissions beyond the set baseline through approved carbon-offsetting practices or by using sustainable aviation fuels (SAF). The initial CORSIA baseline was determined by the average emissions from 2019 and 2020. However, the COVID-19 pandemic's dramatic effect on international travel led to a recalibration in June 2020, eliminating 2020 from the baseline calculation for CORSIA's initial phase (2021-2023). A revised baseline pegged at 85% of 2019's emissions levels, was introduced in 2022 for application from 2024 to 2035. CORSIA is being implemented in stages, beginning with a pilot phase that ran from 2021 through 2023. The pilot phase was followed by a first phase of the program, which began January 1, 2024. The second phase of the program will begin in 2027. While participation in the early and pilot stages is optional, the second phase mandates involvement from certain countries, including the U.S. However, U.S. legislation mandating participation in CORSIA is not yet in effect and is pending.

We anticipate that in 2024 and thereafter, legislative and regulatory concern with the environmental impacts of the air transportation industry will increase, and that the longer-term effects on our fleet and operating costs may be substantial. According to a September 2021 White House announcement, civil aviation accounts for 11 percent of emissions by the U.S. transportation sector as a whole. The FAA has announced a U.S. aviation sector goal of net-zero GHG emissions by 2050, consistent with the broader federal objective of achieving net-zero GHG emissions economy-wide by 2050. We cannot predict whether these or similar initiatives will lead to legislation that will pass the Congress or, if enacted into law, how it ultimately would apply to our operations or the airline industry.

Federal law recognizes the right of airport operators with special noise problems to implement local noise abatement procedures so long as those procedures do not interfere unreasonably with interstate and foreign commerce and the national air transportation system. These restrictions can include limiting nighttime operations, directing specific aircraft operational procedures during takeoff and initial climb, and limiting the overall number of flights at an airport. Few of the airports we serve currently impose such restrictions on the number of flights or hours of operation that have a meaningful impact on our operations. It is possible one or more such airports or others may impose additional or future restrictions with or without advance notice, which may impact our operations.

Foreign Ownership. To maintain our DOT and FAA certificates, our airline operating subsidiary and we (as the airline's holding company) must qualify continuously as citizens of the United States within the meaning of U.S. aeronautical laws and regulations. This means we must be under the actual control of U.S. citizens and we must satisfy certain other requirements, including that our president and at least two-thirds of our board of directors and other managing officers are U.S. citizens, and that not more than 25 percent of our voting stock is owned or controlled by non-U.S. citizens. The amount of non-voting stock that may be owned or controlled by non-U.S. citizens is strictly limited as well. We believe we are in compliance with these ownership and control criteria.

Other Regulations. Air carriers are subject to certain provisions of federal laws and regulations governing communications because of their extensive use of radio and other communication facilities, and are required to obtain an aeronautical radio license from the Federal Communications Commission ("FCC"). To the extent we are subject to FCC requirements, we intend to continue to comply with those requirements.

The quality of water used for drinking and hand-washing aboard aircraft is subject to regulation by the EPA. To the extent we are subject to EPA requirements, we intend to continue to comply with those requirements.

Working conditions of cabin crew members while onboard aircraft are subject to regulation by the Occupational Safety and Health Administration ("OSHA") of the Department of Labor. To the extent we are subject to OSHA requirements, we intend to continue to comply with those requirements.

Our operations may become subject to additional federal requirements in the future under certain circumstances. During a period of past fuel scarcity, air carrier access to jet fuel was subject to allocation regulations promulgated by the Department of Energy. Changes to the federal excise tax and other government fees imposed on air transportation have been proposed and implemented from time to time and may result in an increased tax burden for airlines and their passengers.

We are also subject to state and local laws, regulations, and ordinances at locations where we operate and to the rules and regulations of various local authorities that operate the airports we serve. Of the more than 120 airports we serve, not more than 20 percent have curfews or gate limitations that meaningfully impact our operations at those airports. Also, some airports we serve have short runways that require us to operate some flights at less than full capacity.

International air transportation, whether provided on a scheduled or charter basis, is subject to the laws, rules, regulations, and licensing requirements of the foreign countries to, from, and over which the international flights operate. Foreign laws, rules, regulations and licensing requirements governing air transportation are generally similar, in principle, to the regulatory scheme of the United States as described above, although in some cases foreign requirements are comparatively less onerous and in others, more onerous. We must comply with the laws, rules and regulations of each country to, from, or over which we operate. Our proposed U.S.-Mexico alliance with Viva, described above, received approval by Mexico's Federal Economic Competition Commission (COFECE) in October 2022; however, that approval will require renewal (which is not assured) in view of the suspension of DOT processing described above. International flights are also subject to U.S. Customs and Border Protection, Immigration and Agriculture requirements and the requirements of equivalent foreign governmental agencies.

Future Laws and Regulations. Congress, the DOT, the FAA, the TSA, and other governmental agencies have under consideration, and in the future may consider and adopt, new laws, regulations, interpretations and policies regarding a wide variety of matters that could affect, directly or indirectly, our operations, ownership, and profitability. We cannot predict what other matters might be considered in the future by the FAA, the DOT, the TSA, other agencies, or Congress, nor can we judge what impact, if any, the implementation of any of these proposals or changes might have on our business.

Civil Reserve Air Fleet. We are a participant in the Civil Reserve Air Fleet ("CRAF") Program which affords the U.S. Department of Defense the right to charter our aircraft during national emergencies when the need for military airlift exceeds the capability of available military resources. During the Persian Gulf War of 1990-91 and on other occasions, CRAF carriers were required to permit the military to use their aircraft in this manner. As a result of our CRAF participation, we are eligible to bid on and be awarded peacetime airlift contracts with the military on a preferential basis.

Item 1A. Risk Factors

Readers should carefully consider the risks described below before making an investment decision. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and investors may lose all or part of their investment.

Risks Related to Allegiant

Regulatory review of Boeing's operations could delay its production schedule, which could impact us as any delivery delays may result in lower profitability than expected and delayed growth as well as bad publicity and other consequences.

We are relying on Boeing to deliver our new 737 MAX aircraft to support airline growth and to replace aircraft we have designated for retirement.

The FAA is working with Boeing to address quality control procedures at Boeing and its suppliers in the aftermath of the recent emergency landing of an Alaska Airlines Boeing 737 MAX 9 aircraft and subsequent temporary grounding of all 737 MAX 9 aircraft pending inspections of the door plug which was the source of the issue. As part of the focused attention on Boeing's production, inspection and quality assurance processes, the FAA has indicated that aircraft production rates will be capped until they are fully satisfied with Boeing's quality practices. These factors could delay deliveries to us. Delays in delivery will likely delay our ability to capitalize on the expected profitability from the addition of these aircraft to our fleet and increase our interest costs for funds borrowed for pre-delivery deposits. In addition, our inability to add these aircraft to our operating fleet as planned may adversely impact our unit costs as fewer available seat miles will be produced without these aircraft in our operating fleet and given our announced plan to retire certain of our Airbus aircraft. We are also counting on the timely addition of our firm 737 MAX order to meet environmental goals we have published in our 2022 sustainability report.

Any subsequent FAA action or any future adverse 737 MAX events or safety concerns might disproportionately impact us as we rely on these new aircraft to augment our fleet as well as to replace aircraft to be retired.

Our firm order with Boeing calls for the delivery of a mix of 737 MAX-8200 aircraft and 737 MAX-7 aircraft. The -7 version has yet to be certificated by the FAA. These recent events will likely impact the timing of the -7 certification, which could affect our order.

As more than 1,100 737 MAX aircraft remain in service throughout the world and FAA oversight and Boeing process improvements should further assure the public regarding safety issues, we continue to believe that the addition of the 737 MAX aircraft will be safe, reliable and accretive to our profitability. However, negative publicity from these or future events could reflect poorly on our planned 737 service and our Company.

Increases in fuel prices or unavailability of fuel would harm our business and profitability.

Fuel costs constituted approximately 30.4 percent of our total operating expenses in 2023. Although average fuel cost per gallon was lower in 2023 than 2022, the price per gallon as of early 2024 remains significantly higher than in prior years. Significant increases in fuel costs have negatively affected our operating results in the past, and future fuel cost volatility could materially affect our financial condition and results of operations.

Both the cost and availability of aircraft fuel are subject to many economic and political factors and events occurring throughout the world over which we have no control. Meteorological events may also result in short-term disruptions in the fuel supply. Aircraft fuel availability is also subject to periods of market surplus and shortage, and is affected by demand for heating oil, gasoline, and other petroleum products. Due to the effect of these events on the price and availability of aircraft fuel, our ability to control this cost is limited, and the price and future availability of fuel cannot be predicted with any degree of certainty. Due to the high percentage of our operating costs represented by fuel, a relatively small increase in the price of fuel could have a significantly negative impact on our operating costs. A fuel supply shortage or higher fuel prices could result in reduction of our service during the period affected.

We have made a business decision not to purchase financial derivatives to hedge against increases in the cost of fuel. This decision may make our operating results more vulnerable to the impact of fuel price increases.

Increased labor costs could result from industry conditions and could be impacted by labor-related disruptions.

Labor costs constituted approximately 30.0 percent of our total operating costs in 2023, our second largest expense line item. Labor costs are generally rising and there is much competition for qualified candidates.

Further, we have four employee groups (pilots, flight attendants, flight dispatchers and maintenance technicians) which have elected union representation. These groups represent approximately 53.4 percent of our employees.

In 2016, we reached a collective bargaining agreement with the International Brotherhood of Teamsters, representing our pilots. The pilot agreement is now amendable and in 2022 the parties jointly sought mediation through the National Mediation Board. Pilot pay scales have increased significantly in the industry and we expect our next contract with this work group to reflect industry competitive rates which will be significantly higher than our current pilot rates. In the meantime and in recognition of these higher prevailing pilot pay rates, in May 2023, we began to accrue a retention bonus which will become payable to our pilots who remain with us until a new collective bargaining agreement is ratified.

An agreement with the Transport Workers Union for the flight attendant group was approved in 2017 and became amendable in 2022. We reached a tentative agreement with this union, but the tentative agreement was rejected by the flight attendants in July 2023 by a 39 percent to 61 percent vote. As such, we continue to negotiate with this work group.

We also have agreements with the International Brotherhood of Teamsters for the flight dispatchers and for maintenance technicians. In 2023, we entered into agreements with both groups to increase pay rates and extend all other terms of the agreement by two years, until 2026 for our flight dispatchers and until 2028 for maintenance technicians.

Future union contracts with these, or other, work groups could put additional pressure on our labor costs.

If we are unable to reach agreement on the terms of collective bargaining agreements in the future, or we experience widespread employee dissatisfaction, attrition in these work groups, difficulty in hiring sufficient personnel or work slow downs or stoppages could have an adverse effect on our operations and future results.

The inability to attract and retain qualified flight crew and other airline personnel could limit our growth plans and operations and adversely affect our business and results of operations.

We compete against other U.S. airlines for pilots, aircraft maintenance technicians and other labor. Recently, there has been a scarcity of pilots for hire, more pilots in the industry are approaching mandatory retirement age and there is significant competition to hire new pilots. Attrition beyond normal levels or the inability to attract new pilots could negatively impact our growth, operations and results of operations. The scarcity of pilots and opportunities at other carriers could encourage our captains and first officers to leave our airline, exacerbating the challenge to maintain sufficient numbers of pilots to fly our published schedule and to grow our network. The lack of a new collective bargaining agreement with our pilots' union (now in negotiation) could also contribute to attrition and serve as an impediment to our being able to hire and maintain sufficient numbers of pilots.

Additionally, the airline industry, including our third party vendors, has experienced and may continue to experience challenges in hiring and retaining other labor positions, such as aircraft maintenance technicians, ground handling and customer service agents, and flight attendants. Our and our vendors' inability to attract and retain personnel for these positions could negatively impact our results of operations and growth plans. Additionally, we may be required to increase our wage and benefit packages, or pay increased rates to our vendors, to retain these positions. This would result in increased overall costs and may adversely impact our results of operations.

Our reputation and financial results could be harmed in the event of an accident or restrictions affecting aircraft in our fleet.

As of February 1, 2024, our operating fleet consists of 126 Airbus A320 series aircraft, of which 13 were acquired new and 113 were acquired used. Our aircraft range from 5 to 26 years from their manufacture date at February 1, 2024, with an average age of 15.5 years.

An accident involving one of our aircraft, even if fully insured, could result in a public perception that we are less safe or reliable than other airlines, which would harm our business. Further, there is no assurance that the amount of insurance we carry would be sufficient to protect us from material loss. Because we are smaller than most airlines, an accident would likely adversely affect us to a greater degree than a larger, more established airline.

In-flight emergencies affecting our aircraft, and resulting media attention, could also contribute to a public perception regarding safety concerns and a loss of business.

The FAA could suspend or restrict the use of our aircraft in the event of actual or perceived mechanical problems or safety issues while it conducts its own investigation, whether involving our aircraft or another U.S. or foreign airline's aircraft. Our business could also be significantly harmed if the public avoids flying our aircraft due to an adverse perception of the aircraft we utilize because of safety concerns or other problems, whether real or perceived, or in the event of an accident involving these aircraft.

A breach in the security of personal information, breach in credit card data or system disruptions caused by security breaches or cyberattacks – including attacks on those parties we do business with – could harm our ability to conduct our operations and could have a material adverse effect on our financial position or results of operations.

We receive, retain, and transmit certain personal information about our customers. Additionally, our online operations rely on the secure transmission of customer data. We use third party systems, integrated software, and advanced cyber security tools in order to protect the customer data we obtain through the course of our business. Although we use a variety of security techniques to protect customer information, a compromise of our physical or network security systems through a cyberattack would create the risk that customers' personal information might be obtained by unauthorized persons.

In addition, such security related events could be widely publicized and could adversely affect our reputation with our customers, vendors and stockholders, could harm our competitive position particularly with respect to our ecommerce operations, and could thereby materially adversely affect our operations, revenues, results of operations and financial position. Consequences could include litigation, other legal actions against us, and/or the imposition of penalties, fines, fees or liabilities. We currently are self insured against these risks. Moreover, a security compromise or ransomware event could require us to devote significant management resources to address the problems created by the issue and to expend significant additional resources to further upgrade the security measures we employ to guard personal and confidential information against cyberattacks and other attempts to access or otherwise compromise such information and could result in a disruption of our operations, particularly our digital operations.

The way organizations handle customer data is subject to increasing legislation and regulation, typically intended to protect the privacy of customer data received, retained, and transmitted. We could be adversely affected if we fail to comply with existing rules or practices, or if legislation or regulations are expanded to require changes in our business practices. These privacy developments are difficult to anticipate and could adversely affect our business, financial condition, and results of operations.

We rely heavily on automated systems to operate our business and any failure of these systems could harm our business.

We depend on automated systems to operate our business, including our air reservation system, telecommunication systems, our website, and other automated systems. Our continuing initiatives to enhance the capabilities of our automated systems could increase the risk of automation failures. Any failure by us to handle our automation needs could negatively affect our internet sales (on which we rely heavily) and customer service, and result in lost revenues and increased costs.

Our website and reservation system must be able to accommodate a high volume of traffic and deliver necessary functionality to support our operations. Our automated systems cannot be completely protected against events that are beyond our control, such as natural disasters, telecommunications failures, malware, ransom ware, security breaches or cyber-security attacks. Although we have implemented security measures and have information systems disaster recovery plans in place, we cannot assure investors that these measures are adequate to prevent disruptions or losses. Substantial or repeated website, reservations system, or telecommunication system failures could decrease the attractiveness of our services. Any disruption to these systems could result in the loss of important data and revenue, increase in expenses, and harm to our business.

Unfavorable economic conditions may adversely affect travel from our markets to our leisure destinations.

The airline industry is particularly sensitive to changes in economic conditions. Unfavorable U.S. economic conditions have historically driven changes in travel patterns and have resulted in reduced discretionary spending for leisure travel. Unfavorable economic conditions could impact demand for airline travel in our under-served cities to our leisure destinations. During difficult economic times, we may be unable to raise prices in response to fuel cost increases, labor, or other operating costs, which could adversely affect our results of operations and financial condition.

The successful operation of our Sunseeker Resort is dependent on commercial and economic factors, some of which are beyond our control.

We opened Sunseeker Resort in Southwest Florida in December 2023. The successful operation of the project will be subject to the usual risks of any new business, including risks of gaining sufficient interest from vacationers to stay in our hotel and suites, the desirability of the project's location, competition, retention of the management team, unfavorable weather, the ability to attract, train and retain sufficient numbers of suitable line employees and the ability to profitably operate the hotel and related offerings at the rates offered.

The success of our alliance with VivaAerobus will depend on our ability to obtain necessary government approvals and other factors.

We will be able to implement the joint alliance with VivaAerobus as planned only if the DOT grants us antitrust immunity and we receive similar approval from Mexican authorities. Although we believe we should qualify for these approvals, there can be no assurance when or if we will be able to obtain them. DOT approval has now been held up indefinitely pending the outcome of diplomatic engagement on broader treaty issues.

Many of the U.S. airports from which we hope to offer this service do not currently qualify to offer international service. The initiation of this service from these airports will depend on the airport satisfying the requirements for international service, for which we can provide no assurance.

Prior to offering international service on our website, we will need to implement the necessary systems to accommodate international travel and to meet the various requirements imposed by the U.S. and Mexico. In 2023, we implemented many of these systems. However, there is no assurance that these requirements will be met in time for the expected launch of these services.

For Mexican routes to be operated by VivaAerobus, we will be relying on them to provide our customers with the quality flight experience our customers expect when traveling on our airline. Otherwise, the success of the joint alliance and our reputation may suffer.

Increases in taxes could impact demand for our services.

In 2024, Congress may consider legislation that could increase the amount of Federal Excise Tax ("FET") and/or one or more of the other government fees imposed on air travel. By increasing the overall price charged to passengers, any additional taxes or fees could lessen the demand for air travel or force carriers to lower fares to maintain demand. Increased taxes and fees per passenger may impact our load factors more than other airlines as our lower fares are designed to stimulate demand for our services, and taxes and fees may represent a higher proportion of our overall price than for other airlines.

FAA limitations could impact our ability to grow in the future.

As with all scheduled airlines, the FAA must approve each aircraft we utilize and each airport we serve. Although there are no generic restrictions on growth in place at the current time, future limitations from the FAA could potentially hinder our growth.

Our indebtedness, debt service obligations and other commitments could adversely affect our business, financial condition and results of operations as well as limit our ability to react to changes in the economy or our industry and prevent us from servicing our debt and operating our business.

Our debt and finance lease obligations as of December 31, 2023 totaled $2.26 billion net of related costs. In addition, in December 2021, we entered into a purchase agreement with The Boeing Company to purchase 50 Boeing 737 MAX aircraft which are expected to deliver in 2024, 2025, and 2026. This indebtedness, the Boeing purchase agreement and other commitments with debt service and fixed charge obligations could:

- make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including financial and other restrictive covenants, could result in an event of default under agreements governing our indebtedness;
- make it more difficult to satisfy our other future obligations, including our obligations to pay the purchase price in respect of current and future aircraft purchase contracts;
- require us to dedicate a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available to fund internal growth through working capital, capital expenditures, and for other purposes;
- limit our flexibility in planning for, or reacting to, changes in our business, the competitive environment, legislation and our industry;
- make us more vulnerable to adverse changes in our business, economic, industry, market or competitive conditions and adverse changes in government regulation;
- expose us to interest rate and pricing increases on indebtedness and financing arrangements as general interest rates rise;
- restrict us from pursuing strategic acquisitions or exploiting certain business opportunities;
- subject us to a greater risk of non-compliance with financial and other restrictive covenants in financing arrangements;
- limit, among other things, our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, execution of our business strategy and other purposes or raise equity capital in the future and increasing the costs of such additional financings; and
- place us at a competitive disadvantage compared to our competitors who may not be as highly leveraged or who have less debt in relation to cash flow.

In addition, our ability to service our indebtedness will depend on our future performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors. Many of these factors are beyond our control and could materially adversely affect our business, results of operations, cash flows and financial condition.

At maturity, or in the event of an acceleration of payment obligations, we may be unable to pay our outstanding indebtedness with our cash and cash equivalents then on hand. In such event, we would be required to seek alternative sources of funding, which may not be available on commercially reasonable terms, terms as favorable as our current agreements, or at all. If we are unable to refinance our indebtedness or find alternative means of financing our operations, we may be required to take actions that are inconsistent with our current business practices or strategy.

Covenants in our senior secured notes, revolving credit facility and construction loan could limit how we conduct our business, which could affect our long-term growth potential.

As of December 31, 2023, the principal balance of our Senior Secured Notes due 2027 (the "Senior Secured Notes") was $550.0 million and the principal balance of our Sunseeker construction loan was $350.0 million. These loan agreements as well as one of our revolving credit facilities contain covenants limiting our ability to, among other things, make certain types of restricted payments, including paying dividends, incur debt or liens, merge or consolidate with others, dispose of assets, enter into certain transactions with affiliates, engage in certain business activities or make certain investments. In addition, the loan agreements contain financial covenants, including requiring us, at the end of each calendar quarter, to maintain a maximum total leverage ratio and to maintain a minimum aggregate amount of liquidity of $300.0 million. We have pledged our assets to secure the Senior Secured Notes and revolving credit facility with the exceptions of aircraft and aircraft engines, the Sunseeker Resort and certain other exceptions. The Sunseeker Resort is pledged to secure the $350.0 million construction loan agreement to finance the construction of the Resort. This will limit our ability to obtain debt secured by these pledged assets while these loans are outstanding.

These loan agreements contain various events of default (including failure to comply with the covenants under the loan agreements), and upon an event of default the lenders may, subject to various cure rights, require the immediate payment of all amounts outstanding under the these loans.

As a result of these restrictive covenants, we may be limited in how we conduct business, and we may be unable to raise additional debt or equity financing to operate during difficult times or to take advantage of new business opportunities.

Any inability to obtain financing for aircraft under contract could harm our fleet growth plan.

We typically finance our aircraft through debt financing after purchase. Although we have entered into agreements which had undrawn financing commitments of $25.1 million for our Boeing order at February 1, 2024, we have secured revolving lines of credit for up to $275.0 million to offset the risk that financing may not be available on acceptable terms when needed and while we believe debt financing will be available for the aircraft we will acquire, we cannot provide assurance that we will be able to secure such financing on terms attractive to us or at all. To the extent we cannot secure such financing on acceptable terms or at all, we may be required to modify our aircraft acquisition plans, incur higher than anticipated financing costs, or use more of our cash balances for aircraft acquisitions than we currently expect.

Our maintenance costs may increase as our fleet ages.

The average age of our aircraft as of February 1, 2024, is 15.5 years, which is older than the fleets of many other carriers. In general, the cost to maintain aircraft increases as they age, and exceeds the cost to maintain newer aircraft. FAA regulations, including aging aircraft airworthiness directives, require additional and enhanced maintenance inspections for older aircraft. These regulations can directly impact the frequency of inspections as an aircraft ages, and vary by aircraft or engine type, depending on the unique characteristics of each aircraft and/or engine.

In addition, we may be required to comply with any future law changes, regulations, or airworthiness directives. We cannot assure investors our maintenance costs will not exceed our expectations.

We rely on third parties to provide us with aircraft, facilities and services that are integral to our business.

We rely on Boeing and the owners of used aircraft under contract to be able to deliver aircraft in accordance with the terms of executed agreements in a timely manner. Delivery schedules for newly built aircraft frequently slip which could delay deliveries to us. Our planned initiation of service with these aircraft in the future could be adversely affected if Boeing or other third parties fail to perform as contractually obligated. See also Risk Factors - *Regulatory review of Boeing's operations could delay its production schedule, which could impact us as any delivery delays may result in lower profitability than expected and delayed growth as well as bad publicity and other consequences.*

We have entered into agreements with third party contractors to provide certain facilities and services required for our operations, such as aircraft maintenance, ground handling, baggage services, and ticket counter space. Our reliance on others to provide essential services on our behalf gives us less control over costs and the efficiency, timeliness and quality of contract services.

As our aircraft age and as we add a new aircraft type, we will need to rely further on outside MRO (maintenance, repair, overhaul) facilities to complete the necessary work. Currently, there is a concern about whether the capacity of the MRO's we use is sufficient to handle all of our needed maintenance as well as their other business. If not, the cost of our maintenance events may increase and delays may occur in servicing our aircraft which could result in fewer aircraft available for our scheduled service.

We may not be able to maintain or grow our ancillary revenues.

Our business strategy includes expanding our ancillary products and services. We cannot ensure that passengers will pay for additional ancillary products and services we offer in the future, or that they will continue to pay for the ancillary products and services we currently offer. Regulatory changes could also adversely affect our ancillary revenue opportunities. Failure to maintain our ancillary revenues could have a material adverse effect on our results of operations, financial condition and stock price. If we are unable to maintain and grow these revenues, we may be unable to execute our strategy to continue to offer low base fares in order to stimulate demand.

Our business could be harmed if we lose the services of key personnel.

Our business depends upon the efforts of our chief executive officer, Maury Gallagher, president, Gregory Anderson, and a small number of executive management and operating personnel. We do not currently maintain key-man life insurance on Mr. Gallagher, Mr. Anderson or any other executives. We may have difficulty replacing management or other key personnel who leave and, therefore, the loss of the services of any of these individuals could harm our business.

Our reputation and brand could be harmed if various stakeholders are not satisfied with our ESG disclosures, goals and progress.

We operate in a public-facing industry dependent on fossil fuels to a large extent. ESG (environmental, social and governance) has become a more prominent focus for public companies and the SEC has proposed rules which will mandate certain ESG disclosures. Although we are working with a recognized consultant in this area and we intend to comply with any SEC requirements, our brand and reputation may suffer if our stakeholders are not satisfied with our ESG disclosures, the goals we have set in that area or our progress toward meeting those goals.

Failure to achieve our environmental, social and governance goals and public pressure from investors or policy groups' perception of the environmental impact of air travel could also adversely impact our reputation and brand. Our ability to meet our environmental goal depends on various actions from third parties outside of our control. These include policy changes from federal and state governments, significant capital investment from third parties and research and development from manufacturers and other stakeholders, all to support or incentivize pursuit of commercially viable sustainable fuel alternatives or new technologies to support the industry's achievement of its carbon abatement goals. Additionally, meeting our environmental goal will require the adoption of sustainable aviation fuels (SAF), the supply of which currently falls short of the aviation industry requirements and would likely be commercially viable only with the support and incentives from governmental initiatives.

Risks Associated with the Airline and Travel Industry

Our operating results could be affected by outbreaks of communicable diseases.

As has resulted from the COVID-19 pandemic, contagious illness and fear of contagion could have a material adverse impact on the airline industry. Any general reduction in airline passenger traffic as a result of an outbreak of disease or other travel advisories could dampen demand for our services even if not applicable to our markets. Resulting decreases in passenger volume would harm our load factors, could increase our cost per passenger and adversely affect our operating results.

The extent of impact of any future pandemic or contagion on our business and our financial and operational performance will depend on the duration, spread, severity and recurrences of the disease; the possible imposition of testing requirements before domestic travel; the duration and scope of any federal, state and local government restrictions; the availability and effectiveness of vaccines; the extent of the impact of the outbreak on overall demand for air travel; and our access to capital during the affected periods, all of which could be highly uncertain and cannot be predicted.

Future pandemics or contagions may cause public health officials to recommend precautions to mitigate the spread of the disease. During the COVID-19 pandemic, these resulted in federal, state and local authorities instituting measures such as imposing self-quarantine requirements, requiring testing before entry into certain states; issuing directives forcing businesses to temporarily close, restricting air travel and issuing shelter-in-place and similar orders limiting the movement of individuals. To the extent in effect to address communicable diseases in the future, such measures could depress demand for air travel, disrupt our operations, and materially adversely affect our business.

Moreover, the ability to attract and retain passengers depends, in part, upon the perception and reputation of our company and the public's concerns regarding the health and safety of air travel generally. Actual or perceived risk of infection could have a material adverse effect on the public's comfort with air travel, in general or on our flights, which could harm our reputation and business.

The airline industry is highly competitive and future competition in our under-served markets could harm our business.

The airline industry is highly competitive. The under-served cities we serve on a scheduled basis have traditionally attracted considerably less attention from our potential competitors than larger markets, and in most of our small city markets, we are the only provider of nonstop service to our leisure destinations. If other airlines or new airline start-ups begin to provide nonstop services to and from these or similar markets, or otherwise target these or similar markets, the increase in the amount of direct or indirect competition could cause us to reconsider service to affected markets, could impact our margins or could impact our future planned service.

A future act of terrorism, the threat of such acts, or escalation of U.S. military involvement overseas could adversely affect our industry.

Even if not directed at the airline industry, a future act of terrorism, the threat of such acts, or escalation of U.S. military involvement overseas could have an adverse effect on the airline industry. In the event of a terrorist attack, the industry would likely experience significantly reduced demand for travel services. These actions, or consequences resulting from these actions, would likely harm our business and the airline and travel industry. If we are called on to provide aircraft in the event of national emergencies as a result of our participation in the CRAF program, our operations would be disrupted.

Changes in government laws and regulations imposing additional requirements and restrictions on our operations could increase our operating costs.

Airlines are subject to extensive regulatory and legal compliance requirements, both domestically and internationally, that involve significant costs. In the last several years, the FAA has issued a number of directives and other regulations relating to the maintenance and operation of aircraft that have required us to incur significant expenditures. FAA requirements cover, among other things, retirement of older aircraft, fleet integration of newer aircraft, safety management systems, collision avoidance systems, airborne windshear avoidance systems, noise abatement, aircraft weight and payload limits, assumed average passenger weight, employee drug and alcohol testing, pilot and flight attendant duty time limitations, and increased inspection and maintenance procedures to be conducted on aging aircraft. The future cost of complying with these and other laws, rules and regulations, including new federal legislative and DOT regulatory requirements in the consumer-protection area, cannot be predicted and could significantly increase our costs of doing business.

Over the past 15 years the DOT has adopted revisions and expansions to a variety of its consumer protection regulations and policies. Additional expanded regulations have been proposed by DOT and may take effect in 2024 or thereafter, as may new consumer protection legislation proposed in Congress. We are not able to predict the impact of new consumer protection rules on our business, though we monitor the progress of potential laws and rulings. We are subject to fines or other enforcement actions if the DOT believes we are not in compliance with these or other rules or regulations or with the federal consumer protection laws administered by the DOT. Even if our actions or practices are found to be compliant, we could incur substantial costs defending our actions or practices.

Federal funding to airports and/or airport bond financing could be affected through future deficit reduction legislation, which could result in higher fees, rates, and charges at many of the airports we serve. Additionally, from time to time legislative proposals have been made to re-regulate the airline industry in varying degrees - for example, to specify minimum seat-size and legroom requirements - which if adopted could affect our costs materially. Such legislation may be proposed and could be adopted in 2024, particularly in the course of FAA reauthorization. Proposed consumer-protection enhancements in reauthorization legislation include a requirement for fee-free family seating, a mandatory five-year validity of airline vouchers and credits, and substantially increased civil penalties for noncompliance by airlines with consumer-protection and other regulatory requirements.

We (i.e., our airline subsidiary) and VivaAerobus, a Mexican airline, submitted to DOT in December 2021 a joint application requesting approval of and antitrust immunity for a comprehensive alliance agreement applicable to all routes we and/or Viva may operate between points in the United States and points in Mexico. Over a period of 20 months, the DOT's review and analysis progressed substantially, but on July 31, 2023, the DOT suspended processing of the joint application pending resolution of an aviation trade dispute between the governments of Mexico and the United States that arose earlier in 2023. The dispute remains unresolved and there is no assurance when or whether DOT will ultimately approve the agreement and grant antitrust immunity. While Mexican regulatory approval was issued in late 2022, that approval will require renewal (which is not assured) and both parties have stated they do not intend to proceed under the agreement in the absence of antitrust immunity issued by DOT. In addition, full performance under the agreement is contingent upon Mexico retaining Category 1 status under the FAA's International Aviation Safety Assessment ("IASA") program. The FAA found Mexico to be noncompliant from May 2021 until September 2023, when Mexico's IASA Category 1 status was reinstated. An adverse outcome in one or more of these respects would likely thwart our plans to enter the U.S.-Mexico market for a number of years, despite the significant effort and expense we have incurred and continue to incur on the project.

We anticipate that in 2024 and thereafter, legislative and regulatory concern with the environmental impacts of the air transportation industry will increase, and that the longer-term effects on our fleet and operating costs may be substantial. In the past, legislation to address climate change issues as they relate to the transportation industry has been introduced in the U.S. Congress, including a proposal to require transportation fuel producers and importers to acquire market-based allowances to offset the emissions resulting from combustion of their fuels. Similarly, as recently as February 2021, legislation was introduced in the U.S. Congress to incentivize the production of sustainable aviation fuel (also known as biofuel) and to assist the aviation industry in reducing emissions. According to a September 2021 White House announcement, civil aviation accounts for 11 percent of emissions by the U.S. transportation sector as a whole. The FAA has announced a U.S. aviation sector goal of net-zero greenhouse gas ("GHG") emissions by 2050, consistent with the broader federal objective of achieving net-zero GHG emissions economy-wide by 2050. We cannot predict whether legislation to implement these goals will pass the Congress or, if enacted into law, how it ultimately would apply to our operations or the airline industry.

In addition, the EPA concluded in 2016 that current and projected concentrations of GHG emitted by various aircraft, including all of the aircraft we and other carriers operate, threaten public health and welfare. This finding may be a precursor to increased EPA regulation of commercial aircraft emissions in the United States, as has taken effect for operations within the European Union under EU legislation. Binding international measures adopted under the auspices of the International Civil Aviation Organization ("ICAO"), a specialized agency of the United Nations, are scheduled to become effective over the next several years, with the pilot phase having begun in 2021. In January 2021 the EPA adopted regulations setting emissions standards equivalent to ICAO's for newly-designed aircraft, with immediate effect, and for in-production aircraft, effective 2028. Similarly, in December 2022, the EPA adopted particulate matter emission standards and test procedures for newly-designed aircraft, with immediate effect, and for in-production aircraft, effective 2028. In February 2024, the FAA adopted regulations implementing these EPA requirements. These new EPA and FAA standards and procedures harmonize with ICAO requirements. The aircraft we currently operate are not affected by these standards, and those we have on order would be affected only if manufactured after December 31, 2027. As noted, however, we anticipate an ever-increasing legislative and regulatory focus on aviation's impacts on the environment. These developments and any additional legislation or regulations addressing climate change are likely to increase our costs of doing business in the future and the increases could be material.

With respect to aircraft weight and balance, consumer protection, climate change, taxation, and other matters affecting the airline industry, whether the source of new requirements is legislative or regulatory, increased costs will adversely affect our profitability if we are unable to pass the costs on to our customers or adjust our operations to offset the new costs.

Existing and proposed state-specific labor laws could affect our ability to schedule and operate flights efficiently, and as a result could increase our operating costs and liability exposure.

Various states and localities across the country are attempting to impose requirements, such as wage and hour requirements, meal and rest break and sick leave laws, on flight attendants and pilots ("flight crew") who spend the vast majority of their working hours in the air and in various states and jurisdictions on a daily basis. These requirements would create significant operational challenges for air carriers by creating a patchwork of state and local laws which undermine the federal deregulation of the airline industry and, in theory, could require airlines to simultaneously comply with rules which conflict with those of other jurisdictions, federal regulations, and the provisions of labor agreements. Courts continue to remain divided on whether federal deregulation preempts these state laws and Congress has not addressed the issue. The impact on flight crew staffing, pay and scheduling technology may potentially increase our costs of doing business and could make certain routes cost prohibitive. Flight crews have filed class action lawsuits against air carriers in a number of states with varied results and, in many cases, the results have been appealed. Such suits are costly to defend and could result in sizeable liability exposure for any air carrier.

Airlines are often affected by factors beyond their control, including air traffic congestion, weather conditions, increased security measures, and a reduction in demand to any particular market, any of which could harm our operating results and financial condition.

Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports and en route, adverse weather conditions, increased security measures, and the outbreak of disease. Delays frustrate passengers and increase costs, which in turn could affect profitability. During periods of fog, snow, rain, storms or other adverse weather conditions, flights may be canceled or significantly delayed. Cancellations or delays due to weather conditions, traffic control problems, and breaches in security could harm our operating results and financial condition.

A substantial proportion of our scheduled flights have Las Vegas, Orlando, Phoenix, Tampa/St. Petersburg, Punta Gorda, Destin or Sarasota as either their destination or origin. Our business could be harmed by any circumstances causing a reduction in demand for air transportation to one or more of these markets, or our other leisure destinations, such as adverse changes in local economic conditions, negative public perception of the particular city, significant price increases, or the impact of future terrorist attacks or natural disasters.

Risks Related to Our Stock Price

The market price of our common stock may be volatile, which could cause the value of an investment in our stock to decline.

The market price of our common stock may fluctuate substantially due to a variety of factors, many of which are beyond our control, including:

- the impact of pandemics and other communicable diseases on air travel and any related government restrictions impacting air travel
- fuel price volatility, and the effect of economic and geopolitical factors and worldwide oil supply and consumption on fuel availability
- announcements concerning our competitors, new market entrants, the airline industry, or the economy in general
- strategic actions by us or our competitors, such as acquisitions or restructurings
- media reports and publications about the safety of our aircraft or the aircraft types we operate
- new regulatory pronouncements and changes in regulatory guidelines
- announcements concerning our business strategy
- our ability to grow service in the future as rapidly as the market anticipates
- general and industry-specific economic conditions
- changes in financial estimates or recommendations by securities analysts
- substantial sales of our common stock or other actions by investors with significant shareholdings
- additional issuances of our common stock
- labor costs or work actions
- general market conditions

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These types of broad market fluctuations may adversely affect the trading price of our common stock.

In the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Although we have insurance to cover these claims up to policy limits, these lawsuits or similar litigation could result in substantial costs, divert management's attention and resources, and harm our business or results of operations.

Other companies may be deterred from attempting to acquire us or our stock, even at prices in excess of current market prices, due to the effects of Nevada statutes.

We are subject to a Nevada statute (NRS 78.411 through 78.444) that prohibits us from engaging in certain "combinations," including mergers, consolidations, sales and leases of assets, issuances of securities and similar transactions, with a stockholder who is the beneficial owner of 10 percent or more of our stock (an "interested stockholder"), for a period of up to four years after the date that person became an interested stockholder, unless either our board of directors approves, in advance, the transaction by which the person became an interested stockholder, or such combination is approved at a meeting by at least 60 percent of voting power of our stock that is not beneficially owned by the interested stockholder, or its affiliates or associates. Between two and four years after the date the person first became an interested stockholder, a combination may also be permitted if the interested stockholder satisfies certain requirements with respect to the aggregate consideration to be received by holders of outstanding shares in the combination.

In addition, another Nevada statute (NRS 78.378 through 78.3793) may eliminate the voting rights of shares of our stock to the extent the shares are acquired by a holder in connection with, or within 90 days prior to, an acquisition of a "controlling interest" that causes such holder to exceed certain thresholds (one-fifth, one-third and a majority or more) of the total voting power of our stock. In such event, the holder will only obtain such voting rights in the "control shares" so acquired as may be approved by a resolution of our stockholders of the corporation at a special or annual meeting. The statute also provides a mechanism for us to force the redemption of the control shares at the average price paid therefor. Our board of directors may, however, exempt any acquisition of a controlling interest by certain existing or future stockholders by amending the corporation's bylaws (or articles of incorporation) within 10 days following such acquisition.

These Nevada statutes could discourage or make more difficult a takeover attempt that certain stockholders may consider in their best interests. These provisions may also adversely affect prevailing market prices for our common stock. We have not opted out of either of these statutes.

Our corporate charter and bylaws include provisions limiting voting by non-U.S. citizens.

To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, our articles of incorporation and bylaws restrict voting of shares of our capital stock by non-U.S. citizens. The restrictions imposed by federal law currently require no more than 25 percent of our stock be voted, directly or indirectly, by persons who are not U.S. citizens, and that our president and at least two-thirds of the members of our board of directors be U.S. citizens. Our bylaws provide no shares of our capital stock may be voted by or at the direction of non-U.S. citizens unless such shares are registered on a separate stock record, which we refer to as the foreign stock record. Our bylaws further provide no shares of our capital stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law. Registration on the foreign stock record is made in chronological order based on the date we receive a written request for registration. Non-U.S. citizens will be able to own and vote shares of our common stock only if the combined ownership by all non-U.S. citizens does not violate these requirements.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

As a critical infrastructure company, we regularly face cybersecurity threats from malicious third parties that could obtain unauthorized access to our internal systems, networks and data. It is virtually impossible for us to entirely mitigate the risk of these and other security threats we face. The security, performance, and reliability of our network may in the future be disrupted by third parties, including nation-states, competitors, hackers, disgruntled employees, former employees, or contractors. While we have implemented security measures internally and have integrated security measures into our systems, network, and products, these measures have not always functioned as expected and have not always detected or prevented all unauthorized activity, prevented all security breaches or incidents, mitigated all security breaches or incidents, or protected against all attacks or incidents.

We have implemented processes and procedures for the assessment, identification, and management of material risks from cybersecurity threats. These processes implement both qualitative and quantitative measurements that have been agreed upon with our third-party consultants, our auditors, and integrated into our overall risk management process.

Our process includes assessing, mitigating, and managing risk in three categories: cybersecurity or technical risk, vendor risk, and compliance and regulatory risk. To support those risk management categories, we partner with third parties in the implementation of tooling to help us decrease cyber risks and ensure compliance within Allegiant and with third parties. We verify third-party compliance, such as suppliers and business partners, by aligning with several standards. For example, we subject our IT suppliers to the Sarbanes-Oxley (SOX) and payment card industry (PCI) compliance standards where applicable.

To certify our policies and processes to International Standards Organization (ISO)/ International Electrotechnical Commission (IEC) 27001, we are engaging a third-party consulting firm to conduct a gap analysis on our cybersecurity compliance. After achieving compliance, we expect to engage a third-party auditor to ensure we are compliant on an annual basis. Achieving compliance with any cybersecurity standard does not guarantee that controls cannot be broken, bypassed, or circumvented by zero-day vulnerabilities, or malicious threat actors.

Our overall approach to cybersecurity risk management includes the following key elements:

- Multi-layered defenses, coupled with in-depth and continuous monitoring – We utilize data analytics to detect anomalies and search for cybersecurity threats. From time to time, we engage third party consultants or other advisors to assist in assessing, identifying and managing cybersecurity threats. We also periodically use our internal audit function to conduct additional assessments and reviews.
- Insider Threats – We maintain an insider threat program, designed to identify, assess, and address potential risks from within Allegiant. Our program evaluates potential risks consistent with industry best practices, customer requirements and applicable law, including privacy and other considerations.
- Information Sharing and Collaboration – We work with government, customer, industry and supplier partners including government-industry partnerships and critical infrastructure threat intelligence sharing platforms. These relationships enable the rapid sharing of threat intelligence and vulnerability mitigation across the industry and the defense industrial base and supply chain.
- Third Party Risk Assessments – We conduct information security assessments before sharing or allowing the hosting of sensitive information in our computing environments, and those managed by third parties. Our standard terms and conditions with third parties include contractual provisions requiring certain security protections.
- Training and Awareness – We seek to create a culture of security. We provide training to our employees to help identify, avoid, and mitigate cybersecurity threats. Our employees are required to participate in cybersecurity training at least annually and our training includes spear phishing and other awareness training. We regularly remind our employees and partners of the importance of handling and protecting customer and employee data, including through annual privacy and security training. We also host periodic tabletop exercises and drills with management and other employees to practice rapid response to cyber incidents.
- Supplier Engagement – We require our suppliers to comply with our standard information security terms and conditions and require them to complete information security questionnaires to enable us to review and assess any potential cyber-related risks depending on the nature of the services provided.
- Scalability – We continue to invest directly in our cybersecurity program, as well as augmentation of those cybersecurity services through managed services and third parties, depending on the maturity and risk of the operating model of the business unit.

Disclosure of Identified Risks:

As of the date of this report, we have not identified any cybersecurity threats that have materially affected or are reasonably anticipated to have a material effect on the organization. Although we have not experienced cybersecurity incidents that are individually, or in the aggregate, material, we have experienced cyberattacks in the past, which we believe have thus far been largely mitigated by preventative, detective and responsive measures implemented by us. For a detailed discussion of our cybersecurity related risks, see Item 1A Risk Factors – "*A breach in the security of personal information, breach in credit card data or system disruptions caused by security breaches or cyberattacks – including attacks on those parties we do business with*

– could harm our ability to conduct our operations and could have a material adverse effect on our financial position or results of operations."

Board Oversight of Cybersecurity Risks:

Our board is responsible for overseeing our enterprise risk management activities in general, the appropriate committees assist the board in the role of risk oversight. Our chief information security officer (CISO) presents a quarterly update to the full board, including an update on our risk management process and risk trends related to cybersecurity.

Management's role in Managing Cybersecurity Risks:

We have a dedicated cybersecurity team, composed of individuals with a diverse set of information security, cybersecurity, and governance, risk and compliance backgrounds, collectively giving our cybersecurity program significant experience. Our CISO leads our day-to-day data security and customer privacy efforts — overseeing operations, cybersecurity, privacy risk and compliance. The CISO, who has more than 30 years of experience reports daily to our chief information officer (CIO), monthly to the risk and compliance committee (consisting of the president and executive leadership) and quarterly to our board.

Item 2. Properties

Aircraft

The following table summarizes our total in-service aircraft as of December 31, 2023:

Aircraft Type	Number of In-Service Aircraft	Seating Capacity (per aircraft)	Age Range (years)	Average Age in Years
Airbus A319	34	156	17-20	18.4
Airbus A320	92	177/180/186	5-26	14.4
Total aircraft	126			

Ground Facilities

We lease facilities at the majority of our leisure destinations and several other airports we serve. Our leases for terminal passenger service facilities (which include ticket counter and gate space, and operations support areas) generally have a term ranging from month-to-month to several years, and may typically be terminated with a 30 to 90 day notice. We have also entered into use agreements at each of the airports we serve which provide for non-exclusive use of runways, taxiways, and other facilities. Landing fees under these agreements are based on the number of landings and weight of the aircraft.

The following details the airport locations we utilize as operational bases as of February 1, 2024:

Airport	Location
Asheville Regional Airport	Fletcher, North Carolina
Appleton International Airport	Appleton, Wisconsin
Austin-Bergstrom International Airport	Austin, Texas
Bellingham International Airport	Bellingham, Washington
Cincinnati/Northern Kentucky International Airport	Hebron, Kentucky
Des Moines International Airport	Des Moines, Iowa
Flint Bishop International Airport	Flint, Michigan
Destin-Fort Walton Beach Airport	Destin, Florida
Ft. Lauderdale-Hollywood International Airport	Ft. Lauderdale, Florida
Gerald R. Ford International Airport	Grand Rapids, Michigan
Indianapolis International Airport	Indianapolis, Indiana
Lehigh Valley International Airport	Allentown, Pennsylvania
Los Angeles International Airport	Los Angeles, California
Harry Reid International Airport	Las Vegas, Nevada
McGhee Tyson Airport	Knoxville, Tennessee
Nashville International Airport	Nashville, Tennessee
Orlando Sanford International Airport	Sanford, Florida
Phoenix-Mesa Gateway Airport	Mesa, Arizona
Pittsburgh International Airport	Pittsburgh, Pennsylvania
Provo Airport	Provo, Utah
Punta Gorda Airport	Punta Gorda, Florida
Sarasota Bradenton International Airport	Sarasota, Florida
Savannah/Hilton Head International Airport	Savannah, Georgia
St. Petersburg-Clearwater International Airport	St. Petersburg, Florida

We believe we have sufficient access to gate space for current and presently contemplated future operations at all airports we serve.

We use leased facilities at our operational bases to perform line maintenance, overnight parking of aircraft, and other operations' support. We lease additional space in cargo areas at Harry Reid International Airport (Las Vegas), Nashville International Airport, Orlando Sanford International Airport, Phoenix-Mesa Gateway Airport, Punta Gorda Airport, Sarasota Manatee Airport, Savannah/Hilton Head International Airport, Cincinnati/Northern Kentucky International Airport, and St. Petersburg-Clearwater International Airport for our primary line maintenance operations. We also lease or own warehouse space in Las Vegas, Orlando Sanford, St. Petersburg-Clearwater, Punta Gorda, and Phoenix-Mesa for aircraft spare parts and supplies.

Our primary corporate offices are located in Las Vegas, where we own approximately 11 acres of property containing approximately 211,000 square feet of office space.

We also lease and/or own other facilities in Las Vegas and Florida, with approximately 350,000 square feet of space used for training and other corporate purposes. These leases expire between 2024 and 2048.

Sunseeker Resort

We own approximately 28 acres on the harbor in Port Charlotte, Florida where Sunseeker Resort - Charlotte Harbor is located which includes additional property available for related purposes and for possible future expansion. We also own an office building in Lake Suzy, Florida for Sunseeker administration. Additionally, we own a golf course (Aileron Golf Course) consisting of 156 acres in Lake Suzy, Florida, which serves as an amenity to the Resort.

Item 3. Legal Proceedings

We are subject to certain legal and administrative actions we consider routine to our business activities. We believe the ultimate outcome of any pending legal or administrative matters will not have a material adverse effect on our financial position, liquidity, or results of operations.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Market for our common stock

Our common stock is quoted on the Nasdaq Global Select Market (symbol: ALGT). On February 1, 2024, the last sale price of our common stock was $79.92 per share. The following table sets forth the range of high and low sale prices for our common stock for the periods indicated.

Period	High		Low	
2023				
1st Quarter	$	105.51	$	68.31
2nd Quarter		129.00		86.91
3rd Quarter		130.93		73.96
4th Quarter		85.91		54.87
2022				
1st Quarter	$	195.66	$	132.03
2nd Quarter		176.56		109.82
3rd Quarter		122.36		72.97
4th Quarter		84.89		62.94

As of February 23, 2024, there were approximately 200 holders of record of our common stock. Because many of our shares are held by brokers and other institutions on behalf of shareholders, we are unable to estimate the total number of beneficial holders.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information regarding options, warrants and other rights to acquire equity securities under our equity compensation plans as of December 31, 2023:

	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights[2]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans[3]
Equity compensation plans approved by security holders[1]	28,000	$ 245.54	485,686

[1] There are no securities to be issued under any equity compensation plans not approved by our security holders.
[2] The shares shown as to be issued under equity compensation plans exclude 573,560 shares of unvested restricted stock awards as all restricted stock awards are deemed to have been issued.
[3] Our 2022 Long-Term Incentive Plan applies a fungible ratio such that a full-value award, such as a restricted stock grant or restricted stock unit grant, will be counted at two times its number for purposes of the plan limit. As a result, a maximum of 242,843 shares of restricted stock are remaining for future issuance under the 2022 Long-Term Incentive Plan.

Dividend Policy

We paid a quarterly dividend from 2015 through first quarter 2020 when we suspended all cash dividends upon the onset of the pandemic. In addition, in connection with the Payroll Support Program Agreements we entered into with the U.S. Department of Treasury, repurchases of common stock and the payment of cash dividends were prohibited through September 30, 2022.

In 2023, we recommenced the payment of cash dividends. Our board established the annual dividend rate at $2.40 per share and dividends of $0.60 per share per quarter were declared, and paid, in the third and fourth quarters, bringing total regular cash dividends declared, and paid, in 2023 to $1.20 per share.

Certain of our credit agreements limit the amount of dividends we may pay. The most restrictive agreement provides that absent an event of default, regularly scheduled dividends in any four-quarter period may be paid up to the lesser of $75.0 million or 20 percent of our consolidated EBITDA (as defined in the agreement) for the previous four-quarter period. Absent an event of default, this restriction does not constrain the continued payment of a quarterly dividend at the current level.

Our Repurchases of Equity Securities

The following table reflects repurchases of our common stock during the fourth quarter of 2023:

Period	Total Number of Shares Purchased [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of our Publicly Announced Plan	Approximate Dollar Value of Shares that May yet be Purchased Under the Plans or Programs (in thousands) [2]
October	9,196	$ 73.92	None	
November	181,693	64.98	162,115	
December	10,427	70.95	29,386	
Total	201,316	$ 65.70	191,501	$ 75,697

[1] Includes shares repurchased from employees who vested a portion of their restricted stock grants. These share repurchases were made at the election of each employee pursuant to an offer to repurchase by us. In each case, the shares repurchased constituted a portion of vested shares necessary to satisfy income tax withholding requirements.

[2] Represents the remaining dollar amount of open market purchases of our common stock which has been authorized by our board under a share repurchase program.

Stock Price Performance Graph

The following graph compares the cumulative total shareholder return on our common stock with the cumulative total return on the Nasdaq Composite Index and the NYSE ARCA Airline Index since December 31, 2018. The graph assumes that the value of the investment in our common stock and each index was $100 on December 31, 2018 and that all dividends are reinvested. Stock price performance for the historical periods presented is not necessarily indicative of future results.



The stock price performance graph shall not be deemed incorporated by reference by any general statement incorporating by reference this annual report on Form 10-K into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such Acts.

Item 6. (Reserved)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis presents factors that had a material effect on our results of operations during the years ended December 31, 2023 and 2022. Unless otherwise expressly stated, for discussion and analysis of 2022 and a comparison of our 2022 results to 2021 results, please refer to our Annual Report on Form 10-K for the year ended December 31, 2022, under Part II Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations. Also discussed is our financial position as of December 31, 2023 and 2022. Investors should read this discussion in conjunction with our consolidated financial statements, including the notes thereto, appearing elsewhere in this annual report. This discussion and analysis contains forward-looking statements. Please refer to the section entitled "Disclosure Regarding Forward-Looking Statements" at the beginning of this annual report on Form 10-K for a discussion of the uncertainties, risks and assumptions associated with these statements.

2023 Highlights

- Total operating revenue was a company record of $2.5 billion, up 9.0 percent as compared to 2022, on a total system capacity increase of 1.9 percent.
- Full-year TRASM was 13.38 cents, a record annual TRASM, up 7.0 percent as compared to 2022 on scheduled service capacity increases of 1.7 percent.
- Average total fare was $142.15, up 5.6 percent compared to 2022, including total average ancillary revenue of $72.90, up 7.6 percent from 2022.
- Recorded highest fixed fee revenue in company history of $68.5 million.
- Extended the collective bargaining agreement for flight dispatchers through May 2026 and the collective bargaining agreement for maintenance technicians through October 2028.
- Opened Sunseeker Resort at Charlotte Harbor on December 15, 2023.
- Ranked number 3 amongst major US carriers in the Wall Street Journal's "The Best and Worst Airlines of 2023".
- Made great progress to strengthen our system and operations by:
    ◦ Adding more than 1,300 full-time equivalent employees, including approximately 1,000 newly hired Sunseeker Resort team members
    ◦ Investing in the systems implementations discussed in the Business section.
    ◦ Planning to induct our new Boeing aircraft
- Acquired over 140 thousand new Allegiant co-brand credit card holders during the year, with over 485 thousand active cardholders at year end.
- Received $119.6 million in total co-brand credit card remuneration from Bank of America, up 18 percent from 2022
- Added 2.1 million Allegiant Allways Rewards® members during 2023, with more than 17 million total members at year end, a 13 percent increase over the year-end 2022 number.
- Allegiant co-brand credit card and Allegiant Allways Rewards® were voted as the No. 1 Best Airline Credit Card and No. 2 Best Frequent Flyer Program in USA Today's 10 Best 2023 Loyalty/Rewards Readers' Choice Awards. Allegiant's co-brand credit card was named the best airline co-brand credit card for the fifth consecutive year.
- Published the company's second annual ESG report, which includes five company-wide targets, including an emissions intensity reduction goal.

AIRCRAFT

Operating Fleet

The following table sets forth the number and type of aircraft in service and operated by us as of the dates indicated. All of the aircraft in our fleet as of December 31, 2023 are owned by us except as indicated in the footnotes to the table:

	As of December 31,		
	2023	**2022**	**2021**
A320[(1)(2)]	92	86	73
A319[(3)]	34	35	35
Total	126	121	108

[(1)] Does not include one aircraft of which we have taken delivery as of December 31, 2023 and which was not in service as of that date.

[(2)] Includes 23 aircraft under finance lease and 13 aircraft under operating lease as of December 31, 2023, 20 aircraft under finance lease and 13 aircraft under operating lease as of December 31, 2022, and 11 aircraft under finance lease and 11 aircraft under operating lease as of December 31, 2021.

[(3)] Includes four aircraft under operating lease as of December 31, 2023, December 31, 2022, and December 31, 2021.

As of December 31, 2023, we are party to forward purchase agreements for 51 aircraft with 13 deliveries expected in 2024, approximately 24 in 2025 and the remainder thereafter. The timing of these deliveries is based on management's best estimates and differs from the contract in place. Refer to Part I - Item 2. Properties for further detail regarding our aircraft fleet.

NETWORK

We manage capacity and route expansion through optimization of our flight schedule to, among other things, better match demand in certain markets. We continually adjust our network through the addition of new markets and routes, adjusting the frequencies into existing markets, and exiting under-performing markets, as we seek to achieve and maintain profitability on each route we serve.

As of February 1, 2024, and including service announcements through that date, we were selling seats on 555 routes serving 124 cities in 42 states.

The following table shows the number of leisure destinations and cities served as of the dates indicated (includes cities served seasonally):

	As of December 31,		
	2023	**2022**	**2021**
Leisure destinations	33	32	33
Origination cities	91	93	99
Total cities	124	125	132
Total routes	544	572	595

TRENDS

Strong Demand Momentum

While demand has normalized since the post-pandemic period, peak period demand remains at or near all-time highs. Demand continues to compare favorably to 2019 as scheduled service load factors and total revenue per available seat mile ("TRASM") in 2023 were above 2019 and 2022 levels.

Aircraft Fuel

The cost of fuel is volatile, as it is subject to many economic and geopolitical factors we can neither control nor predict. Significant increases in fuel costs could materially affect our operating results and profitability. We have not sought to use financial derivative products to hedge our exposure to fuel price volatility, nor do we have any plans to do so in the future.

The cost per gallon of fuel began to increase significantly in 2021, and the increases were exacerbated by the geopolitical impact of the war in Ukraine. Increases in refinery costs also added to our fuel cost. Although the average fuel cost per gallon declined in 2023 when compared to 2022, the average fuel cost per gallon in 2023 remained 43.7 percent higher than in 2021. We expect high fuel costs will continue to impact our total costs and operating results.

Boeing Agreement

Since December 2021, we have signed an agreement and multiple amendments with The Boeing Company to purchase 50 newly manufactured 737 MAX aircraft with options to purchase an additional 80 737MAX aircraft. We believe this new aircraft purchase is complementary with our low cost strategy based on our intent to retain ownership of the aircraft, the longer useful life for depreciation purposes, expected fuel savings and operational reliability from the use of these new aircraft.

In the interest of increased quality control at Boeing and its suppliers, the FAA has indicated that aircraft production rates will be capped until they are fully satisfied with Boeing's quality practices. These factors could delay deliveries to us.

Union Negotiations

The collective bargaining agreement with our pilots is currently amendable and the parties have jointly requested the involvement of the National Mediation Board ("NMB") to assist with the negotiations. The mediation process with the NMB began in early 2023 and is continuing. Separately from the ongoing collective bargaining agreement negotiations, and in an attempt to begin to address pilot pay issues, effective in May 2023, we are recognizing a retention bonus for pilots who continue employment with us until a new labor agreement is approved. The amount being accrued is 35 percent of current pay for a minimum of 85 pay credit hours per month except for first year first officers for whom the percentage is 82 percent.

We are also in the process of negotiating a new contract with the union representing our flight attendants after a tentative agreement negotiated with the union was rejected by the work group.

The terms of any new collective bargaining agreement will increase our costs over the term of the contract. Until new agreements are in place, attrition and difficulty hiring sufficient personnel in the affected work groups could have an adverse effect on our operations and growth.

Pilot Scarcity

The supply of pilots necessary for airline industry growth may be a limiting factor. The ability to hire and retain pilots will be critical to our and the industry's growth.

Network Expansion

We have identified more than 1,400 incremental routes as opportunities for future network growth, with approximately 77 percent of these additional routes having no current nonstop service. Our ability to add significant numbers of new routes has been temporarily stymied by flight crew staffing, high fuel costs, economic conditions and other factors. Once these conditions allow, we should be able to achieve meaningful growth with greater utilization of our fleet (and, in particular, during peak demand periods), and with projected growth of the fleet.

Establishment of ESG Goals

In our 2022 sustainability report, we established ESG goals in the areas of environmental, social and governance. We will be reporting annually on our progress toward meeting those goals.

VivaAerobus Alliance

In December 2021, we announced plans for a fully-integrated commercial alliance agreement with VivaAerobus, designed to expand options for nonstop leisure air travel between our markets in the United States and Mexico. We and VivaAerobus have submitted a joint application to the DOT requesting approval of and antitrust immunity for the alliance. Although the DOT process has progressed substantially, their review of our application is currently suspended pending the outcome of diplomatic engagement on broader treaty issues and, as a result, the timing of commencement of this service is uncertain as it will depend on when or if the DOT will ultimately approve the grant of antitrust immunity.

Sunseeker Resort

Sunseeker Resort at Charlotte Harbor opened in December 2023. Its success will depend on our ability to attract sufficient hotel occupancy through groups and transient bookings at acceptable daily rates and to profitably operate our food and beverage options.

Our Operating Expenses

A brief description of the items included in our operating expense line items follows.

Aircraft fuel expense includes the cost of aircraft fuel, fuel taxes, into plane fees and airport fuel flowage, storage or through-put fees.

Salaries and benefits expense includes wages, salaries, and employee bonuses, sales commissions for in-flight personnel and Sunseeker Resort personnel, as well as expenses associated with employee benefit plans, stock compensation expense related to equity grants, and employer payroll taxes. The CARES Act employee retention tax credit was recorded as an offset to salaries and benefits expense in both 2021 and 2022.

Station operations expense includes the fees charged by airports for the use or lease of airport facilities and fees charged by third party vendors for ground handling services, commissary expenses, and other related services. Station operations expense also includes most of our irregular operations costs.

Depreciation and amortization expense includes the depreciation of all owned fixed assets, including aircraft and engines, Sunseeker Resort assets, and assets recorded in connection with finance leases. Also included is the amortization of major maintenance expenses on our aircraft and engines, which are capitalized under the deferral method of accounting and amortized as a component of depreciation and amortization expense over the estimated period until the next scheduled major maintenance event.

Maintenance and repairs expense includes all parts, materials and spares required to maintain our aircraft. Also included are fees for repairs performed by third party vendors.

Sales and marketing expense includes all advertising, promotional expenses, sponsorships, travel agent commissions, debit and credit card processing fees associated with the sale of scheduled service and air-related ancillary charges, costs related to advertising and marketing for the Sunseeker Resort, and credit card processing fees for Resort bookings.

Aircraft lease rentals expense consists of the cost of leasing aircraft under operating leases with third parties as well as the cost for sub-service which may be utilized in order to accommodate passengers in the event of operational disruption.

Other expense includes travel and training expenses for crews and ground personnel, facility lease expenses, professional fees, personal property taxes, information technology consulting, other expenses for non-airline initiatives (including Sunseeker Resort, and the now discontinued Allegiant Nonstop family entertainment centers and Teesnap), the cost of passenger liability insurance, aircraft hull insurance and all other insurance policies, excluding employee welfare insurance. Additionally, this expense includes gain and loss on disposals of aircraft and other equipment disposals, and all other administrative and operational overhead expenses not included in other line items above.

Special charges include charges taken in 2023 for accelerated retirements of 21 airframes for early retirement to coincide with planned 737 MAX aircraft deliveries. Other special charges in 2023 and the special charges in 2022 relate to the estimated loss incurred by Sunseeker from the impact of Hurricane Ian and Hurricane Idalia and subsequent insured losses. The amounts of the Sunseeker special charges are offset by amounts recovered under our insurance policies.

RESULTS OF OPERATIONS

2023 compared to 2022

Operating Revenue

Passenger revenue. Passenger revenue increased 8.7 percent in 2023 compared with 2022 as scheduled service passengers increased by 3.1 percent on a 1.7 percent increase in departures. In addition, stronger passenger demand resulted in a 3.5 percent increase in scheduled service base fares in 2023 compared to 2022. Ancillary air-related revenues also increased by 10.9 percent in 2023 over 2022.

Third party products revenue. Third party products revenue for 2023 increased 11.5 percent over 2022. The increase was primarily the result of an increase in marketing revenue from our co-brand credit card program, offset by a 4.8 percent decrease in rental car days sold and an 11.6 percent decrease in hotel room nights sold.

Fixed fee contract revenue. Fixed fee contract revenue for 2023 increased 12.5 percent compared with 2022 as a result of a 19.8 percent increase in fixed fee departures.

Operating Expenses

The following table presents operating unit costs on a per ASM basis, defined as Operating CASM, for the indicated periods. Excluding fuel on a per ASM basis provides management and investors the ability to measure and monitor our cost performance absent fuel price volatility. Both the cost and availability of fuel are subject to many economic and political factors beyond our control. Excluding special charges and Sunseeker operating costs allows management and investors to better compare our airline unit costs with those of other airlines.

	Year Ended December 31,		Percent Change
Unitized costs (in cents)	**2023**	**2022**	**YoY**
Aircraft fuel	3.71 ¢	4.42 ¢	(16.1)%
Salaries and benefits	3.66	3.00	22.0
Station operations	1.37	1.39	(1.4)
Maintenance and repairs	0.66	0.64	3.1
Depreciation and amortization	1.19	1.07	11.2
Sales and marketing	0.61	0.55	10.9
Aircraft lease rentals	0.13	0.13	—
Other	0.71	0.61	16.4
Special charges, net of insurance recoveries	0.15	0.19	(21.1)
CASM	12.19 ¢	12.00 ¢	1.6
Operating CASM, excluding fuel	8.49 ¢	7.58 ¢	12.0
Airline special charges CASM	0.19	—	NM
Sunseeker Resort CASM	0.18	0.25	(28.0)
Airline operating CASM, excluding fuel and Sunseeker Resort activity	8.12 ¢	7.33 ¢	10.8

NM Not meaningful

Aircraft fuel expense. Aircraft fuel expense decreased $118.9 million, or 14.6 percent, in 2023 compared to 2022. This was primarily driven by a 17.2 percent decrease in average fuel cost per gallon offset by a 2.9 percent increase in gallons consumed on a 1.9 percent increase in ASMs.

Salaries and benefits expense. Salaries and benefits expense increased $135.4 million, or 24.5 percent, in 2023 compared to 2022. The increase is largely due to pilot retention bonuses that we began to accrue in May 2023 and other increases in crew pay, a 6.4 percent year-over-year increase in the number of full-time equivalent airline employees, and Sunseeker pre-opening expenses attributable to the hiring of more than 1,000 team members for its opening in December 2023.

Station operations expense. Station operations expense during 2023 increased $1.4 million or 0.5 percent over 2022 due to increased costs associated with airport and landing fees and a 2.1 percent increase in departures, which were offset by a decrease in costs associated with irregular operations.

Depreciation and amortization expense. Depreciation and amortization expense during 2023 increased $25.6 million or 13.0 percent including an $11.7 million increase in amortization of deferred heavy maintenance as compared to 2022 and an increase of 3.8 percent in the average number of aircraft owned and in service. Capitalized software development costs related to the implementations of SAP and Navitaire and the opening of Sunseeker Resort also contributed to higher depreciation and amortization expense as these assets were placed in service during the year.

Maintenance and repairs expense. Maintenance and repairs expense during 2023 increased by $6.0 million or 5.1 percent compared to 2022. This was primarily due to a 9.6 percent increase in the average number of aircraft in service.

Sales and marketing expense. Sales and marketing expense during 2023 increased 13.8 percent compared to 2022, primarily due to an increase in net credit card fees in 2023 as a result of an 8.7 percent increase in passenger revenue year-over-year, and due to a one-time fee to transition, and an associated relaunch campaign for our co-brand credit card. In addition, Sunseeker advertising in connection with the Resort opening in December 2023 contributed to the increase.

Other operating expense. Other expense increased by $20.0 million or 17.6 percent year-over-year, due in part to incremental increases in outsourced labor and software support associated with ongoing IT initiatives and flight crew training needed to support the onboarding of the Boeing fleet. Other expense also includes preopening expenses of $14.8 million related to Sunseeker Resort.

Special charges. Special charges of $28.6 million were recorded within operating expenses during 2023 compared to $34.6 million in 2022. The special charges in 2022 include estimated loss from property damage to Sunseeker Resort related to Hurricane Ian and two subsequent insurance events in 2022, offset by amounts recovered under the company's insurance policies. The special charges in 2023 are attributable to accelerated depreciation from the planned early retirement of 21 airframes per our revised fleet plan, which was offset by $6.4 million of net insurance recoveries (that is, insurance recoveries in excess of new losses related to the 2023 Hurricane Idalia and revised damages on Hurricane Ian and its related insurance events) on Sunseeker damages in 2023.

Income tax expense. We recorded a $41.5 million tax expense compared to a $2.5 million tax expense during 2023 and 2022 respectively. The effective tax rates for 2023 and 2022 differed from the statutory federal income tax rate of 21.0 percent primarily due to state income taxes and the impact of ASU 2016-09 related to share-based payments.

2022 compared to 2021

The comparison of our 2022 results to 2021 results is included in our Annual Report on Form 10-K for the year ended December 31, 2022, under Part II Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

Airline operating statistics (unaudited):	For the Year Ended December 31,				
	2023	2022	2021	2020	2019
Total system statistics:					
Passengers	17,342,236	16,796,544	13,637,405	8,623,984	15,012,149
Available seat miles (ASMs) (thousands)	18,772,110	18,419,045	17,490,571	13,125,533	16,174,240
Airline operating expense per ASM (CASM) (cents)	12.02 ¢	11.75 ¢	8.21 ¢	8.56 ¢	9.08 ¢
Fuel expense per ASM (cents)	3.71 ¢	4.42 ¢	2.52 ¢	1.69 ¢	2.65 ¢
Airline operating CASM, excluding fuel (cents)	8.31 ¢	7.33 ¢	5.69 ¢	6.87 ¢	6.43 ¢
Departures	120,525	118,069	117,047	87,955	110,542
Block hours	285,453	278,792	264,628	196,849	248,513
Average stage length (miles)	882	884	856	862	855
Average number of operating aircraft during period	125.2	114.2	103.0	97.4	85.6
Average block hours per aircraft per day	6.2	6.7	7.0	5.9	8.0
Full-time equivalent employees at end of period	5,643	5,306	4,432	3,819	4,130
Fuel gallons consumed (thousands)	224,996	218,606	204,689	149,479	196,442
ASMs per gallon of fuel	83.4	84.3	85.4	87.8	82.3
Average fuel cost per gallon	$ 3.09	$ 3.73	$ 2.15	$ 1.48	$ 2.18
Scheduled service statistics:					
Passengers	17,143,870	16,630,138	13,509,544	8,553,623	14,823,267
Revenue passenger miles (RPMs) (thousands)	15,639,329	15,224,346	11,963,715	7,626,470	13,038,003
Available seat miles (ASMs) (thousands)	18,208,820	17,909,190	17,027,902	12,814,080	15,545,818
Load factor	85.9 %	85.0 %	70.3 %	59.5 %	83.9 %
Departures	116,044	114,066	113,121	85,276	105,690
Block hours	276,313	270,516	256,991	191,732	238,361
Average seats per departure	176.3	175.7	174.2	172.8	171.1
Yield (cents)[1]	7.59 ¢	7.31 ¢	6.61 ¢	5.88 ¢	7.00 ¢
Total passenger revenue per ASM (TRASM) (cents)[2]	13.38 ¢	12.50 ¢	9.78 ¢	7.40 ¢	11.28 ¢
Average fare - scheduled service[3]	$ 69.25	$ 66.88	$ 58.50	$ 52.45	$ 61.58
Average fare - air-related charges[3]	$ 66.33	$ 61.67	$ 58.33	$ 53.02	$ 51.96
Average fare - third party products	$ 6.57	$ 6.07	$ 6.40	$ 5.43	$ 4.72
Average fare - total	$ 142.15	$ 134.62	$ 123.24	$ 110.91	$ 118.26
Average stage length (miles)	888	890	862	867	859
Fuel gallons consumed (thousands)	218,129	212,466	198,891	145,528	188,596
Average fuel cost per gallon	$ 3.09	$ 3.72	$ 2.13	$ 1.48	$ 2.18
Percent of sales through website during period	95.8 %	96.0 %	94.7 %	93.1 %	93.3 %
Other Data:					
Rental car days sold	1,377,710	1,447,708	1,361,123	1,132,173	1,921,930
Hotel room nights sold	249,933	282,854	261,158	199,059	415,593

[1] Defined as scheduled service revenue divided by revenue passenger miles

[2] Various components of this measure do not have a direct correlation to ASMs. These figures are provided on a per ASM basis so as to facilitate comparisons with airlines reporting revenues on a per ASM basis.

[3] Reflects division of passenger revenue between scheduled service and air-related charges in our booking path.

The following terms used in this section and elsewhere in this annual report have the meanings indicated below:

"*Available seat miles*" or "*ASMs*" represents the number of seats available for passengers multiplied by the number of miles the seats are flown.

"*Average fuel cost per gallon*" represents total aircraft fuel expense for our total system divided by the total number of fuel gallons consumed in our total system.

"*Average stage length*" represents the average number of miles flown per flight.

"*Block hours*" represents the number of hours during which the aircraft is in revenue service, measured from the time of gate departure until the time of gate arrival at the destination.

"*Load factor*" represents the percentage of aircraft seating capacity utilized (revenue passenger miles divided by available seat miles).

"Airline o*perating expense per ASM*" or "*CASM*" represents airline only operating expenses excluding Sunseeker divided by total system available seat miles.

"Airline o*perating CASM, excluding fuel*" represents airline only operating expenses excluding Sunseeker, less aircraft fuel expense, divided by total system available seat miles. This statistic provides management and investors the ability to measure and monitor our airline cost performance absent fuel price volatility. Both the cost and availability of fuel are subject to many economic and political factors and therefore are beyond our control.

"*Passengers*" represents the total number of passengers flown on all flight segments.

"*Revenue passenger miles*" or *"RPMs"* represents the number of miles flown by revenue passengers.

"Total passenger revenue per ASM" or *"TRASM"* represents total passenger revenue divided by scheduled service available seat miles.

LIQUIDITY AND CAPITAL RESOURCES

Current liquidity

Cash, cash equivalents and investment securities (short-term and long-term) decreased to $870.7 million at December 31, 2023, from $1,018.4 million at December 31, 2022. Investment securities represent highly liquid marketable securities which are available-for-sale.

As of February 1, 2024, we have $275.0 million of undrawn capacity under revolving credit facilities plus another $25.1 million of undrawn capacity under a PDP financing facility and $215.7 million under a prearranged aircraft financing facility.

Restricted cash represents escrowed funds under fixed fee contracts, escrowed project funds and cash collateral against letters of credit required by hotel properties for guaranteed room availability, airports and certain other parties. Under our fixed fee flying contracts, we require our customers to prepay for flights to be provided by us. The prepayments are escrowed and are recorded as restricted cash with a corresponding amount reflected as air traffic liability until the flight is completed.

We suspended share repurchases and our quarterly cash dividend in first quarter 2020, as part of cash conservation efforts in response to the effects of COVID-19 on our business. In connection with our receipt of financial support under the payroll support programs, we agreed not to repurchase shares or pay cash dividends through September 30, 2022. We resumed our share repurchases in fourth quarter 2022 and have $75.7 million of unused authority at December 31, 2023.

We reinstituted a regular cash dividend in third quarter 2023 at an annual rate of $2.40 per share, payable quarterly.

We believe we have more than adequate liquidity resources through our cash, cash equivalent and short term investment balances, our undrawn capacity under existing credit facilities, operating cash flows and anticipated access to liquidity, to meet our current contractual obligations and remain in compliance with the debt covenants in our existing financing agreements for the next 12 months. We will continue to consider raising funds through debt financing to finance aircraft purchases and also on an opportunistic basis.

Debt

Our debt and finance lease obligations balance, without reduction for related issuance costs, increased from $2.12 billion as of December 31, 2022 to $2.28 billion as of December 31, 2023. During 2023, we borrowed $642.6 million including $352.1 million of fixed rate debt and $290.5 million related to pre-delivery deposits. During 2023, we made principal payments of $480.9 million, including a $150.0 million voluntary prepayment of our senior secured note maturing in 2024 and $171.5 million voluntary prepayment of debt secured by aircraft, of which $60.0 million was due in 2024. We also entered into a revolving credit facility in 2023 to borrow up to $100.0 million, which remains undrawn. Including this revolving credit facility, we had $275.0 million undrawn and available under our revolving credit facilities as of December 31, 2023.

Sources and Uses of Cash

Operating Activities. Operating cash inflows are primarily derived from providing air transportation and related ancillary products and services to customers. During 2023, our operating activities provided $423.1 million of cash compared to $303.1 million during 2022. This change was primarily attributable to a $115.1 million increase in net income compared to 2022 with offsets for changes in individual current asset and liability items.

Investing Activities. Cash used for investing activities was $721.9 million during 2023 compared to $491.4 million in 2022. During 2023, there was a $339.3 million increase in purchases of property and equipment, which includes a $245.6 million increase related to aircraft pre-delivery deposits. This increase was offset by a $51.9 million increase in proceeds from maturities of investment securities, net of purchases, and a $30.3 million increase in insurance proceeds from damages at the Sunseeker Resort.

Financing Activities. Cash provided by financing activities for 2023 was $212.9 million, compared to $33.1 million in 2022. The change was the result of a $220.8 million decrease in principal payments on long term debt and finance lease obligations and $102.3 million of cash disbursed to us from funds held in a construction loan deposit trust account during 2023, compared to $92.7 million of funds deposited into the construction deposit trust account (which are considered to be both cash proceeds from the issuance of debt and cash outflows to the deposit trust account) in 2022. The funds in the construction deposit trust account consisted of proceeds of the Sunseeker construction loan and insurance recoveries and were disbursed to us on approval of construction expenses submitted to the trustee. The increase in cash provided by these factors in 2023 was offset by a $213.9 million decrease in proceeds from the issuance of debt and finance lease obligations, net of issuance costs, and $22.1 million used to pay cash dividends in 2023, compared to none in the prior year.

OFF-BALANCE SHEET ARRANGEMENTS, COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The following table discloses aggregate information about our contractual cash obligations and off-balance sheet arrangements as of December 31, 2023 and the periods in which payments are due:

Contractual obligations (in thousands)	Less than 1 year	2-3 years	4-5 years	More than 5 years	Total
Long-term debt obligations[1]	$ 545,598	$ 478,024	$ 1,059,107	$ 143,782	$ 2,226,511
Finance lease obligations	51,408	102,516	117,016	336,168	607,108
Operating lease obligations	25,912	37,746	21,686	42,615	127,959
Aircraft acquisition obligations[2]	866,545	833,291	—	—	1,699,836
Total future payments under contractual obligations	$ 1,489,463	$ 1,451,577	$ 1,197,809	$ 522,565	$ 4,661,414

[1] *Long-term debt obligations (including variable interest entities) include scheduled interest payments, using applicable reference rates as of December 31, 2023, and excludes debt issuance costs.*
[2] *Includes aircraft and engine acquisition obligations under existing purchase agreements. These amounts are not reflected on our balance sheet.*

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements based on events and transactions occurring during the periods reported. Note 2 to our Consolidated Financial Statements provides a detailed discussion of our significant accounting policies.

Critical accounting policies are defined as those policies that reflect significant judgments about matters that are inherently uncertain. Our actual results may differ from these estimates under different assumptions or conditions. We believe our critical accounting policies are limited to those described below.

Allways Rewards® *Credit Card Program*

Under the Allegiant co-brand credit card arrangement, points are sold and consideration is received under an agreement which expires in 2031. Under this arrangement, we identified the following deliverables: travel points to be awarded (the travel component), use of our brand and access to our member lists, and certain other advertising and marketing elements (collectively the marketing component). Each of these deliverables is accounted for separately and allocation of the consideration from the agreement is determined based on the relative selling price of each deliverable. We applied a level of management judgment and estimation in determining the best estimate of selling price for each deliverable by considering multiple inputs and methods including, but not limited to, the redemption value of points awarded, discounted cash flows, brand value, volume discounts, published selling prices, number of points to be awarded and number of points expected to be redeemed.

Revenue from the travel component is deferred based on its relative selling price and is recognized into revenue when the points are redeemed by cardholders and the related service is provided. Revenue from the marketing component is considered earned in the period in which points are sold and is therefore recognized into third party products revenue in the same period.

Accounting for Long-Lived Assets

We record impairment losses on long-lived assets used in operations, consisting principally of property and equipment, when events or changes in circumstances indicate, in management's judgment, that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. In making these determinations, we utilize certain assumptions, including, but not limited to: (i) estimated fair value of the assets; and (ii) estimated future cash flows expected to be generated by those assets which are based on additional assumptions such as (but not limited to) asset utilization, average fare, block hours, fuel costs, length of service the asset will be used in operations, and estimated salvage values.

In estimating the useful lives and residual values of our aircraft, we have primarily relied upon actual experience with the same or similar aircraft types, current and projected future market information, and input from other industry sources. Subsequent revisions to these estimates could be caused by changing market prices of our aircraft, changes in utilization of the aircraft, and other fleet events.

RECENT ACCOUNTING PRONOUNCEMENTS

See related disclosure in Note 2 to our Consolidated Financial Statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are subject to certain market risks, including changes in interest rates and commodity prices (specifically, aircraft fuel). The adverse effects of changes in markets could pose potential loss, as discussed below. The sensitivity analysis does not consider the effects that such adverse changes may have on overall economic activity, nor does it consider additional actions we may take to mitigate our exposure to such changes. Actual results may differ.

Aircraft Fuel

Our results of operations can be significantly impacted by changes in the price and availability of aircraft fuel. Aircraft fuel expense during 2023 represented 30.4 percent of our total operating expenses. Increases in fuel prices, or a shortage of supply, could have a material impact on our operations and operating results. Based on our fuel consumption during 2023, a hypothetical ten percent increase in the average price per gallon of fuel would have increased fuel expense by approximately $69.1 million. We have not hedged fuel price risk for many years.

Interest Rates

As of December 31, 2023, we had $429.6 million of variable-rate debt, including current maturities and without reduction for $4.7 million in related costs. A hypothetical 100 basis point change in interest rates would have affected interest expense on variable rate debt by approximately $3.9 million during 2023.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Allegiant Travel Company:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Allegiant Travel Company and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 29, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Estimated Loss associated with Sunseeker Resort

As discussed in Note 3 to the consolidated financial statements, the Sunseeker Resort at Charlotte Harbor (Sunseeker Resort) was damaged during 2023 as a result of Hurricane Idalia. Based on the Company's assessment of the damage and the anticipated future restoration costs, which approximate the carrying amount of the portion of the assets that were damaged, an estimated $23.6 million loss was recorded as a reduction to the carrying amount of the Sunseeker Resort during the year ended December 31, 2023.

We identified the evaluation of the estimated loss associated with the Sunseeker Resort as a critical audit matter. Subjective auditor judgment was required to evaluate the estimated loss and the assumption that the future restoration costs approximate the carrying amount of the damaged assets.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's property loss estimation process, including a control related to determining the assumption that the future restoration costs approximate the carrying amount of the damaged assets. We evaluated the reasonableness of the estimated loss by obtaining a confirmation of the anticipated restoration costs estimated by the Company's insurance- claim adjustor directly from that adjustor. We compared the confirmation of the future restoration costs from the insurance claim adjustor to the estimated loss recorded by the Company. We evaluated certain publicly available costing indices to assess the Company's assumption that the future restoration costs approximate the carrying amount of the damaged assets.

/s/ KPMG LLP

We have served as the Company's auditor since 2016.

Dallas, Texas

February 29, 2024

ALLEGIANT TRAVEL COMPANY
CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

		December 31, 2023		December 31, 2022
CURRENT ASSETS				
Cash and cash equivalents	$	143,259	$	229,989
Restricted cash		16,325		15,457
Short-term investments		671,414		725,063
Accounts receivable		70,743		106,578
Expendable parts, supplies and fuel, net of reserve of $10,284 and $8,079		36,335		35,546
Prepaid expenses and other current assets		63,054		161,636
TOTAL CURRENT ASSETS		1,001,130		1,274,269
Property and equipment (including $129,646 and $80,591 from VIEs, Note 6), net of accumulated depreciation of $964,866 and $814,837		3,447,111		2,810,693
Long-term investments		56,004		63,318
Deferred major maintenance, net of accumulated amortization of $143,275 and $108,779		165,767		157,410
Operating lease right-of-use assets, net		100,707		111,679
Deposits and other assets		98,691	$	93,928
TOTAL ASSETS:	$	4,869,410	$	4,511,297
CURRENT LIABILITIES				
Accounts payable		54,484		58,335
Accrued liabilities		305,078		226,276
Current operating lease liabilities		20,873		19,973
Air traffic liability		353,488		379,459
Current loyalty program liability		38,447		32,888
Current maturities of long-term debt and finance lease obligations (including $22,627 and $9,315 from VIEs, Note 6), net of related costs of $8,038 and $6,599		439,937		152,900
TOTAL CURRENT LIABILITIES		1,212,307		869,831
LONG-TERM DEBT AND OTHER NONCURRENT LIABILITIES				
Long-term debt and finance lease obligations (including $107,737 and $69,812 from VIEs, Note 6), net of current maturities and related costs of $14,477 and $16,866		1,819,717		1,944,078
Deferred income taxes		384,602		346,388
Noncurrent operating lease liabilities		82,410		94,972
Noncurrent loyalty program liability		32,366		23,612
Other noncurrent liabilities		9,448		11,718
TOTAL LIABILITIES:	$	3,540,850	$	3,290,599
COMMITMENTS AND CONTINGENCIES (NOTE 13)				
SHAREHOLDERS' EQUITY				
Common stock, par value $0.001, 100,000,000 shares authorized; 25,501,823 and 25,086,278 shares issued; 18,269,090 and 18,128,182 shares outstanding in 2023 and 2022 respectively		26		25
Treasury shares, at cost, 7,232,733 and 6,958,096 shares in 2023 and 2022, respectively		(681,932)		(660,023)
Additional paid in capital		741,055		709,471
Accumulated other comprehensive income, net		3,991		1,257
Retained earnings		1,265,420		1,169,968
TOTAL EQUITY:	$	1,328,560	$	1,220,698
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY:	$	4,869,410	$	4,511,297

The accompanying notes are an integral part of these consolidated financial statements.

ALLEGIANT TRAVEL COMPANY
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

		Year Ended December 31,				
		2023		**2022**		**2021**
OPERATING REVENUES:						
Passenger	$	2,324,397	$	2,137,762	$	1,578,436
Third party products		112,579		100,959		86,487
Fixed fee contracts		68,548		60,937		41,184
Other		4,333		2,171		1,803
Total operating revenues		2,509,857		2,301,829		1,707,910
OPERATING EXPENSES:						
Aircraft fuel		695,871		814,803		440,235
Salaries and benefits		687,803		552,413		484,573
Station operations		256,560		255,168		243,346
Depreciation and amortization		223,130		197,542		181,035
Maintenance and repairs		123,802		117,814		105,943
Sales and marketing		114,616		100,678		72,742
Aircraft lease rentals		24,948		23,621		21,242
Other		133,501		113,532		83,902
Payroll Support Programs grant recognition		—		—		(202,181)
Special charges, net of recoveries		28,645		34,612		13,998
Total operating expenses		2,288,876		2,210,183		1,444,835
OPERATING INCOME		220,981		91,646		263,075
OTHER (INCOME) EXPENSES:						
Interest income		(46,615)		(16,469)		(1,814)
Interest expense		153,186		115,711		68,474
Capitalized interest		(45,132)		(12,640)		—
Other, net		491		91		(205)
Total other expenses		61,930		86,693		66,455
INCOME BEFORE INCOME TAXES		159,051		4,953		196,620
INCOME TAX PROVISION		41,455		2,460		44,767
NET INCOME	$	117,596	$	2,493	$	151,853
Earnings per share to common shareholders:						
Basic	$	6.32	$	0.14	$	8.69
Diluted	$	6.29	$	0.14	$	8.68
Shares used for computation:						
Basic		17,945		17,959		17,212
Diluted		18,019		18,034		17,231
Cash dividends declared per share:	$	1.20	$	—	$	—

The accompanying notes are an integral part of these consolidated financial statements.

ALLEGIANT TRAVEL COMPANY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
NET INCOME	$ 117,596	$ 2,493	$ 151,853
Other comprehensive income:			
Change in available for sale securities, net of tax	2,734	(799)	2,083
TOTAL COMPREHENSIVE INCOME	$ 120,330	$ 1,694	$ 153,936

The accompanying notes are an integral part of these consolidated financial statements.

ALLEGIANT TRAVEL COMPANY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands, except share amounts)

	Common stock outstanding	Par value	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Total shareholders' equity
Balance at December 31, 2020	$ 16,405	$ 23	$ 329,753	$ (27)	$ 1,015,622	$(646,008)	$ 699,363
Share-based compensation	113	—	27,058	—	—	—	27,058
Issuance of common stock, net of forfeitures	1,553	2	335,137	—	—	—	335,139
Stock issued under employee stock purchase plan	40	—	—	—	—	7,951	7,951
Other comprehensive income	—	—	—	2,083	—	—	2,083
Payroll Support Programs warrant issuance	—	—	105	—	—	—	105
Net Income	—	—	—	—	$ 151,853	—	$ 151,853
Balance at December 31, 2021	18,111	$ 25	$ 692,053	$ 2,056	$ 1,167,475	$(638,057)	$ 1,223,552
Share-based compensation	323	—	17,418	—	—	—	17,418
Shares repurchased by the Company and held as treasury shares	(379)	—	—	—	—	(29,905)	(29,905)
Stock issued under employee stock purchase plan	73	—	—	—	—	7,939	7,939
Other comprehensive loss	—	—	—	(799)	—	—	(799)
Net income	—	—	—	—	2,493	—	2,493
Balance at December 31, 2022	$ 18,128	$ 25	$ 709,471	$ 1,257	$ 1,169,968	$(660,023)	$ 1,220,698
Share-based compensation	415	1	31,584	—	—	—	31,585
Shares repurchased by the Company and held as treasury shares	(374)	—	—	—	—	(30,076)	(30,076)
Stock issued under employee stock purchase plan	100	—	—	—	—	8,167	8,167
Cash dividends, $1.20 per share	—	—	—	—	(22,144)	—	(22,144)
Other comprehensive income	—	—	—	2,734	—	—	2,734
Net income	—	—	—	—	117,596	—	117,596
Balance at December 31, 2023	18,269	$ 26	$ 741,055	$ 3,991	$ 1,265,420	$(681,932)	$ 1,328,560

The accompanying notes are an integral part of these consolidated financial statements.

ALLEGIANT TRAVEL COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,		
	2023	2022	2021
OPERATING ACTIVITIES:			
Net income	$ 117,596	$ 2,493	$ 151,853
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	223,130	197,542	181,035
(Gain) loss on aircraft and other equipment disposals	920	2,158	(3,052)
Special charges, net of recoveries	27,189	34,268	13,998
Share-based compensation expense	29,749	15,198	16,127
Deferred income taxes	38,214	2,178	43,761
Other adjustments	(11,284)	12,082	14,777
Changes in certain assets and liabilities:			
Accounts receivable	29,390	(33,887)	(14,717)
Tax receivable	3,932	3,697	143,624
Prepaid expenses	(1,825)	(10,625)	(4,026)
Accounts payable	(5,031)	14,770	10,402
Accrued liabilities	79,881	58,309	48,060
Air traffic liability	(25,971)	72,006	(55)
Deferred major maintenance	(67,862)	(54,675)	(59,747)
Other assets/liabilities	(14,936)	(12,464)	(3,847)
Net cash provided by operating activities	423,092	303,050	538,193
INVESTING ACTIVITIES:			
Purchase of investment securities	(890,880)	(1,267,266)	(1,248,575)
Proceeds from maturities of investment securities	976,804	1,301,286	954,970
Aircraft pre-delivery deposits	(342,167)	(96,532)	(11,924)
Purchase of property and equipment, including capitalized interest	(528,320)	(434,690)	(243,613)
Purchase of note receivable	—	—	(50,000)
Insurance proceeds from damage to property & equipment	35,730	5,450	98
Other investing activities	26,956	328	5,766
Net cash used in investing activities	(721,877)	(491,424)	(593,278)
FINANCING ACTIVITIES:			
Proceeds from issuance of common stock	—	—	335,139
Cash dividends paid to shareholders	(22,144)	—	—
Proceeds from the issuance of debt and finance lease obligations	642,581	863,627	281,657
Repurchase of common stock	(30,078)	(29,905)	—
Principal payments on debt and finance lease obligations	(480,818)	(701,596)	(301,096)
Debt issuance costs	(7,116)	(14,297)	(8,287)
Sunseeker construction financing disbursements (deposits)	102,330	(92,650)	(30,000)
Other financing activities	8,168	7,940	8,054
Net cash provided by financing activities	212,923	33,119	285,467
NET CHANGE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(85,862)	(155,255)	230,382
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT BEGINNING OF PERIOD	245,446	400,701	170,319
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT END OF PERIOD	$ 159,584	$ 245,446	$ 400,701
CASH PAYMENTS/(RECEIPTS) FOR:			
Interest paid, net of amount capitalized	$ 111,912	$ 82,903	$ 43,511
Income tax paid (refunds)	1,012	308	(128,540)
SUPPLEMENTAL DISCLOSURE OF NONCASH TRANSACTIONS			
Right-of-use (ROU) assets acquired	$ 8,320	$ —	$ 33,260
Purchases of property and equipment in accrued liabilities	$ 71,672	$ 54,641	$ 17,671
Flight equipment acquired under finance leases	—	192,457	101,340

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 — Organization and Business of Company

Allegiant Travel Company (the "Company") is a leisure travel company focused on providing travel services and products to residents of under-served cities in the United States. The Company operates a low-cost, low utilization passenger airline which sells air transportation both on a stand-alone basis and bundled with the sale of ancillary air-related and third party services and products. The Company also provides air transportation under fixed fee flying arrangements, generates other ancillary revenues, and owns and operates the Sunseeker Resort and Aileron, the related golf course.

Scheduled service and fixed fee air transportation services have similar operating margins, economic characteristics, and production processes (check-in, baggage handling and flight services) which target the same class of customers, and are subject to the same regulatory environment. As a result, the Company believes its airline activities operate under one reportable segment and does not separately track expenses for scheduled service and fixed fee air transportation services. The Company's Sunseeker Resort represents a separate reportable segment. Refer to Note 14 for additional information.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Allegiant Travel Company and its majority-owned operating subsidiaries. The Company's investments in unconsolidated affiliates, which are 50 percent or less owned, are accounted for under the equity or cost method. All intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from these estimates.

The Company has reclassified certain prior period amounts to conform to the current period presentation.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments and interest bearing instruments with original maturities of three months or less when purchased. Such investments are carried at cost which approximates fair value.

Restricted Cash

Restricted cash represents escrowed funds under fixed fee contracts, and cash collateral held against letters of credit required by hotel properties for guaranteed room availability, airports and certain other parties.

Accounts Receivable

Accounts receivable are recorded at invoiced amount which approximates fair value. In addition to income tax receivables, the accounts receivable consist primarily of amounts due from credit card companies associated with the sale of tickets for future travel. These receivables are short-term and generally settle within a few days of sale. There are also receivables related to commission amounts due from Enterprise Holdings Inc. based on terms in the rental car provider agreement and amounts due related to fixed fee charter agreements. If deemed necessary, the Company records charges to its allowance for doubtful accounts for amounts not expected to be collected, for which the balance was immaterial for all years presented.

Short-term and Long-term Investments

The Company's investments in marketable securities are classified as available-for-sale and are reported at fair value with the net unrealized gain or (loss) reported as a component of accumulated other comprehensive income (loss) in shareholders' equity. For investments in an unrealized loss position, the Company determines whether a credit loss exists by considering information about the collectability of the instrument and current market conditions. There have been no credit losses in the years presented. Investment securities with original maturities of three months or less are classified as cash equivalents. Investment securities with original maturities greater than three months are classified as either short-term investments or long-term investments based on the maturity date in relation to the balance sheet date. Short-term investments have a maturity date less than or equal to one year from the balance sheet date, and long-term investments have a maturity date greater than one year from the balance sheet date.

The amortized cost of investment securities sold is determined by the specific identification method with any realized gains or losses reflected in other (income) expense. The Company had minimal realized losses during the years ended December 31, 2023, 2022, and 2021. The Company believes unrealized losses related to debt securities are not other-than-temporary and does not intend to sell these securities prior to amortized cost recoverability.

The Company attempts to minimize its concentration risk with regard to its cash, cash equivalents, and investment portfolio. This is accomplished by diversifying and limiting amounts among different counterparties, the type of investment, and the amount invested in any individual security, commercial paper, or money market fund.

Expendable Parts, Supplies and Fuel, Net

Expendable parts, supplies and fuel inventories are valued at cost using the first-in, first-out method. Such expendable parts, supplies and fuel are charged to expense as they are used in operations. An obsolescence allowance for expendable parts and supplies is based on salvage values and the average remaining useful life of the fleet. The obsolescence allowance for expendable parts and supplies was $10.3 million and $8.1 million at December 31, 2023 and 2022, respectively.

Deposits and Other Assets

Deposits and Other Assets consist primarily of airport deposits, aircraft lease deposits, deposits as required by the construction loan agreement for the Sunseeker Resort and a note receivable from the counter-party in the Company's joint venture alliance.

The Company also had outstanding receivables from third parties as of December 31, 2023 and 2022, of which $17.0 million and $18.3 million respectively, was due more than one year after the balance sheet date.

Operating Lease Right-of-Use Asset and Liability

The Company determines if an arrangement is a lease at inception and has lease agreements for aircraft, office facilities, office equipment, certain airport and terminal facilities, and other space and assets with non-cancelable lease terms. Certain real estate and property leases, aircraft leases, and various other operating leases are measured on the balance sheet with a lease liability and right-of-use ("ROU") asset. Airport terminal leases mostly include variable lease payments outside of those based on a fixed index, and are therefore excluded from consideration.

ROU assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make scheduled lease payments. ROU assets and liabilities are recognized on the lease commencement date based on the present value of lease payments over the lease term. At lease commencement, the present value of lease payments is calculated using the rate implicit in the lease, if known, or an estimated incremental borrowing rate which takes into consideration recent debt issuances as well as other applicable market data available.

Lease payments include fixed payments, variable payments based on an index or rate, reasonably certain purchase options, termination penalties, and others as required by the Accounting Standards (ASU) 2016-02, Leases (Topic 842). Lease payments do not include variable lease payments other than those that depend on an index or rate, any guarantee by the lessee of the lessor's debt, or any amount allocated to non-lease components.

Lease terms include options to extend when it is reasonably certain that the option will be exercised. Leases with a term of 12 months or less are not recorded on the balance sheet. Additionally, lease and non-lease components are accounted for as a single lease component for real estate agreements.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives less any estimated salvage value. Property under finance leases and related obligations are initially recorded at an amount equal to the present value of future minimum lease payments computed using the rate implicit in the lease, if known, or on the basis of the Company's estimated incremental borrowing rate, and depreciation is recorded on a straight-line basis and is included within depreciation and amortization expense. The estimated useful lives of the principal asset classes are shown below.

Aircraft, engines and related rotable parts	10 - 25 Years
Buildings and leasehold improvements	10 - 39 Years
Equipment	3 - 10 Years
Computer hardware and software	3 - 15 Years

In estimating the useful lives and residual values of aircraft, the Company primarily relies upon actual experience with the same or similar aircraft types, current and projected future market information, and input from other industry sources. Subsequent revisions to these estimates could be caused by changing market prices of the Company's aircraft, changes in utilization of the aircraft, and other fleet events. Changes in the estimate for useful lives or residual values of the Company's property and equipment could result in changes in depreciation expense.

The Company is required to make pre-delivery payments ("PDPs") towards the purchase price of new aircraft and engines prior to delivery. These deposits are included in flight equipment on the Company's consolidated balance sheets.

Interest is capitalized by applying a capitalization rate to the weighted-average carrying amount of expenditures for qualifying assets over the period and depreciated over the estimated useful life of the related asset(s) acquired/developed.

Software Capitalization

The Company capitalizes certain internal and external costs related to the acquisition and development of computer software during the application development stage of projects. The Company amortizes these capitalized costs using the straight-line method over the estimated useful life of the software, which typically ranges from three to fifteen years. The Company had unamortized computer software development costs of $139.1 million and $80.2 million as of December 31, 2023 and 2022, respectively. Amortization expense related to computer software was $12.4 million, $15.2 million and $10.6 million for the years ended December 31, 2023, 2022 and 2021 respectively. Costs incurred during the preliminary and post-implementation stages are expensed as incurred.

Aircraft Maintenance and Repair Costs

The Company accounts for all non-major maintenance and repair costs incurred for its fleet under the direct expense method. Under this method, maintenance and repair costs for aircraft are charged to maintenance and repair expenses as incurred. Maintenance and repair costs include all parts, materials, and line maintenance activities required to maintain the Company's fleet.

The Company accounts for major maintenance costs of its airframes and engines using the deferral method. Under this method, the Company capitalizes the cost of major maintenance events, which are amortized as a component of depreciation and amortization expense, over the estimated period until the next scheduled major maintenance event. During 2023 and 2022, the Company capitalized $68.5 million and $60.6 million of major maintenance costs.

Amortization expense related to major maintenance costs was $55.5 million, $43.8 million, and $42.1 million for the years ended December 31, 2023, 2022, and 2021 respectively.

Measurement of Impairment of Long-Lived Assets

The Company records impairment losses on long-lived assets used in operations, consisting principally of property and equipment, when events or changes in circumstances indicate, in management's judgment, that the assets might be impaired, and the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets. In making these determinations, the Company utilizes certain assumptions, including, but not limited to: (i) estimated fair value of the assets; and (ii) estimated future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization, length of service for which the asset will be used in operations, and estimated salvage values.

The Company did not recognize any impairment for the years ended December 31, 2023 and December 31, 2022.

Revenue Recognition

Passenger revenue

Passenger revenue includes scheduled service revenue, ancillary air-related charges, and travel point redemptions from the co-brand Allegiant credit card and the Company's non-card loyalty program. Revenue from travel point redemptions from the co-brand credit card and the loyalty program are described in the *Allways Rewards*® Credit Card Program and Allways Rewards® Loyalty Program sections below.

Scheduled service revenue consists of ticket revenue generated from nonstop flights in the Company's route network, recognized either when the transportation is provided, or when ticket voucher breakage occurs. Nonrefundable scheduled itineraries expire on the date of the intended flight, unless the date is extended by notification from the customer in advance. Itineraries sold for transportation not yet used, as well as unexpired vouchers, are included in air traffic liability.

Ancillary air-related charges include various services and products related to the flight such as baggage fees, the use of the Company's website to purchase scheduled service transportation, advance seat assignments, and other services which are not included in the base ticket price. Revenues from air-related charges are recognized when the transportation is provided. If a customer cancels a flight, a voucher may be issued for a future flight, at which time the associated revenue is recognized in scheduled service revenue upon completion of the future flight. Additionally, the Company estimates the value of vouchers that will expire unused and recognizes such revenue at the time of issuance.

Various taxes and fees, assessed on the sale of tickets to customers, are collected by the Company serving as an agent, and remitted to taxing authorities. These taxes and fees are not included as revenue in the Company's consolidated statements of income and are recorded as a liability until remitted to the appropriate taxing authority.

Third party products revenue

Ancillary third party products revenue is generated from the sale of hotel rooms, rental cars and ticket attractions, as well as marketing revenue associated with the co-brand credit card. Revenue from the sale of third party products is recognized at the time the product is utilized, such as the time a purchased hotel room is occupied. Revenue from the sale of third party products is recorded net of amounts paid to wholesale providers, travel agent commissions, and transaction costs.

Revenue from travel point redemptions from the co-brand credit card and the loyalty program are described in the Allways Rewards® Credit Card Program and Allways Rewards® Loyalty Program sections below.

Fixed fee contract revenue

Fixed fee contract revenue consists of fees under agreements to provide charter service on a year-round and ad hoc basis. Fixed fee contract revenue is recognized when the transportation is provided.

Sunseeker Resort

Sunseeker Resort's revenue from contracts with customers primarily consists of sales of rooms, food and beverage, golf, retail and other goods and services. As compensation for such goods and services, the Company is typically entitled to a fixed nightly fee for an agreed upon period and additional fixed fees for any ancillary services purchased. These fees are generally payable at the time the hotel guest checks out of the hotel. The Company generally satisfies the performance obligations over time, and the Company recognizes the revenue from room sales and from other ancillary guest services on a daily basis, as the rooms are occupied and the Company has rendered the services. Sunseeker Resort revenues are included in other revenue in the consolidated statements of income.

Allways Rewards® Credit Card Program

Under the Allegiant co-brand credit card arrangement, points are sold and consideration is received under an agreement with the issuer bank that expires in 2031. Under this arrangement, the Company identified the following deliverables: travel points to be awarded (the travel component), use of the Company's brand and access to its member lists, and certain other advertising and marketing elements (collectively the marketing component). Each of these deliverables is accounted for separately and allocation of the consideration from the agreement is determined based on the relative selling price of each deliverable. The Company applied a level of management judgment and estimation in determining the best estimate of selling price for each deliverable by considering multiple inputs and methods including, but not limited to, the redemption value of points awarded, discounted cash flows, brand value, volume discounts, published selling prices, number of points to be awarded and number of points expected to be redeemed.

Revenue from the travel component is deferred based on its relative selling price and is recognized into passenger revenue when the points are redeemed by cardholders and the underlying service is provided. Revenue from the marketing component is considered earned in the period in which points are sold and is therefore recognized into third party products revenue in the same period.

Allways Rewards® Loyalty Program

Allegiant's Allways Rewards® Loyalty Program enables program members to earn points for every dollar they spend on the Company's website. Under the program, which launched in August 2021, members continue to accumulate points until the time they decide to redeem them. In addition to opportunities to redeem points for flights, lodging, rental cars, and at the Sunseeker Resort, the program leverages Allegiant's partnerships to offer additional rewards to members, including sports tickets and exclusive experiences. Members can also earn points by using their Allegiant co-brand credit card.

Under Allways Rewards®, members receive one point for every dollar spent at Allegiant.com, and two points per $1 for spending over $500 (excluding taxes and fees). The Company utilizes the deferred revenue method of accounting for points earned through the program based on the stand-alone selling price and revenue is recognized when points are redeemed and the underlying service has been provided. The stand-alone selling price of points is adjusted for an estimate of points that will not be redeemed ("breakage") using a statistical model based on historical redemption patterns to develop an estimate of the likelihood of future redemption.

Advertising Costs

Advertising costs are charged to expense in the period incurred. Advertising expense was $41.0 million, $40.1 million and $31.3 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Preopening expenses

Preopening expenses represent personnel, advertising, and other costs incurred prior to the opening of Sunseeker Resort and are expensed as incurred. During the year ended December 31, 2023, the Company incurred $26.5 million of preopening expenses related to the opening of the Resort, which is included in salaries and benefits expense, sales and marketing expense, and other expense in the consolidated statements of income.

Earnings per Share

Basic and diluted earnings per share are computed using the two-class method. Under the two-class method, the Company attributes net income to two classes, common stock and unvested restricted stock awards. Unvested restricted stock awards granted to employees under the Company's Long-Term Incentive Plan are considered participating securities because they receive non-forfeitable rights to cash dividends at the same rate as common stock.

Diluted net income per share is calculated using the more dilutive of two methods. Under both methods, the exercise of employee stock options is assumed using the treasury stock method. The assumption of vesting of restricted stock, however, differs as described below:

1. Assume vesting of restricted stock using the treasury stock method.

2. Assume unvested restricted stock awards are not vested, and allocate earnings to common shares and unvested restricted stock awards using the two-class method.

For the years ended December 31, 2023, 2022 and 2021, the second method above was used in the computation because it was more dilutive than the first method. The following table sets forth the computation of net income per share on a basic and diluted basis for the periods indicated:

(in thousands, except per share data)	Year ended December 31,		
	2023	2022	2021
Basic:			
Net income	$ 117,596	$ 2,493	$ 151,853
Less income allocated to participating securities	(4,188)	(32)	(2,218)
Net income attributable to common stock	$ 113,408	$ 2,461	$ 149,635
Earnings per share, basic	$ 6.32	$ 0.14	$ 8.69
Weighted-average shares outstanding	17,945	17,959	17,212
Diluted:			
Net income	$ 117,596	$ 2,493	$ 151,853
Less income allocated to participating securities	(4,175)	(32)	(2,215)
Net income attributable to common stock	$ 113,421	$ 2,461	$ 149,638
Earnings per share, diluted	$ 6.29	$ 0.14	$ 8.68
Weighted-average shares outstanding	17,945	17,959	17,212
Dilutive effect of stock options and restricted stock	249	132	145
Adjusted weighted-average shares outstanding under treasury stock method	18,194	18,091	17,357
Participating securities excluded under two-class method	(175)	(57)	(126)
Adjusted weighted-average shares outstanding under two-class method	18,019	18,034	17,231

Stock awards outstanding of 81,748, 79,644, and 815 shares (not in thousands) as of December 31, 2023, 2022, and 2021, respectively, were excluded from the computation of diluted earnings per share as they were antidilutive.

Share-Based Compensation

The Company accounts for share-based compensation in accordance with accounting standards which require the compensation cost related to share-based payment transactions be recognized in the Company's consolidated statements of income. The share-based compensation cost is measured based on grant date fair value. The Company's share-based employee compensation plan is more fully discussed in Note 12.

Income Taxes

The Company recognizes deferred income taxes based on the asset and liability method required by accounting standards. Deferred tax assets and liabilities are determined based on the timing differences between book basis for financial reporting purposes and tax basis of the assets and liabilities and measured using the enacted tax rates and provisions of the enacted tax law. A valuation allowance for deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company determines the net non-current deferred tax assets or liabilities separately for federal, state, foreign and other local jurisdictions.

The Company's income tax returns are subject to examination by the Internal Revenue Service ("IRS") and other tax authorities in the jurisdictions where the Company operates. The Company assesses potentially unfavorable outcomes of such examinations based on the criteria set forth in uncertain tax position accounting standards. The accounting standards prescribe a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.

Accounting standards for income taxes utilize a two-step approach for evaluating tax positions. Recognition (Step I) occurs when the Company concludes that a tax position, based on its technical merits, is more likely than not to be sustained upon examination. Measurement (Step II) is only addressed if the position is deemed to be more likely than not to be sustained. Under Step II, the tax benefit is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement.

The tax positions failing to qualify for initial recognition are recognized in the first subsequent interim period they meet the "more likely than not" standard. If it is subsequently determined that a previously recognized tax position no longer meets the "more likely than not" standard, it is required that the tax position be derecognized. As applicable, the Company will recognize accrued penalties and interest related to unrecognized tax benefits in the provision for income taxes.

Recent Accounting Pronouncements

In October 2023, the Financial Standards Accounting Board (FASB) issued Accounting Standards Update (ASU) 2023-06, Disclosure Improvements to align the requirements in the FASB Accounting Standards Codification with the SEC's regulations in response to the SEC's August 2018 final rule that updated and simplified certain disclosure requirements. Each amendment in the ASU will only be effective on the date the related disclosures are removed from Regulation S-X or Regulation S-K by the SEC, and will no longer be effective if the SEC has not removed the applicable disclosure requirement by June 30, 2027. Early adoption is prohibited. The Company is currently evaluating the potential impact that the standard will have on its financial statement disclosures.

In November 2023, the FASB issued ASU 2023-07 "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for the Company's annual periods beginning January 1, 2024, and for interim periods beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating the potential effect that the updated standard will have on its financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09 "Income Taxes (Topics 740): Improvements to Income Tax Disclosures." The new standard requires expanded income tax disclosure of specific categories in the rate reconciliation and income taxes paid, disaggregated by jurisdiction. ASU 2023-09 is effective for the Company's annual periods beginning January 1, 2025, with early adoption and retrospective application permitted. The Company is currently evaluating the potential effect that the updated standard will have on its financial statement disclosures.

Note 3 — Special Charges

As a result of Hurricane Ian's direct hit on the southwest coast of Florida on September 28, 2022, the construction site of Sunseeker Resort at Charlotte Harbor (the "Resort" or "Sunseeker Resort") was damaged. Additionally in the fourth quarter of 2022, there was another weather-related event and a fire that caused additional damage. Based on the Company's assessment of these damages and the anticipated future restoration costs, an estimated loss of $52.1 million was recorded as a special charge in 2022, which was offset by $18.1 million of recorded insurance recoveries during 2022. In 2023, an additional $2.4 million of loss was recorded as a result of updated damage assessments by the Company and the insurance providers.

During third quarter 2023, the Sunseeker Resort construction site incurred additional damages related to Hurricane Idalia. Based on the Company's assessment of these damages and the anticipated future restoration costs, an estimated loss of $23.6 million was recorded as a special charge in 2023. The estimate is preliminary and subject to change as the damage assessment by the Company and the insurance providers continues.

During the years ended December 31, 2023 and December 31, 2022, the Company recorded losses of $26.0 million and $52.1 million, respectively, which were offset by $32.5 million and $18.1 million of insurance recoveries, respectively. To date, the Company has recorded insurance recoveries of $1.0 million and $49.5 million, respectively, related to the 2023 and 2022 hurricanes and related weather events. The Company anticipates that additional insurance recoveries related to the losses incurred in 2023 and 2022 will be recorded in future periods.

Due to the heavy maintenance needs on certain aging Airbus airframes and capacity constraints at the Company's maintenance, repair, and overhaul contractors, the Company reevaluated its fleet plan and identified 21 airframes for early retirement to coincide with 737 MAX aircraft deliveries as scheduled under an amendment to the Company's agreement with The Boeing Company signed in September 2023. Two airframes were fully retired in 2023 and the remaining airframes are scheduled to be retired between January 2024 and September 2025. The accelerated depreciation on these airframes resulting from a change in the estimated useful life is recorded as a special charge of $35.1 million for the year ended December 31, 2023.

Special charges in 2021 were incurred due to the impacts of the COVID-19 pandemic. The charges were related to accelerated depreciation on aircraft identified for early retirement, impairment loss on a building related to a discontinued business unit, and acceleration of certain stock awards. A portion of the special charge recorded in 2022 relates to accelerated depreciation on the last of the COVID-19 aircraft identified for early retirement, which amount is separate from the $35.1 million described above.

Special Charges

The table below summarizes special charges recorded during the years ended December 31, 2023, 2022, and 2021.

	Year Ended December 31,		
(in thousands)	2023	2022	2021
Sunseeker weather and related events	$ 26,045	$ 52,095	$ —
Sunseeker weather and related events, insurance recoveries[1]	(32,491)	(18,050)	—
Accelerated depreciation on airframes identified for early retirement	35,091	567	2,521
COVID-19 and related charges	—	—	11,477
Total special charges	$ 28,645	$ 34,612	$ 13,998

[1] *Includes $8.3 million of business interruption insurance proceeds for the year ended December 31, 2023. No business interruption insurance recoveries were received for the years ended December 31, 2022 or December 31, 2021.*

Note 4 — Revenue Recognition

Passenger revenue

Passenger revenue is the most significant category in the Company's reported operating revenues, as outlined below:

(in thousands)	Year Ended December 31,		
	2023	2022	2021
Scheduled service	$ 1,133,001	$ 1,062,753	$ 769,371
Ancillary air-related charges	1,137,226	1,025,549	788,064
Loyalty redemptions	54,170	49,460	21,001
Total passenger revenue	$ 2,324,397	$ 2,137,762	$ 1,578,436

Sales of passenger tickets not yet flown are recorded in air traffic liability. Passenger revenue is recognized when transportation is provided. As of December 31, 2023, the air traffic liability balance was $353.5 million, of which approximately $303.6 million was related to forward bookings, with the remaining $49.9 million related to credit vouchers for future travel.

The normal contract term of passenger tickets is 12 months and passenger revenue associated with future travel will principally be recognized within this time frame. Of the $379.5 million that was recorded in the air traffic liability balance at December 31, 2022, substantially all was recognized into passenger revenue during the 12 months ended December 31, 2023.

In 2020, the Company announced that credit vouchers issued for canceled travel beginning in January 2020 would have an extended expiration date of two years from the original booking date. This policy continued for credit vouchers issued through June 30, 2021. Estimates of passenger revenue to be recognized from air traffic liability for credit voucher breakage during this period may be subject to variability and differ from historical experience due to the change in contract duration and uncertainty regarding demand for future air travel. Effective July 1, 2021, vouchers issued have an expiration date of one year from the original booking date.

The Company periodically evaluates the estimated amount of credit vouchers expected to expire unused and any adjustment is removed from air traffic liability and included in passenger revenue in the period in which the evaluation is complete.

Loyalty redemptions

The following table presents the activity of the co-brand credit card and the loyalty program as of the dates indicated:

(in thousands)	Year Ended December 31,	
	2023	2022
Balance at January 1	$ 56,500	$ 40,449
Points awarded	68,483	65,511
Points redeemed	(54,170)	(49,460)
Balance at December 31	$ 70,813	$ 56,500

The current portion of the loyalty program liability represents the estimate of revenue to be recognized in the next 12 months based on historical trends, with the remaining balance reflected in other noncurrent liabilities and expected to be recognized into revenue in periods thereafter.

Note 5 — Property and Equipment

Property and equipment consisted of the following:

(in thousands)	As of December 31,	
	2023	2022
Airline		
Flight equipment	$ 3,346,216	$ 2,937,767
Computer hardware and software	274,927	209,808
Land and buildings/leasehold improvements	63,863	62,227
Other property and equipment	109,727	95,156
Sunseeker Resort		
Land and buildings/leasehold improvements	559,112	—
Other property and equipment	53,743	—
Construction in progress	4,389	320,572
Total property and equipment	4,411,977	3,625,530
Less accumulated depreciation and amortization	(964,866)	(814,837)
Property and equipment, net	$ 3,447,111	$ 2,810,693

As of December 31, 2023, the Company had firm commitments to purchase 51 aircraft which are expected to be delivered between 2024 and 2026.

Accrued capital expenditures as of December 31, 2023 and 2022 were $71.7 million and $54.6 million, respectively.

Note 6 — Long-Term Debt

Long-term debt consisted of the following:

	As of December 31,	
(in thousands)	**2023**	**2022**
Fixed-rate debt and finance lease obligations due through 2032	$ 1,834,754	$ 1,720,998
Variable-rate debt due through 2029	424,900	375,980
Total long-term debt and finance lease obligations, net of related costs	2,259,654	2,096,978
Less current maturities, net of related costs	439,937	152,900
Long-term debt and finance lease obligations, net of current maturities and related costs	$ 1,819,717	$ 1,944,078
Weighted average fixed-interest rate on debt	6.3 %	6.5 %
Weighted average variable-interest rate on debt	7.9 %	6.1 %

		Interest Rate(s) Per Annum at December 31, 2023	As of December 31,	
(in thousands)	**Maturity Dates**		**2023**	**2022**
Senior secured notes	2027	7.25%	$ 550,000	$ 700,000
Consolidated variable interest entities	2024 - 2029	2.92 % - 5.19%	130,650	79,453
Revolving credit facilities	2024 - 2027	7.97%	200,000	30,327
Debt secured by aircraft, engines, other equipment and real estate	2025 - 2031	1.87 % - 8.26%	596,271	466,335
Finance leases	2028 - 2032	4.44 % - 7.01%	455,248	494,328
Construction loan agreement	2028	5.75%	350,000	350,000
Total debt			$ 2,282,169	$ 2,120,443
Related costs			(22,515)	(23,465)
Total debt net of related costs			$ 2,259,654	$ 2,096,978

Maturities of long-term debt as of December 31, 2023, for the next five years and thereafter, in the aggregate, are:

(in thousands)	**As of December 31, 2023**
2024[1]	439,937
2025	180,611
2026	176,152
2027	709,354
2028	328,569
Thereafter	425,031
Total debt and finance lease obligations, net of related costs	$ 2,259,654

[1] Includes pre-delivery deposit financing which is due upon delivery of each respective aircraft

Senior Secured Notes

In August, 2022, the Company issued $550.0 million in aggregate principal amount of its 7.250% Senior Secured Notes due 2027 (the "2027 Notes") pursuant to an Indenture, dated as of August 17, 2022. The 2027 Notes are secured by first priority security interests in, subject to permitted liens, substantially all of the property and assets of the Company and its subsidiaries (other than Sunseeker Resort and its subsidiaries), except that the collateral package excludes aircraft, aircraft engines, real property and certain other assets. The collateral also secures the Company's $75.0 million revolving credit facility (described below), on a *pari passu* basis. The 2027 Notes bear interest at a fixed rate of 7.25 percent per annum, payable in cash on February 15 and August 15 of each year. The 2027 Notes will mature on August 15, 2027.

The 2027 Notes contain certain covenants that limit the ability of the Company to, among other things: (i) make restricted payments; (ii) incur indebtedness or issue preferred stock; (iii) create or incur certain liens; (iv) dispose of loyalty program or brand intellectual property collateral; (v) merge, consolidate or sell all or substantially all assets and (vi) enter into certain transactions with affiliates.

The 2027 Notes also require the Company to comply with certain affirmative covenants, including to maintain a minimum aggregate amount of liquidity of $300.0 million. If the Company fails to satisfy the minimum liquidity requirement, then the Company will be required to pay additional interest on all outstanding 2027 Notes in an amount equal to 2.0% per annum of the principal amount of such 2027 Notes until the Company demonstrates compliance with the liquidity requirement.

In November 2023, the Company prepaid the entirety of the $150.0 million outstanding on its 8.500% Senior Secured Notes issued in October 2020 and originally due February 2024.

Consolidated Variable Interest Entities

The Company evaluates ownership, contractual lease arrangements and other interests in entities to determine if they are variable interest entities ("VIEs") based on the nature and extent of those interests. The Company consolidates a VIE when, among other criteria, it has the power to direct the activities that most significantly impact the VIE's economic performance as well as the obligation to absorb losses or the right to receive benefits of the VIE, thus making the Company the primary beneficiary of the VIE.

During 2023, the Company, through a wholly owned subsidiary, entered into similarly structured agreements with trusts to borrow $63.0 million collateralized by aircraft and engines. The trusts were funded at inception. The borrowings bear interest at fixed rates and are payable in monthly installments through October 2028 and February 2029, at which time the Company will have purchase options at fixed amounts. As these transactions are common control transactions, the Company, as the primary beneficiary, has measured and recorded the assets and liabilities at their carrying values, which were $51.6 million and $63.0 million respectively, at the time of borrowing.

Revolving Credit Facilities

In August 2022, the Company entered into a credit agreement under which the Company is entitled to borrow up to $100.0 million. In October 2023, the Company extended the term of this agreement to August 2025 with all other terms to remain the same. The borrowing ability of the facility is based on the value of aircraft and engines placed into the collateral pool. The notes under the facility will bear interest at a floating rate based on SOFR. As of December 31, 2023, the facility remains undrawn.

In August 2022, the Company entered into a credit agreement that provides a senior secured revolving loan facility of $75.0 million. The facility is secured by the same collateral that secures the 2027 Notes, has a term of 57 months and notes under the facility bear interest at a floating rate based on SOFR. As of December 31, 2023, the facility remains undrawn.

In September 2022, the Company entered into a credit agreement under which the Company is entitled to borrow up to $200.0 million. The revolving credit facility has a term of 24 months and the borrowing ability is based on the amount of pre-delivery deposits paid on certain 737 MAX aircraft, the purchase rights for which the Company may choose to place in the collateral pool. The facility is secured by the purchase rights for the applicable aircraft. Any notes under the facility bear interest at a floating rate based on SOFR and all borrowings are due no later than December 31, 2024 or upon delivery of the applicable aircraft. As of December 31, 2023, the Company has fully drawn all $200.0 million under this facility.

In March 2021, the Company entered into a revolving credit facility, under which it is entitled to borrow up to $50.0 million. In February, 2023, the Company extended the term of this agreement to March 2026 and upsized the capacity to $100.0 million. The borrowing ability is based on the value of the aircraft and engines placed into the collateral pool. The notes for amounts borrowed under the facility will bear interest at a floating rate based on SOFR. As of December 31, 2023, the facility remains undrawn.

Other Secured Debt

The Company is party to financing agreements under which aircraft, other equipment or other assets serve as collateral. Below are described those debt transactions entered into during 2023.

In November 2023, the Company entered into a pre-delivery deposit financing facility to borrow up to $158.0 million secured by the Company's purchase rights for certain Boeing 737 MAX aircraft. The facility bears a floating interest rate based on SOFR and is due upon delivery of each aircraft or no later than June 30, 2025. As of December 31, 2023, the Company has drawn $113.9 million under the facility.

In September 2023, the Company entered into a credit agreement under which the Company is entitled to borrow up to $412.1 million. In September 2023, the Company received funding of $196.4 million under the facility, which is collateralized by aircraft. The proceeds were used in part to pay off existing debt collateralized by aircraft. The outstanding balance bears interest at a fixed rate, to be paid in quarterly installments of principal and interest, and matures in September 2031. The remaining undrawn balance of the facility will be funded upon delivery of, and collateralized by, Boeing 737 MAX aircraft currently on order from Boeing. Future draws collateralized by 737 MAX aircraft will bear interest at a rate determined at the time of drawdown and will have a term of twelve years.

In May 2023, the Company borrowed $92.7 million under a loan agreement secured by aircraft. The notes bear interest at a fixed rate, payable in quarterly installments maturing in May 2028.

During the year ended December 31, 2023, the Company made a total of $207.8 million in payments to extinguish six variable rate facilities secured by aircraft.

Construction Loan Agreement

In October 2021, Sunseeker Florida, Inc. ("SFI"), a wholly-owned subsidiary of the Company, entered into a Credit Agreement pursuant to which SFI borrowed $350.0 million to fund the remaining construction of the initial phases of Sunseeker Resort. The loan is secured by the Resort. All of the shares in SFI are also pledged to secure the loan. The loan bears interest at 5.75 percent per annum payable semi-annually, provides for semi-annual principal payments of $26.0 million beginning in 2025 and matures in October 2028. The credit agreement includes covenants similar to the covenants in the Company's 2027 Notes. To support the credit, the Company has guaranteed the full amount of the debt. As of December 31, 2023, the entirety of the borrowed funds have been released from the construction disbursement account.

Finance Leases

The Company has finance lease obligations related to 23 aircraft, which impacted the Company's recognized assets and liabilities as of December 31, 2023. See Note 7 for more information on finance lease obligations.

Note 7 — Leases

The Company had 23 aircraft under finance leases and 17 aircraft under operating leases as of December 31, 2023 with remaining terms through 2032.

Lease Costs

The components of lease costs recognized on the statements of income were as follows:

		Year Ended December 31,		
(in thousands)	**Classification on the Statements of Income**	**2023**	**2022**	**2021**
Finance lease costs:				
Amortization of assets	Depreciation and amortization	$ 27,170	$ 17,579	$ 13,274
Interest on lease liabilities	Interest expense	27,502	23,034	11,168
Operating lease cost	Aircraft lease rentals; Station operations; Maintenance and repairs; Other operating expense	25,246	24,986	22,697
Variable lease cost	Station operations; Maintenance and repairs; Other operating expense	1,563	1,469	2,565
Total lease cost		$ 81,481	$ 67,068	$ 49,704

Lease position as of December 31, 2023

The table below presents the lease-related assets and liabilities recorded on the balance sheet.

		As of December 31,	
(in thousands)	**Classification on the Balance Sheet**	**2023**	**2022**
Assets			
Operating lease assets	Operating lease right-of-use assets, net	$ 100,707	$ 111,679
Finance lease assets	Property and equipment, net of accumulated depreciation	483,083	537,766
Total lease assets		$ 583,790	$ 649,445
Liabilities			
Current			
Operating	Current operating lease liabilities	$ 20,873	$ 19,973
Finance	Current maturities of long-term debt and finance lease obligations	25,352	39,080
Noncurrent			
Operating	Noncurrent operating lease liabilities	82,410	94,972
Finance	Long-term debt and finance lease obligations	429,896	455,248
Total lease liabilities		$ 558,531	$ 609,273
Weighted-average remaining lease term			
Operating leases		7.4 years	7.0 years
Finance leases		7.1 years	7.8 years
Weighted-average discount rate			
Operating leases		5.5 %	5.4 %
Finance leases		5.9 %	5.9 %

Other Information

The table below presents supplemental cash flow information related to leases during the years ended December 31, 2023 and 2022.

(in thousands)	Year Ended December 31,					
	2023		**2022**		**2021**	
Cash paid for amounts included in the measurement of lease liabilities						
Operating cash flows for operating leases	$	25,774	$	25,775	$	18,987
Operating cash flows for finance leases		27,672		22,366		10,697
Financing cash flows for finance leases		39,044		16,621		14,675

Maturities of Lease Liabilities

The table below indicates the future minimum payments of lease liabilities as of December 31, 2023.

(in thousands)	**Operating Leases**		**Finance Leases**	
2024	$	25,912	$	51,408
2025		23,850		51,408
2026		13,896		51,108
2027		11,688		51,108
2028		9,997		65,908
Thereafter		42,616		336,168
Total lease payments		127,959		607,108
Less imputed interest		(24,676)		(151,860)
Total lease obligations		103,283		455,248
Less current obligations		(20,873)		(25,352)
Long-term lease obligations	$	82,410	$	429,896

Note 8 — Shareholders' Equity

The Company is authorized by its board of directors to acquire the Company's stock through open market purchases under its share repurchase program. As repurchase authority is exhausted, the board of directors has, to date, authorized additional expenditures for share repurchases. The Company suspended stock repurchases upon the onset of the pandemic and as part of accepting benefits from the U.S. Treasury under the Payroll Support Programs, the Company agreed not to repurchase stock through September 30, 2022. The Company recommenced repurchasing shares in the fourth quarter 2022 after those restrictions expired.

Share repurchases consisted of the following during the periods indicated:

	Year Ended December 31,		
	2023	**2022**	**2021**
Shares repurchased[1]	309,155	377,529	—
Average price per share	$ 78.61	$ 78.94	$ —
Total (in thousands)	$ 24,303	$ 29,802	$ —

[1] *Share amounts shown above include only open market repurchases and do not include shares withheld from employees for tax withholding obligations related to restricted stock vestings, which were 65,284, 1,423, and zero shares (not in thousands) for 2023, 2022, and 2021 respectively.*

Cash dividends declared by the Board and paid by the Company consisted of the following during the periods indicated:

	Year Ended December 31,		
	2023	**2022**	**2021**
Total quarterly cash dividends declared, per share	$ 1.20	$ —	$ —
Total cash dividends paid (in thousands)	22,144	—	—

The Company suspended payment of cash dividends upon the onset of the pandemic, and as part of accepting benefits from the U.S. Treasury under the Payroll Support Programs, the Company agreed not to pay cash dividends through September 30, 2022.

The Company recommenced payment of cash dividends in the second half of 2023.

Note 9 — Fair Value Measurements

Investments

The Company measures certain financial assets and liabilities at fair value on a recurring basis. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Accounting standards pertaining to fair value measurements establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 - Defined as observable inputs such as quoted prices in active markets for identical assets or liabilities

Level 2 - Defined as inputs other than Level 1 inputs that are either directly or indirectly observable

Level 3 - Defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions

The Company uses the market approach valuation technique to determine fair value for investment securities. The assets classified as Level 1 consist of money market funds for which original cost approximates fair value. The assets classified as Level 2 consist of commercial paper, municipal debt securities, federal agency debt securities, U.S. treasury bonds and corporate debt securities, which are valued using quoted market prices or alternative pricing sources including transactions involving identical or comparable assets and models utilizing market observable inputs. The Company has no investment securities classified as Level 3.

For those assets classified as Level 2 that are not in active markets, the Company obtains fair value from pricing sources using quoted market prices for identical or comparable instruments, and uses pricing models which include all significant observable inputs: maturity dates, issue dates, settlement dates, benchmark yields, reported trades, broker-dealer quotes, issue spreads, benchmark securities, bids, offers and other market related data. These inputs are observable or can be derived from, or corroborated by, observable market data for substantially the full term of the asset.

Financial instruments measured at fair value on a recurring basis:

(in thousands)	As of December 31, 2023			As of December 31, 2022		
	Total	Level 1	Level 2	Total	Level 1	Level 2
Cash equivalents						
Money market funds	$ 33,613	$ 33,613	$ —	$ 88,073	$ 88,073	$ —
Commercial paper	19,575	—	19,575	50,791	—	50,791
Municipal debt securities	7,848	—	7,848	8,599	—	8,599
Federal agency debt securities	8,201	—	8,201	—	—	—
US Treasury bonds	2,000	—	2,000	—	—	—
Total cash equivalents	71,237	33,613	37,624	147,463	88,073	59,390
Short-term						
Commercial paper	237,870	—	237,870	421,279	—	421,279
Corporate debt securities	210,982	—	210,982	166,136	—	166,136
Federal agency debt securities	194,522	—	194,522	107,222	—	107,222
US Treasury Bonds	14,126	—	14,126	—	—	—
Municipal debt securities	13,914	—	13,914	30,426	—	30,426
Total short-term	671,414	—	671,414	725,063	—	725,063
Long-term						
Corporate debt securities	43,869	—	43,869	35,688	—	35,688
Federal agency debt securities	12,135	—	12,135	20,050	—	20,050
Municipal debt securities	—	—	—	7,580	—	7,580
Total long-term	56,004	—	56,004	63,318	—	63,318
Total financial instruments	$ 798,655	$ 33,613	$ 765,042	$ 935,844	$ 88,073	$ 847,771

There were no significant transfers between Level 1 and Level 2 assets for the years ended December 31, 2023 or 2022.

Long-term Debt

None of the Company's long-term debt is publicly traded. The Company has determined the estimated fair value of all of this debt to be Level 3, as certain inputs used to determine the fair value of these agreements are unobservable and, therefore, could be sensitive to changes in inputs.The Company utilizes the discounted cash flow method to estimate the fair value of Level 3 debt.

Carrying value and estimated fair value of long-term debt, including current maturities and without reduction for related costs:

| | As of December 31, 2023 | | As of December 31, 2022 | | |
(in thousands)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value	Fair Value Level
Non-publicly held debt	$ 1,826,921	$ 1,815,351	$ 1,626,114	$ 1,561,939	3

Other

Due to the short term nature, carrying amounts of cash, cash equivalents, restricted cash, accounts receivable and accounts payable approximate fair value.

Note 10 — Income Taxes

The Company is subject to income taxation in the United States and various state jurisdictions in which it operates. In accordance with income tax accounting standards, the Company recognizes tax benefits or expenses on the temporary differences between the financial reporting and tax bases of its assets and liabilities. The entirety of the Company's income before taxes are from its domestic operations.

Income Tax Provision/(Benefit)

The provision (benefit) for income taxes is composed of the following:

		Year ended December 31,				
(in thousands)		2023		2022		2021
Current:						
Federal	$	—	$	6	$	(494)
State		3,306		73		552
Foreign		204		209		(6)
Total current		3,510		288		52
Deferred:						
Federal		36,910		1,189		40,693
State		1,035		983		4,022
Total deferred		37,945		2,172		44,715
Total income tax provision	$	41,455	$	2,460	$	44,767

Reconciliation of Effective Tax Rate

The effective tax rate on income before income taxes differed from the federal statutory income tax rate as follows:

		Year ended December 31,				
(in thousands)		2023		2022		2021
Income tax expense at federal statutory rate	$	33,401	$	1,040	$	41,575
State income taxes, net of federal income tax benefit		3,503		1,189		4,257
Foreign income tax expense		204		210		(6)
Executive compensation		3,692		57		2,359
Federal tax credits		(2,034)		(1,103)		(385)
Stock compensation		1,936		1,016		(2,058)
Other		753		51		(975)
Total income tax expense	$	41,455	$	2,460	$	44,767

Deferred Taxes

The major components of the Company's net deferred tax assets and liabilities are as follows:

	As of December 31,	
(in thousands)	2023	2022
Deferred tax assets:		
Employee benefits	$ 8,410	$ 9,938
Net operating loss	22,237	30,370
Tax credits	4,128	4,290
Other[1]	30,576	18,644
Less: valuation allowance	1,214	1,214
Total deferred tax assets	64,137	62,028
Deferred tax liabilities:		
Prepaid expenses	4,516	4,223
Depreciation	434,620	399,622
Other	9,603	4,571
Total deferred tax liabilities	448,739	408,416
Net deferred tax liabilities	$ 384,602	$ 346,388

[1] Other deferred tax assets consists of interest expense and research and development expenses.

Net Operating Loss and Tax Credit Carryforwards

At December 31, 2023, the Company recognized $14.0 million and $8.2 million of tax-effected Federal and state net operating loss carryforwards, respectively. Under the current law, the Federal net operating losses do not expire and state net operating loss carryforward amounts begin to expire in 2024.

Note 11— Related Party Transactions

During the years ended December 31, 2023, 2022 and 2021, there were no related party transactions that required disclosure.

Note 12 — Employee Benefit Plans

401(k) Plan

The Company has a defined contribution plan covering all eligible employees. Under the plan, employees may contribute up to 90 percent of their eligible annual compensation with the Company making matching contributions on employee deferrals of up to 5 percent of eligible employee wages.

The Company recognized expense under this plan of $25.5 million, $24.0 million, and $21.4 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Share-based employee compensation

The Company reserved 2,000,000 shares of common stock for the Company to grant stock options, restricted stock, cash-settled stock appreciation rights ("SARs") and other stock-based awards to certain officers, directors and employees of the Company under the 2022 Long-Term Incentive Plan (the "2022 Plan"). The 2022 Plan is administered by the compensation committee of the board of directors.

Employee Stock Purchase Plan

The Company reserved 1,000,000 shares of common stock for employee purchases under the 2014 Employee Stock Purchase Plan ("ESPP"). Shares are purchased semi-annually, at a discount, based on the market value at period-end. Employees may contribute up to 25 percent of their base pay per offering period, not to exceed $25,000 each calendar year, for the purchase of common stock. The ESPP is a compensatory plan under applicable accounting guidance and results in the recognition of compensation expense.

The following table provides information about the Company's ESPP activity during 2023, 2022, and 2021:

Year Ended	Total number of shares purchased in year	Average price paid per share	Weighted-average fair value of discount under the ESPP (1)
December 31, 2021	39,760	$ 174.68	$ 30.00
December 31, 2022	73,268	$ 97.85	$ 16.25
December 31, 2023	99,802	$ 85.27	$ 14.44

[1] *The weighted-average fair value of the discount under the ESPP granted is equal to a percentage discount from the market value of the common stock at the end of each semi-annual purchase period. 15 percent is the maximum allowable discount under the ESPP.*

Compensation expense

For the years ended December 31, 2023, 2022 and 2021, the Company recorded compensation expense of $31.5 million, $16.3 million and $17.2 million, respectively, related to restricted stock, stock options and the ESPP. Forfeiture rates are estimated at the time of grant based on historical actuals for similar grants and are matched to actuals over the vesting period.

The unrecognized compensation cost was $39.7 million as of December 31, 2023 for unvested restricted stock expected to be recognized over a weighted-average period of 2.69 years. As of December 31, 2023, there was $0.1 million unrecognized compensation cost related to stock options.

Restricted stock awards

The closing price of the Company's stock on the date of grant is used as the fair value for the issuance of restricted stock. Most of the Company's unvested restricted stock awards, subject generally to the individual's continued employment or service, vest over a three year period or longer for certain of the Company's executive officers. A summary of the status of non-vested restricted stock grants during the years ended December 31, 2023, 2022 and 2021 is presented below:

	Shares		Weighted Average Grant Date Fair Value Per Share
Non-vested at December 31, 2020	265,527	$	142.25
Granted	120,456		194.66
Vested	(197,530)		136.71
Forfeited	(6,900)		147.05
Non-vested at December 31, 2021	181,553	$	183.63
Granted	374,540		89.31
Vested	(74,170)		180.54
Forfeited	(52,055)		123.01
Non-vested at December 31, 2022	429,868	$	109.33
Granted	567,004		93.57
Vested	(238,020)		119.00
Forfeited	(151,459)		94.07
Non-vested at December 31, 2023	607,393	$	94.64

The total grant date fair value of restricted stock that vested during the years ended December 31, 2023, 2022 and 2021 was $28.3 million, $13.4 million and $27.0 million, respectively.

Note 13 — Commitments and Contingencies

The Company leases assets including aircraft, office facilities, office equipment, certain airport and terminal facilities, and other space. These commitments have remaining non-cancelable lease terms, which range from 2024 to 2048. Refer to Note 7 for more information on the Company's lease agreements.

The Company's contractual purchase commitments consist primarily of aircraft and engine acquisitions. The total future commitments are as follows:

(in thousands)	As of December 31, 2023
2024	$ 866,545
2025	673,612
2026	159,679
Total purchase commitments	$ 1,699,836

Aircraft Commitments

As of December 31, 2023, the Company had entered into purchase agreements for 51 aircraft which are expected to deliver from 2024 through 2026.

Contingencies

The Company is party to collective bargaining agreements with the employee groups listed below. As of December 31, 2023, the percentage of full-time equivalent employees for each of these pay groups was as follows:

	As of December 31, 2023
Pilots	17.9 %
Flight Attendants	23.4
Maintenance Technicians	11.2
Flight Dispatchers	0.9
Total	53.4 %

As of December 31, 2023, the Company employed approximately 6,700 full-time equivalent employees, 41.3 percent of whom are covered by collective bargaining agreements with various labor unions that are currently amendable and are in negotiation.

See Item I - Business, for further discussion on the status of each group which has elected union representation.

The Company is subject to certain other legal and administrative actions it considers routine to its business activities. The Company believes the ultimate outcome of any pending legal or administrative matters will not have a material adverse impact on its financial position, liquidity or results of operations.

Note 14 — Segments

Operating segments are components of a company for which separate financial and operating information is regularly evaluated and reported to the Chief Operating Decision Maker ("CODM"), and is used to allocate resources and analyze performance. The Company's CODM is the executive leadership team, which reviews information about the Company's two operating segments: Airline and Sunseeker Resort.

Airline Segment

The Airline segment operates as a single business unit and includes all scheduled service air transportation, ancillary air-related products and services, third party products and services, fixed fee contract air transportation and other airline-related revenue. The CODM evaluation includes, but is not limited to, route and flight profitability data, ancillary and third party product and service offering statistics, and fixed fee contract information when making resource allocation decisions with the goal of optimizing consolidated financial results.

Sunseeker Resort Segment

The Sunseeker Resort segment operates as a single business unit and includes hotel rooms and suites for occupancy, group meeting facilities, food and beverage options, the Aileron Golf Course and other Resort amenities. The Resort opened on December 15, 2023. The CODM evaluation includes, but is not limited to, demand for hospitality offerings, occupancy rates, room pricing, food and beverage offerings, other charge points at the Resort and competitive information when making resource allocations with the goal of optimizing consolidated financial results.

For the year ended December 31, 2023, the Company recorded $26.5 million of preopening expenses related to the opening of the Resort, which is included in salaries and benefits expense, sales and marketing expense, and other expense in the consolidated statements of income.

Selected information for the Company's segments and the reconciliation to the consolidated financial statement amounts are as follows:

(in thousands)	Airline	Sunseeker Resort	Consolidated
Year Ended December 31, 2023			
Operating revenue:			
Passenger	$ 2,324,397	$ —	$ 2,324,397
Third party products	112,579	—	112,579
Fixed fee contract	68,548	—	68,548
Other	1,444	2,889	4,333
Operating income (loss)	251,468	(30,487)	220,981
Interest income	(46,615)	—	(46,615)
Interest expense [(1)]	130,512	21,868	152,380
Capitalized interest	(21,838)	(23,294)	(45,132)
Depreciation and amortization	220,915	2,215	223,130
Capital expenditures	568,309	321,044	889,353
Year Ended December 31, 2022			
Operating revenue:			
Passenger	$ 2,137,762	$ —	$ 2,137,762
Third party products	100,959	—	100,959
Fixed fee contract	60,937	—	60,937
Other	2,169	2	2,171
Operating income (loss)	136,968	(45,322)	91,646
Interest income	(16,469)	—	(16,469)
Interest expense [(1)]	92,785	16,046	108,831
Capitalized interest	(4,308)	(8,332)	(12,640)
Depreciation and amortization	197,433	109	197,542
Capital expenditures	475,254	288,408	763,662
Year Ended December 31, 2021			
Operating revenue:			
Passenger	$ 1,578,436	$ —	$ 1,578,436
Third party products	86,487	—	86,487
Fixed fee contract	41,184	—	41,184
Other	1,803	—	1,803
Operating income (loss)	271,073	(7,998)	263,075
Interest income	(1,814)	—	(1,814)
Interest expense [(1)]	66,585	1,818	68,403
Depreciation and amortization	180,923	112	181,035
Capital expenditures	309,982	50,629	360,611

[(1)] *Excludes losses on debt extinguishment.*

Total assets were as follows as of the dates indicated:

(in thousands)	As of December 31, 2023	As of December 31, 2022
Airline	$ 4,213,288	$ 4,047,134
Sunseeker Resort	656,122	464,163
Consolidated	$ 4,869,410	$ 4,511,297

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures. As of the end of the period covered by this report, under the supervision and with the participation of our management, including our CEO and chief financial officer ("CFO"), we evaluated the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, or the "Exchange Act"). Based on that evaluation, management, including our CEO and CFO, has concluded that our disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information we are required to disclose is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to the Company's management, including the CEO and the CFO, as appropriate to allow timely decisions regarding required disclosure.

Changes in internal controls. There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the fourth quarter of our year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting. Management, under the supervision of the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") Internal Control - Integrated Framework (2013 Framework). Based on the assessment, management has concluded that, as of December 31, 2023, our internal control over financial reporting was effective based on those criteria.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. As such, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives. We intend to review and evaluate the design and effectiveness of our disclosure controls and procedures and internal control over financial reporting on a regular basis, to improve these controls and procedures over time, and to correct any deficiencies that may be discovered. Future events affecting our business may cause us to modify our controls and procedures.

Our independent registered public accounting firm has issued an attestation report regarding its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023.

Item 9B. Other Information

Not applicable.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Allegiant Travel Company:

Opinion on Internal Control Over Financial Reporting

We have audited Allegiant Travel Company and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated February 29, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Dallas, Texas

February 29, 2024

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

The information required by this Item is incorporated herein by reference to the data under the headings "ELECTION OF DIRECTORS," "EXECUTIVE OFFICERS" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement to be used in connection with the solicitation of proxies for our annual meeting of shareholders to be held June 26, 2024, which Proxy Statement is to be filed with the Commission.

Item 11. Executive Compensation

The information required by this Item is incorporated herein by reference to the data under the headings "EXECUTIVE COMPENSATION" and "REPORT OF THE COMPENSATION COMMITTEE" in the Proxy Statement to be used in connection with the solicitation of proxies for our annual meeting of shareholders to be held June 26, 2024, which Proxy Statement is to be filed with the Commission.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated herein by reference to the data under the heading "STOCK OWNERSHIP" in the Proxy Statement to be used in connection with the solicitation of proxies for our annual meeting of shareholders to be held June 26, 2024, which Proxy Statement is to be filed with the Commission. The information required by this item with respect to securities authorized for issuance under our equity compensation plans is included in Part II, Item 5 of this Annual Report on Form 10-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated herein by reference to the data under the heading "RELATED PARTY TRANSACTIONS" and "Director Independence" in the Proxy Statement to be used in connection with the solicitation of proxies for our annual meeting of shareholders to be held June 26, 2024, which Proxy Statement is to be filed with the Commission.

Item 14. Principal Accountant Fees and Services

Our Independent registered public accounting firm is KPMG LLP, Dallas, TX, Auditor Firm ID: 185

The information required by this Item is incorporated herein by reference to the data under the heading "PRINCIPAL ACCOUNTANT FEES AND SERVICES" in the Proxy Statement to be used in connection with the solicitation of proxies for our annual meeting of shareholders to be held June 26, 2024, which Proxy Statement is to be filed with the Commission.

Item 15. Exhibits and Financial Statement Schedules

— Financial Statements and Supplementary Data. The financial statements included in Item 8 - Financial Statements and Supplementary Data above are filed as part of this annual report.

— Financial Statement Schedules. Schedules are not submitted because they are not required or are not applicable, or the required information is shown in the consolidated financial statements or notes thereto.

— Exhibits. The Exhibits listed below are filed or incorporated by reference as part of this Form 10-K. Where so indicated, exhibits which were previously filed are incorporated by reference.

Exhibit Number	Description
3.1	Articles of Incorporation of Allegiant Travel Company (incorporated by reference to Exhibit 3.1 to Registration Statement No. 333-134145 filed with the Commission on July 6, 2006).
3.2	Bylaws of Allegiant Travel Company as amended on January 30, 2024 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, filed with the Commission on February 5, 2024).
3.3	Specimen Stock Certificate (incorporated by reference to Exhibit 3.3 to the Form 8-A filed with the Commission on November 22, 2006).
4.1	Warrant Agreement dated April 20, 2020 between the Company and the U.S. Department of the Treasury (incorporated by reference to Exhibit 10.3 to Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed with the Commission on May 22, 2020).
4.2	Form of PSP Warrant (included in Exhibit 4.1 as Annex B thereto)
4.3	PSP2 Warrant Agreement dated as of January 15, 2021, between the Company and the United States Department of the Treasury (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed with the Commission on October 6, 2021).
4.4	Form of PSP2 Warrant (Included in Exhibit 4.3 as Annex B thereto).
4.5	Indenture, dated as of August 17, 2022, by and among Allegiant Travel Company, the guarantors party thereto and Wilmington Trust, National Association, as trustee and collateral agent, governing the 7.250% Senior Secured Notes due 2027 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed with the Commission on August 17, 2022).
4.6	Form of 7.250% Senior Secured Notes due 2027 (incorporated by reference to Exhibit A to Exhibit 4.5 above).
4.7	Description of Securities
10.1	Airport Use and Lease Agreement signed on March 17, 2011 between the Company and Clark County Department of Aviation (incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Commission on February 27, 2012-SEC File No. 001-33166).
10.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K for the year ended December 31, 2012, filed with the Commission on February 26, 2013-SEC File No. 001-33166).
10.3	2016 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.6 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the Commission on November 1, 2016). (1)
10.4	Form of Restricted Stock Agreement used for Directors of the Company under the 2016 Long-term Incentive Plan (incorporated by reference to Exhibit 10.7 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the Commission on November 1, 2016). (1)
10.5	Form of Restricted Stock Agreement used for Employees of the Company under the 2016 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.9 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the Commission on November 1, 2016). (1)
10.6	Credit Agreement dated as of June 24, 2019 among Sunrise Asset Management, Bank of America Leasing and Capital, LLC, Sumitomo Mitsui Banking Corporation and Bank of Utah, as agent (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 filed with the Commission on July 31, 2019). (2)
10.7	Payroll Support Program 3 Agreement dated April 23, 2021, between Allegiant Air, LLC and the United States Department of the Treasury (incorporated by reference to Exhibit 10.19 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022).
10.8	Credit Agreement dated as of October 13, 2021 among Sunseeker Florida, Inc., Allegiant Travel Company, certain subsidiaries of Allegiant Travel Company, the Lenders party thereto, Wilmington Trust, National Association as Administrative Agent and Castlelake Lending Opportunities, LLC as Facility Manager (incorporated by reference to Exhibit 10.20 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.9	Disbursement Agreement dated as of October 13, 2021 among Sunseeker Florida, Inc. and Wilmington Trust, National Association as Disbursement Agent and Administrative Agent (incorporated by reference to Exhibit 10.21 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.10	Mortgage, Assignment of Rents, Security Agreement and Fixture Filing dated as of October 13, 2021 made by Sunseeker Florida, Inc., to Wilmington Trust, National Association as Administrative Agent (incorporated by reference to Exhibit 10.22 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022).

10.11	Share Pledge Agreement dated as of October 13, 2021 between SFI Equity Holdco, Inc. and Wilmington Trust, National Association as Administrative Agent (incorporated by reference to Exhibit 10.23 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022).
10.12	Payment Guaranty dated as of October 13, 2021 among Allegiant Travel Company, certain subsidiaries of Allegiant Travel Company, SFI Equity Holdco, Inc. and Wilmington Trust, National Association as Administrative Agent (incorporated by reference to Exhibit 10.24 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022).
10.13	Carry and Completion Guaranty dated as of October 13, 2021 among Allegiant Travel Company, certain subsidiaries of Allegiant Travel Company, SFI Equity Holdco, Inc. and Wilmington Trust, National Association as Administrative Agent (incorporated by reference to Exhibit 10.25 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022).
10.15	Aircraft General Terms Agreement WJE-AGTA between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.26 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with Commission on March 1, 2022). (2)
10.16	Purchase Agreement Number PA-05130 between The Boeing Company and Allegiant Air, LLC relating to Boeing Models 737-8-200 and 737-7 Aircraft (incorporated by reference to Exhibit 10.27 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.17	Table 1A to Purchase Agreement No. PA-05130 Aircraft Information Table (incorporated by reference to Exhibit 10.28 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.18	Table 1B to Purchase Agreement No. PA-05130 Aircraft Information Table (incorporated by reference to Exhibit 10.29 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.19	Aircraft Configuration between The Boeing Company and Allegiant Air Exhibit A-1 to Purchase Agreement Number PA-05130 (incorporated by reference to Exhibit 10.30 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.20	Aircraft Configuration between The Boeing Company and Allegiant Air Exhibit A-2 to Purchase Agreement Number PA-05130 (incorporated by reference to Exhibit 10.31 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.21	Aircraft Delivery Requirements and Responsibilities between The Boeing Company and Allegiant Air, LLC Exhibit B to Purchase Agreement Number PA-05130 (incorporated by reference to Exhibit 10.32 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.22	Airframe and Optional Features Escalation Adjustment between The Boeing Company and Allegiant Air, LLC Supplemental Exhibit AE1 to Purchase Agreement Number PA-05130 (incorporated by reference to Exhibit 10.33 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.23	Buyer Furnished Equipment Variables between The Boeing Company and Allegiant Air, LLC Supplemental Exhibit BFE1 to Purchase Agreement Number PA-05130 (incorporated by reference to Exhibit 10.34 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.24	Customer Support Variables between The Boeing Company and Allegiant Air, LLC Supplemental Exhibit CS1 to Purchase Agreement Number PA-05130 (incorporated by reference to Exhibit 10.35 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.25	Engine Escalation Adjustment, Engine Warranty and Patent Indemnity between The Boeing Company and Allegiant Air, LLC Supplemental Exhibit EE1 to Purchase Agreement Number PA-05130 (incorporated by reference to Exhibit 10.36 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022).
10.26	Service Life Policy between The Boeing Company and Allegiant Air, LLC Supplemental Exhibit SLP1 to Purchase Agreement Number PA-05130 (incorporated by reference to Exhibit 10.37 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022).
10.27	Letter Agreement WJE-PA-05130-LA-2101477 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.38 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.28	Attachment A to Letter Agreement No. WJE-PA-05130-LA-2101477 (incorporated by reference to Exhibit 10.39 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.29	Attachment B to Letter Agreement No. WJE-PA-05130-LA-2101477 (incorporated by reference to Exhibit 10.40 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.30	Letter Agreement WJE-PA-05130-LA-2101478 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.41 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.31	Letter Agreement WJE-PA-05130-LA-2101479 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.42 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.32	Letter Agreement WJE-PA-05130-LA-2101481 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.43 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)

10.33	Letter Agreement WJE-PA-05130-LA-2101482 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.44 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.34	Letter Agreement WJE-PA-05130-LA-2101483 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.45 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.35	Letter Agreement WJE-PA-05130-LA-2101485 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.46 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.36	Attachment to Letter Agreement WJE-PA-05130-LA-2101485 (incorporated by reference to Exhibit 10.47 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.37	Attachment to Letter Agreement WJE-PA-05130-LA-2101485 (incorporated by reference to Exhibit 10.48 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.38	Letter Agreement WJE-PA-05130-LA-2101487 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.49 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.39	Letter Agreement WJE-PA-05130-LA-2101488 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.50 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.40	Letter Agreement WJE-PA-05130-LA-2101489 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.51 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.41	Letter Agreement WJE-PA-05130-LA-2101490 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.52 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.42	Letter Agreement WJE-PA-05130-LA-2101491 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.53 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.43	Letter Agreement WJE-PA-05130-LA-2103907 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.54 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.44	Letter Agreement WJE-PA-05130-LA-2103908 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.55 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.45	Attachment to Letter Agreement WJE-PA-05130-LA-2103908 (incorporated by reference to Exhibit 10.56 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.46	Letter Agreement WJE-PA-05130-LA-2103909 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.57 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.47	Letter Agreement WJE-PA-05130-LA-2103923 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.58 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.48	Letter Agreement WJE-PA-05130-LA-2103924 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.59 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.49	Letter Agreement WJE-PA-05130-LA-2103925 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.60 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.50	Letter Agreement WJE-PA-05130-LA-2103930 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.61 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.51	Letter Agreement WJE-PA-05130-LA-2104792 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.62 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.52	Letter Agreement WJE-PA-05130-LA-2104982 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.63 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.53	Letter Agreement WJE-PA-05130-LA-2105122 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.64 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.54	Letter Agreement WJE-PA-05130-LA-2105267 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.65 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.55	Letter Agreement WJE-PA-05130-LA-2105268 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.66 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)

10.56	Letter Agreement WJE-PA-05130-LA-2105443 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.67 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.57	Letter Agreement WJE-PA-05130-LA-2105503 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.68 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.58	Employment Agreement dated as of April 27, 2022 between the Company and John Redmond (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed with the Commission on August 4, 2022). (1)
10.59	Restricted Stock Agreement dated June 1, 2022 between the Company and John Redmond (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed with the Commission on August 4, 2022). (1)
10.60	Stock Option Agreement dated June 1, 2022 between the Company and John Redmond (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed with the Commission on August 4, 2022). (1)
10.61	Employment Agreement dated as of August 1, 2022 between the Company and Scott Sheldon (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Commission on November 3, 2022). (1)
10.62	Employment Agreement dated as of August 1, 2022 between the Company and Gregory Anderson (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Commission on November 3, 2022). (1)
10.63	Employment Agreement dated as of August 1, 2022 between the Company and Scott DeAngelo (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Commission on November 3, 2022). (1)
10.64	Employment Agreement dated as of August 1, 2022 between the Company and Robert Wilson, III (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Commission on November 3, 2022). (1)
10.65	Revolving Credit and Guaranty Agreement, dated as of August 17, 2022, among the Company, as borrower, certain subsidiaries of the Company party thereto, as guarantors, the lenders party thereto and Barclays Bank PLC, as administrative agent and lead arranger (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the Commission on August 17, 2022).
10.66	PDP Credit Agreement dated as of September 30, 2022 among Allegiant Air, LLC, Norddeutsche Landesbank Girozentrale (acting through its New York branch) and Landesbank Hessen-Thüringen Girozentrale as Original Lenders and Bank of Utah as security trustee (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Commission on November 3, 2022). (2)
10.67	Purchase Agreement Assignment and Security Agreement dated as of September 30, 2022, between Allegiant Air, LLC and Bank of Utah as security trustee (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Commission on November 3, 2022). (2)
10.68	Definitions Relating to the PDP Credit Agreement and the Security Agreement referenced in items 10.67 and 10.68 (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 filed with the Commission on November 3, 2022). (2)
10.69	Allegiant Guarantee Agreement dated as of September 30, 2022 between the Company and Bank of Utah as security trustee. (Incorporated by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Commission on November 3, 2022).
10.70	2022 Long-Term Incentive Plan. (1) (incorporated by reference to Exhibit 10.71 to the Annual Report on Form 10-K for the year ended December 31, 2022, filed with the Commission on February 27, 2023).
10.71	Form of Restricted Stock Agreement under 2022 Long-Term Incentive Plan - Employees. (1) (incorporated by reference to Exhibit 10.72 to the Annual Report on Form 10-K for the year ended December 31, 2022, filed with the Commission on February 27, 2023).
10.72	Form of Restricted Stock Agreement under 2022 Long-Term Incentive Plan - Board Members. (1) (incorporated by reference to Exhibit 10.73 to the Annual Report on Form 10-K for the year ended December 31, 2022, filed with the Commission on February 27, 2023).
10.73	Employment Agreement dated as of December 1, 2022, between the Company and Keny Wilper. (1) (incorporated by reference to Exhibit 10.74 to the Annual Report on Form 10-K for the year ended December 31, 2022, filed with the Commission on February 27, 2023).
10.74	Separation Agreement and Mutual Release of All Claims between the Company and Scott Sheldon dated January 27, 2023 (1) (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, filed with the Commission on May 8, 2023
10.75	Form of Stock Option Agreement for President and Executive Vice Presidents (1) (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed with the Commission on August 7, 2023).
10.76	Separation Agreement between Registrant and John Redmond dated September 26, 2023 (1) (incorporated by reference to Exhibit 10.01 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).

10.77 Credit Agreement by and among Sunrise Asset Management, LLC, as Borrower, the Lenders party hereto, as Lenders, BNP Paribas, as Administrative Agent, Bank of Utah, as Security Trustee, BNP Paribas and JSA International U.S. Holdings ,LLC as Lead Arrangers, and BNP Paribas, as Sole Structuring Agent dated as of September 27, 2023 (2) (incorporated by reference to Exhibit 10.02 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).

10.78 Mortgage and Security Agreement by and among Sunrise Asset Management, LLC, as Mortgagor, Bank of Utah, as Account Bank, and Bank of Utah, not in its individual capacity but solely as Security Trustee, as Mortgagee, dated as of September 27, 2023 (2) (incorporated by reference to Exhibit 10.03 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).

10.79 Lessee Consent from Sunrise Asset Management, LLC as Lessor, and Bank of Utah, as Security Trustee, to Allegiant Air, LLC, as Lessee dated September 29, 2023(2) (incorporated by reference to Exhibit 10.04 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).

10.80 Lessee Guarantee Agreement by and between Allegiant Air, LLC, as Guarantor, and Bank of Utah, as Security Trustee dated as of September 27, 2023 (incorporated by reference to Exhibit 10.05 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).

10.81 Allegiant Guarantee Agreement by and between Allegiant Travel Company, as Guarantor, and Bank of Utah, as Security Trustee dated as of September 27, 2023 (incorporated by reference to Exhibit 10.06 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).

10.82 Table of Contents of Purchase Agreement No. 05130 between The Boeing Company and Allegiant Air, LLC (2) (incorporated by reference to Exhibit 10.07 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).

10.83 Supplemental Agreement No. 2 to Purchase Agreement No. 05130 between The Boeing Company and Allegiant Air, LLC (2) (incorporated by reference to Exhibit 10.08 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).

10.84 Table 1A-R2 to Purchase Agreement No. PA-05130 - Aircraft Information Table 737-8200 (2) (incorporated by reference to Exhibit 10.09 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).

10.85 Table 1B-R2 to Purchase Agreement No. PA-05130 - Aircraft Information Table (2) (incorporated by reference to Exhibit 10.10 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).

10.86 Aircraft Configuration between The Boeing Company and Allegiant Air Exhibit A1-R1 to Purchase Agreement Number PA-05130 (2) (incorporated by reference to Exhibit 10.11 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).

10.87 Aircraft Configuration between The Boeing Company and Allegiant Air Exhibit A2-R1 to Purchase Agreement Number PA-05130 (2) (incorporated by reference to Exhibit 10.12 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).

10.88 Buyer Furnished Equipment Variables between The Boeing Company and Allegiant Air, LLC - Supplemental Exhibit BFE1 to Purchase Agreement Number PA-05130 (2) (incorporated by reference to Exhibit 10.13 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).

10.89 Letter Agreement WJE-PA-05130-LA-2101477R1 between The Boeing Company and Allegiant Air, LLC (2) (incorporated by reference to Exhibit 10.14 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).

10.90 Attachment A to Letter Agreement No. WJE-PA-05130-LA-2101477 (2) (incorporated by reference to Exhibit 10.15 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).

10.91 Attachment B to Letter Agreement No. WJE-PA-05130-LA-2101477 (2) (incorporated by reference to Exhibit 10.16 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).

10.92 Letter Agreement WJE-PA-05130-LA-2101479R2 between The Boeing Company and Allegiant Air, LLC (2) (incorporated by reference to Exhibit 10.17 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).

10.93 Letter Agreement WJE-PA-05130-LA-2101488R1 between The Boeing Company and Allegiant Air, LLC (2) (incorporated by reference to Exhibit 10.18 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).

10.94 Letter Agreement WJE-PA-05130-LA-2104982R1 between The Boeing Company and Allegiant Air, LLC (2) (incorporated by reference to Exhibit 10.19 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).

10.95 Letter Agreement WJE-PA-05130-LA-2103930R1 between The Boeing Company and Allegiant Air, LLC (2) (incorporated by reference to Exhibit 10.20 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).

10.96 Letter Agreement WJE-PA-05130-LA-2101482R1 between The Boeing Company and Allegiant Air, LLC (2) (incorporated by reference to Exhibit 10.21 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).

10.97 Letter Agreement WJE-PA-05130-LA-2103907R1 between The Boeing Company and Allegiant Air, LLC (2) (incorporated by reference to Exhibit 10.22 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).

10.98	Letter Agreement WJE-PA-05130-LA-2103908R1 between The Boeing Company and Allegiant Air, LLC (2) (incorporated by reference to Exhibit 10.23 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).
10.99	Attachment A to Letter Agreement No. WJE-PA-05130-LA-2103908R1 (2) (incorporated by reference to Exhibit 10.24 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).
10.100	PDP Facility Agreement in Respect of Up to Eight (8) Boeing 737 Max Aircraft by and between Sun Tail PDP LLC as Borrower, Carlyle Aviation Management Limited as Agent, Runway Seven Lender LLC as Security Trustee and Runway Seven Lender LLC as Lender dated November 1, 2023 (2)
10.101	Allegiant Guarantee Agreement dated as of November 1, 2023 between Allegiant Travel Company and Allegiant Air, LLC as Guarantors and Runway Seven Lender LLC as Security Trustee (2)
10.102	Purchase Agreement Security Assignment (737 Max) dated as of November 1, 2023 between Sun Tail PDP LLC as Assignor and Runway Seven Lender LLC as Assignee (2)
21	List of Subsidiaries
23.1	Consent of KPMG LLP, independent registered public accounting firm
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
32	Section 1350 Certifications
101	The following financial information from the Company's Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 29, 2024, formatted in XBRL includes (i) Consolidated Balance Sheets as of December 31, 2023 and December 31, 2022 (ii) Consolidated Statements of Income for the years ended December 31, 2023, 2022 and 2021 (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022 and 2021 (iv) Consolidated Statements of Shareholders' Equity for the years ended December 31, 2023, 2022 and 2021 (v) Consolidated Cash Flow Statements for the years ended December 31, 2023, 2022 and 2021 (vi) the Notes to the Consolidated Financial Statements. [3]

[1] Management contract or compensation plan or agreement required to be filed as an Exhibit to this Report on Form 10-K pursuant to Item 15(b) of Form 10-K.

[2] Certain confidential information in this agreement has been omitted because it (i) is not material and (ii) would be competitively harmful if publicly disclosed.

[3] Pursuant to Rule 406 of Regulation S-T, the XBRL related information in Exhibit 101 to this annual report on Form 10-K shall be deemed to be not filed for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be deemed part of a registration statement, prospectus or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 16. Form 10-K Summary

None

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Las Vegas, State of Nevada on February 29, 2024.

Allegiant Travel Company

By: /s/ Gregory Anderson

Gregory Anderson, as duly authorized officer of the Company (President)

POWERS OF ATTORNEY

Each person whose signature appears below hereby appoints Gregory Anderson and Robert Neal, and each of them acting alone, as his or her true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this annual report on Form 10-K, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to perform each and every act and thing appropriate or necessary to be done, as fully and for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Maurice J. Gallagher, Jr. Maurice J. Gallagher, Jr.	Chief Executive Officer and Director (Principal Executive Officer and Chairman of the Board)	February 29, 2024
/s/ Robert Neal Robert Neal	Chief Financial Officer (Principal Financial Officer)	February 29, 2024
/s/ Rebecca Aretos Rebecca Aretos	Chief Accounting Officer (Principal Accounting Officer)	February 29, 2024
/s/ Montie Brewer Montie Brewer	Director	February 29, 2024
/s/ Gary Ellmer Gary Ellmer	Director	February 29, 2024
/s/ Ponder Harrison M. Ponder Harrison	Director	February 29, 2024
/s/ Linda Marvin Linda Marvin	Director	February 29, 2024
/s/ Sandra D. Morgan Sandra D. Morgan	Director	February 29, 2024
/s/ Charles W. Pollard Charles W. Pollard	Director	February 29, 2024

Board of Directors

Maurice J. Gallagher, Jr.
Chairman of the Board,
Chief Executive Officer

Montie Brewer

Gary Ellmer

Ponder Harrison

Linda A. Marvin

Sandra Morgan
President of
Las Vegas Raiders

Charles Pollard

Executive Officers

Maurice J. Gallagher, Jr.
Chairman of the Board,
Chief Executive Officer

Gregory C. Anderson
President

Scott DeAngelo
Executive Vice President,
Chief Marketing Officer

Robert Wilson
Executive Vice President,
Chief Information Officer

Robert J. Neal
Senior Vice President,
Chief Financial Officer

Keny F. Wilper
Senior Vice President,
Chief Operating Officer

Drew Wells
Senior Vice President,
Chief Revenue Officer

Micah Richins
President of
Sunseeker Resorts

Corporate Headquarters

1201 N. Town Center Drive
Las Vegas, NV 89144
702.851.7300
www.allegiant.com

Form 10-K

Additional copies of the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission are available to stockholders without charge upon request in writing to:

Sherry Wilson
Allegiant Travel Company
Investor Relations
1201 N. Town Center Drive
Las Vegas, NV 89144

Independent Public Accounting Firm

KPMG LLP
Dallas, TX

Transfer Agent

Broadridge Financial Solutions, Inc.
51 Mercedes Way
Edgewood, NY 11711